FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January – June 2019 Results

2	January – June 2019 Financial Report

3	January – June 2019 Earnings Presentation

Item 1

Santander earns €3,231 million in attributable profit for the first half of 2019, after €814 million of charges relating primarily to planned restructuring costs

Excluding these charges, underlying profit increased by 2% in constant euros to €4,045 million

Madrid, 23 July 2019 - PRESS RELEASE

∎

In the first half of the year net interest income increased to €17,636 million, up 4% year on year (yoy) as lending and customer funds increased by 4% and 6% respectively in constant euros (i.e. applying constant exchange rates).

∎	The bank attracted one million new customers in the second quarter, taking the total number of customers it serves to 142 million, more than any other bank in Europe or the Americas.

∎

To support our strategy, all digital services have been consolidated under a single area – Santander Global Platform. Digital adoption continued to accelerate over the first six months of the year, with 34.8 million customers now using digital services. On average, 240 customers now access one of Santander’s mobile or digital platforms every second - an increase of 28% over the past 12 months.

∎	The positive trends in credit quality also continued, with the group non-performing loan ratio falling by 11 basis points in the quarter to 3.51%, while cost of credit remained stable at 0.98%.

∎

The group CET 1 ratio is now 11.30%, 50 basis points higher than 30 June 2018, while Santander remained among the most profitable and efficient banks in its peer group, with an underlying return on tangible equity (RoTE) of 11.7%, and a cost-to-income ratio of 47.4%.

∎

Further to the €108 million net charges announced in the first quarter, the bank took an additional charge of €706 million in Q2, primarily relating to planned restructuring costs in Spain and UK (€626 million), and additional provisions for PPI (€80 million). This led to a fall in attributable profit in the second quarter of 18% yoy to €1,391 million.

∎

Excluding these charges, underlying profit for the second quarter increased to €2,097 million, up 5% compared to the same quarter last year - the strongest underlying quarterly performance since 2011, driven by strong growth in lending in Latin America, further improvements in profitability in North America, as well as improving costs in Europe.

Banco Santander Group Executive Chairman, Ana Botín, said:

“The bank has delivered its strongest underlying quarterly performance in eight years, reflecting the progress we have made in our commercial and digital transformation.

All our businesses continue to deliver solid results, with particularly good growth in North America, which now represents 17% of Group profits (vs. 14% at 30 June 2018).

During the quarter we have taken a further step forward in our digital transformation with the creation of the Santander Global Platform area, which aligns our reporting structure with our organisation and strategy. This helps ensure that the group’s talent and scale can be leveraged fully by our high-growth digital and payments businesses, helping us offer the best services to retail customers, merchants and SMEs, while also increasing transparency around our digital investments.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

We have a strong foundation on which we can continue to grow profitably, and I am confident we will achieve the targets outlined at our investor day, including reaching a RoTE of 13-15% in the medium term.”

Results Summary (H119 v. H118 unless otherwise stated)

	Q219 (m)	Q219 v. Q218	Q219 v. Q218 (EX FX)	H119 (m)	H119 v. H118	H119 v. H118 (EX FX)

Total income	€12,351	+3%	+4%	€24,436	+1%	+3%

Operating expenses	(€5,829)	+2%	+3%	(€11,587)	+1%	+2%

Net operating income	€6,522	+4%	+5%	€12,849	+1%	+3%

Net loan-loss provisions	(€2,141)	+6%	+7%	(€4,313)	0%	+1%

Profit before tax	€3,895	+3%	+4%	€7,579	+1%	+3%

Tax	(€1,353)	-2%	0%	(€2,679)	+1%	+3%

Underlying profit	€2,097	+5%	+7%	€4,045	0%	+2%

Net capital gains and provisions	(€706)	+135%	+134%	(€814)	+171%	+171%

Attributable Profit	€1,391	-18%	-16%	€3,231	-14%	-12%

The Group achieved an attributable profit of €3,231 million during the first half of 2019, down 14% year on year (yoy) after €814 million in charges relating primarily to restructuring costs incurred as part of the bank’s plans to reduce its annual cost base in Europe by 10% (€1 billion) as announced at the bank’s investor day on 3 April 2019.

The charges include: restructuring costs in Spain (€600 million) and the UK (€26 million); and a further PPI provision in the UK (€80 million), in addition to the net charge of €108 million announced in the first quarter.

Excluding these charges, underlying profit in the first half of the year increased to €4,045 million, up 2% in constant euros (i.e. excluding the impact of exchange rate movements). In the second quarter alone, underlying profit increased to €2,097 million, up 5% compared to the same quarter last year - the strongest underlying quarterly performance since 2011 (+7% in constant euros).

Santander’s commercial and digital transformation continued to improve the quality and recurrence of its revenues, with net interest income in the first half increasing by 4% year-on-year (+6% in constant euros) and lending and funds increasing by 4% and 6% respectively over the same period in constant euros.

The bank added 1 million customers in the quarter, taking the total number of customers it serves to 142 million. The number of loyal customers (customers using Santander as their primary bank) has increased by 10% since 30 June 2018 to 20.6 million.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The increase in customer revenue, coupled with strong cost control, allowed the bank to maintain a ‘best-in-class’ cost-to-income ratio of 47.4%, with operating expenses falling by 2% in real terms and constant euros due to synergies from integrations.

The rapid growth in the adoption of digital products and services continued in the quarter, with the number of digital customers now standing at 34.8 million, 22% higher than 30 June 2018. Accesses to our online or mobile platforms increased to 3,725 million in the first six months of the year, up 28% yoy, with over one billion transactions completed through digital channels in the period (+25%), not including ATM transactions.

To accelerate progress towards becoming the best open digital financial services platform, the bank has consolidated all its digital services under the new ‘Santander Global Platform’ area. That unit, which includes Openbank, Global Payments Services, and Digital Assets, generated total customer revenues of €48 million (up 18% yoy), while expenses rose to €108 million as the bank continued to invest in this area.

The Group’s scale and presence across both mature and developing markets is a key point of differentiation for Santander among its peers, with European franchises contributing 45% of group underlying profit, South America contributing 38% and North America contributing 17%. Brazil remained the largest contributor with 29% of total Group attributable profit, followed by Spain (13%), Santander Consumer Finance (13%), the UK (11%) and the US (9%).

Credit quality improved further in the quarter, with the non-performing loan ratio falling by 11 bps in the quarter to 3.51% and loan-loss provisions remaining stable at €4,313 million. Cost of credit (the rate at which the bank needs to provision when lending money) also remained broadly stable at 0.98%.

The Group continued to generate capital organically – adding 11 basis points in the quarter to its CET1 ratio which stood at 11.30% at 30 June 2019, in line with its medium-term target of 11-12%.

The Group remained one of the most profitable banks in its peer group, with an underlying return on tangible equity (RoTE) 11.7% and statutory RoTE of 10.5%. Tangible net asset value per share, a key measure of shareholder value, has increased by 5% in the past 12 months to €4.30 per share.

1. Excluding corporate centre (-€1,108 million) and Santander Global Platform (-€51 million). 2. Uruguay and Andean Region underlying profit (€94 million).

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Markets Summary (1H19 v. 1H18)

To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant exchange euros. Variations in current euros are available in the financial report.

Europe. Underlying profit in Europe amounted to €2,354 million, 3% less than in the same period of the previous year. Costs decreased 1% (-3% in real terms) reflecting the initial savings from the bank’s optimisation processes, announced at its investor day last April. As a result, RoTE was 10%. Gross loans increased by 2%, driven by growth in Santander Consumer Finance and the integration of Deutsche Bank Polska’s retail and SME business, while customer funds also increased by 5%. Digital customers grew 13% to 13.5 million, while loyal customers reached 9.7 million.

∎

In Spain, underlying profit was 5% higher at €694 million. Costs were 7% lower thanks to the efficiencies resulting from the Banco Popular integration. The migration of all offices to the Santander platform was successfully completed recently. Santander Spain grew its business and increased profitability in all segments and products. New insurance premiums rose 9%, while at the same time we completed the reorganisation of this business. Lending was down 4% due to the deleveraging of large corporates and a drop in the stock of mortgages. Stock of consumer loans, however, rose by €600 million. Customer deposits increased by €13,300 million. Santander Spain’s digital customers grew 21% to 4.6 million.

∎

Santander Consumer Finance first half underlying profit was €658 million, slightly lower than the same period of 2018. Costs rose slower than revenues (+2%), improving the efficiency ratio to 44.6% and resulting a RoTE of 15%. The largest profits were generated by the Nordic countries (EUR 177 million), Germany (EUR 157 million) and Spain (EUR 116 million). New lending rose 4%, underpinned by new commercial agreements and growth in Italy (+13%), France (+8%) and Spain (+7%).

∎

In the UK, underlying profit in the first half stood at EUR 582 million, down 13% due to continued competitive pressure on mortgage margins, a reduction in net fee income and lower gains on financial transactions. Costs reduced by 1%, while loan-loss provisions fell by 22%, with the cost of credit at just 0.06%. Gross loans were stable and mortgage business volumes increased. Customer deposits increased by 2%, boosted by higher corporate and retail savings deposits.

∎

In Portugal, underlying profit rose by 14% to €260 million, as costs declined further. Loans were still lower than a year ago, but rose slightly this year, aligned with the growth in market shares in new mortgages and loans to companies, while customer funds increased by 7%.

∎

In Poland, underlying attributable profit was €150 million, down 1%, with strong growth (+26%) in gross loans, mainly due to the integration of Deutsche Bank Polska’s retail and SME business. Likewise, customer deposits increased strongly (+24%).

North America. Underlying profit in North America, which includes Mexico and the US, was €889 million, up 21%. There was good performance in total income at both units, with growth driven by both net interest income (+8%) and net fee income (+4%). Expenses grew less than revenue, resulting in an improved cost-to-income ratio of two percentage points to 42%. Gross loans increased by 10%, with similar growth rates in both units. Customer funds grew in both countries. Digital customers grew 43% to 4.5 million, while loyal customers are now 3.2 million.

∎

In the US, underlying profit was €465 million, up 30%, income increased 7% and costs were broadly flat. Volumes improved in the quarter due to growth in lending in retail banking (auto) and commercial banking. A joint initiative between Santander Bank and Santander Consumer USA originated almost $3 billion in auto finance. Digital customers were 0.9 million, up 9%.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

∎

In Mexico, underlying profit was €424 million, up 12%, and RoTE reached 20.5%. The bank introduced new functionalities to its SuperMóvil service, notably Santander Tap, a system of free instant messaging transfers for operations between our customers. Digital customers grew 57% to 3.5 million.

South America. Underlying profit in South America was €1,961 million, up 15%. Total income increased 9%, underpinned by higher volumes, good spread management and increased loyalty. As a result, RoTE was 21%. Gross loans (+9%) and customers funds (+11%) increased in all units. Digital customers grew 26% to 16.3 million, while loyal customers are now 7.5 million.

∎

In Brazil, underlying profit was €1,482 million, up 18% more year-on-year. Net interest income rose by 7% and net fee income by 9%. Costs increased at a slower pace than income, which helped improve the efficiency ratio to 32.4%. As a result, RoTE was 22% in the first half of the year, versus 20% in June 2018. Gross loans grew by 9%, with profitable gains in market share, while customer deposits rose by 13%. The bank launched several initiatives which helped capture new customers and improve customer satisfaction and market share, including Santander Duo, a differentiated offer for microbusinesses; a new offer for SMEs, and a new digital investment platform. Digital customers grew by 33% to 12.7 million.

∎

In Chile, underlying profit was €311 million, up 4%. Net interest income recovered in the second quarter thanks to larger volumes and greater inflation. Gross loans increased by 7%, while customer funds rose 5%.

∎

In Argentina, underlying profit was €73 million, similar to underlying profit generated in the first half of 2018. Income is growing at a faster rate than inflation due to strong growth in customer revenues (+98% yoy).

∎	In the rest of South America, which includes, Uruguay, Peru and Columbia, underlying profit increased to €94 million (+16%).

Note: Loans excluding reverse repos. Customer funds: deposits excluding repos. Underlying RoTE.
(1) Adjusted for excess of capital in the US. Otherwise, 9.5%.

Banco Santander is the largest bank in the euro zone with a market capitalisation of €66,253 million at 30 June 2019. It has a strong and focused presence in ten core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 142 million customers.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key consolidated data (from Q2 2019 financial report)

BALANCE SHEET (EUR million)	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Total assets	1,512,096	1,506,151	0.4	1,512,096	1,433,833	5.5	1,459,271
Loans and advances to customers	908,235	910,195	(0.2)	908,235	862,092	5.4	882,921
Customer deposits	814,751	808,361	0.8	814,751	774,425	5.2	780,496
Total funds	1,032,769	1,019,878	1.3	1,032,769	981,363	5.2	980,562
Total equity	109,985	110,365	(0.3)	109,985	104,445	5.3	107,361

Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.
INCOME STATEMENT (EUR million)	Q2’19	Q1’19%		H1’19	H1’18%		2018
Net interest income	8,954	8,682	3.1	17,636	16,931	4.2	34,341
Total income	12,351	12,085	2.2	24,436	24,162	1.1	48,424
Net operating income	6,522	6,327	3.1	12,849	12,680	1.3	25,645
Profit before tax	2,929	3,602	(18.7)	6,531	6,899	(5.3)	14,201
Attributable profit to the parent	1,391	1,840	(24.4)	3,231	3,752	(13.9)	7,810

Changes in constant euros: Q2’19/Q1’19: Nil: +3.9%; Total income: +3.0%; Net operating income: +4.0%; Attributable profit: -23.2% H1’19 / H1’18: Nll: +5.5%; Total income: +2.8%; Net operating income: +3.2%; Attributable profit: -11.7%

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q2’19	Q1’19%		H1’19	H1’18%		2018
Net interest income	8,954	8,682	3.1	17,636	16,931	4.2	34,341
Total income	12,351	12,085	2.2	24,436	24,162	1.1	48,424
Net operating income	6,522	6,327	3.1	12,849	12,680	1.3	25,645
Profit before tax	3,895	3,684	5.7	7,579	7,480	1.3	14,776
Attributable profit to the parent	2,097	1,948	7.6	4,045	4,052	(0.2)	8,064

Variations in constant euros: Q2’19/Q1’19: Nll: +3.9%; Total income: +3.0%; Net operating income: +4.0%; Attributable profit: +8.7%

H1’19 / H1’18: Nll: +5.5%; Total income: +2.8%; Net operating income: +3.2%; Attributable profit: +2.1%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2’19	Q1’19%		H1’19	H1’18%		2018
EPS (euro)	0.076	0.104	(26.7)	0.181	0.216	(16.4)	0.449
Underlying EPS (euros) (1)	0.120	0.111	8.1	0.231	0.235	(1.6)	0.465
RoE	7.79	7.85		7.41	8.24		8.21
RoTE	11.02	11.15		10.51	11.79		11.70
Underlying RoTE (1)	12.03	11.31		11.68	12.24		12.08
RoA	0.63	0.63		0.60	0.65		0.64
RoRWA	1.56	1.54		1.48	1.55		1.55
Underlying RoRWA (1)	1.67	1.56		1.62	1.60		1.59
Efficiency ratio	47.2	47.6		47.4	47.5		47.0

SOLVENCY AND NPL RATIOS (%)	Jun-19	Mar-19		Jun-19	Jun-18		Dec-18
CET1 (2)	11.30	11.23		11.30	10.80		11.30
Fully loaded Total ratio (2)	14.80	14.82		14.80	14.24		14.77
NPL ratio	3.51	3.62		3.51	3.92		3.73
Coverage ratio	68	68		68	69		67

MARKET CAPITALISATION AND SHARES	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Shares (millions)	16,237	16,237	—	16,237	16,136	0.6	16,237
Share price (euros)	4.081	4.145	(1.5)	4.081	4.592	(11.1)	3.973
Market capitalisation (EUR million)	66,253	67,292	(1.5)	66,253	74,097	(10.6)	64,508
Tangible book value per share (euros)	4.30	4.30		4.30	4.10		4.19
Price / Tangible book value per share (X)	0.95	0.96		0.95	1.12		0.95
P/E ratio (X)	11.29	9.94		11.29	10.62		8.84

OTHER DATA	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Number of shareholders	4,054,208	4,089,097	(0.9)	4,054,208	4,152,125	(2.4)	4,131,489
Number of employees	201,804	202,484	(0.3)	201,804	200,961	0.4	202,713
Number of branches	13,081	13,277	(1.5)	13,081	13,482	(3.0)	13,217
(1)

In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures, including the figures related to “underlying” results, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided on page 12 of this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published in the CNMV on 28 February 2019, our 20-F report for the year ending 31 December 2018 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2)

2019 and 2018 data applying the IFRS 9 transitional arrangements. As indicated by the consolidating supervisor a pay-out of 50%, the maximum within the target range (40%- 50%), was applied for the calculation of the capital ratios in 2019. Previously, the average cash pay-out for the last three years was considered.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this press release contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this press release that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see our 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores (CNMV) on 28 February 2019, as well as the section “Alternative performance measures” of the annex to our 2019 2Q Financial Report, published as Relevant Fact on 23 July 2019. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries

Forward-looking statements

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this press release and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this press release. No investment activity should be undertaken on the basis of the information contained in this press release. In making this press release available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

FINANCIAL REPORT First half 2019

Financial report First half 2019 KEY CONSOLIDATED DATA 3 SANTANDER AIM AND CORPORATE CULTURE 4 GROUP FINANCIAL INFORMATION 6 Group performance 6 Income statement and balance sheet 8 Solvency ratios 17 Risk management 18 FINANCIAL INFORMATION BY SEGMENTS 22 Primary segments 26 Secondary segments 42 RESPONSIBLE BANKING 45 CORPORATE GOVERNANCE 47 THE SANTANDER SHARE 48 APPENDIX 50 Financial information 51 Alternative Performance Measures 72 Interim condensed consolidated financial statements 79 Glossary 82 Important information 83 can use Santander’s communication channels in All customers, shareholders and the general public all the countries in which the Bank operates. This report was approved by the Board of Directors on 21 July 2019, following a favourable report from the Audit Committee. Important information regarding this report can be found on pages 83 and 84.

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Total assets	1,512,096	1,506,151	0.4	1,512,096	1,433,833	5.5	1,459,271
Loans and advances to customers	908,235	910,195	(0.2)	908,235	862,092	5.4	882,921
Customer deposits	814,751	808,361	0.8	814,751	774,425	5.2	780,496
Total funds	1,032,769	1,019,878	1.3	1,032,769	981,363	5.2	980,562
Total equity	109,985	110,365	(0.3)	109,985	104,445	5.3	107,361
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q2’19	Q1’19%		H1’19	H1’18%		2018
Net interest income	8,954	8,682	3.1	17,636	16,931	4.2	34,341
Total income	12,351	12,085	2.2	24,436	24,162	1.1	48,424
Net operating income	6,522	6,327	3.1	12,849	12,680	1.3	25,645
Profit before tax	2,929	3,602	(18.7)	6,531	6,899	(5.3)	14,201
Attributable profit to the parent	1,391	1,840	(24.4)	3,231	3,752	(13.9)	7,810
Changes in constant euros: Q2’19 / Q1’19: NII: +3.9%; Total income: +3.0%; Net operating income: +4.0%; Attributable profit: -23.2%
H1’19 / H1’18: NII: +5.5%; Total income: +2.8%; Net operating income: +3.2%; Attributable profit: -11.7%

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q2’19	Q1’19%		H1’19	H1’18%		2018
Net interest income	8,954	8,682	3.1	17,636	16,931	4.2	34,341
Total income	12,351	12,085	2.2	24,436	24,162	1.1	48,424
Net operating income	6,522	6,327	3.1	12,849	12,680	1.3	25,645
Profit before tax	3,895	3,684	5.7	7,579	7,480	1.3	14,776
Attributable profit to the parent	2,097	1,948	7.6	4,045	4,052	(0.2)	8,064
Variations in constant euros: Q2’19 / Q1’19: NII: +3.9%; Total income: +3.0%; Net operating income: +4.0%; Attributable profit: +8.7%
H1’19 / H1’18: NII: +5.5%; Total income: +2.8%; Net operating income: +3.2%; Attributable profit: +2.1%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2’19	Q1’19%		H1’19	H1’18%		2018
EPS (euro)	0.076	0.104	(26.7)	0.181	0.216	(16.4)	0.449
Underlying EPS (euros) (1)	0.120	0.111	8.1	0.231	0.235	(1.6)	0.465
RoE	7.79	7.85		7.41	8.24		8.21
RoTE	11.02	11.15		10.51	11.79		11.70
Underlying RoTE (1)	12.03	11.31		11.68	12.24		12.08
RoA	0.63	0.63		0.60	0.65		0.64
RoRWA	1.56	1.54		1.48	1.55		1.55
Underlying RoRWA (1)	1.67	1.56		1.62	1.60		1.59
Efficiency ratio	47.2	47.6		47.4	47.5		47.0

SOLVENCY AND NPL RATIOS (%)	Jun-19	Mar-19		Jun-19	Jun-18		Dec-18
CET1 (2)	11.30	11.23		11.30	10.80		11.30
Fully loaded Total ratio (2)	14.80	14.82		14.80	14.24		14.77
NPL ratio	3.51	3.62		3.51	3.92		3.73
Coverage ratio	68	68		68	69		67

MARKET CAPITALISATION AND SHARES	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Shares (millions)	16,237	16,237	—	16,237	16,136	0.6	16,237
Share price (euros)	4.081	4.145	(1.5)	4.081	4.592	(11.1)	3.973
Market capitalisation (EUR million)	66,253	67,292	(1.5)	66,253	74,097	(10.6)	64,508
Tangible book value per share (euros)	4.30	4.30		4.30	4.10		4.19
Price / Tangible book value per share (X)	0.95	0.96		0.95	1.12		0.95
P/E ratio (X)	11.29	9.94		11.29	10.62		8.84

OTHER DATA	Jun-19	Mar-19%		Jun-19	Jun-18%		Dec-18
Number of shareholders	4,054,208	4,089,097	(0.9)	4,054,208	4,152,125	(2.4)	4,131,489
Number of employees	201,804	202,484	(0.3)	201,804	200,961	0.4	202,713
Number of branches	13,081	13,277	(1.5)	13,081	13,482	(3.0)	13,217

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures, including the figures related to “underlying” results, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided on page 12 of this report.

For further details of the APMs and non-IFRS measures used, including its deﬁnition or a reconciliation between any applicable management indicators and the ﬁnancial data presented in the consolidated ﬁnancial statements prepared under IFRS, please see 2018 Annual Financial Report, published in the CNMV on 28 February 2019, our 20-F report for the year ending 31 December 2018 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2) 2019 and 2018 data applying the IFRS 9 transitional arrangements. As indicated by the consolidating supervisor a pay-out of 50%, the maximum within the target range (40%- 50%), was applied for the calculation of the capital ratios in 2019. Previously, the average cash pay-out for the last three years was considered.

January - June 2019         3

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

SANTANDER VISION AND CORPORATE CULTURE

Our success is based on a clear purpose, aim and approach to business.	A digital Santander. To continue growing in a sustainable and profitable way and to accelerate execution, we will remain focused on our digital transformation.
We are building a more responsible bank

Strong corporate culture.

The Santander Way is our global culture, fully aligned to our corporate strategy. It includes our purpose, our aim, and how we do business.

4         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

Generating confidence and operating responsibly, we contribute value to all our stakeholders

People At 30 June 2019 Grupo Santander had 201,804 professionals throughout the world, with an average age of 38, 55% of them women and 45% men.The aim of our human resources strategy is to be a reference employer, working on these strategic drivers: a common culture (the Santander Way), dynamic management of talent (Workday, the new central global platform for employees and their skills) and talent for the future (Strategic Workforce Planning).Significant progress is being made in various initiatives within the priorities of culture and commitment (such as Flexiworking, StarMeUp, commitment surveys); attraction and recruitment (such as remuneration plans that involve shares); retaining and developing talent (such as Young Leaders, learning platforms, succession plans, international mobility), as well as diversity and inclusion (gender salary equity, development of diversity and inclusion principles, etc.).Customers We continued to focus on improving customer loyalty and experience. Progress was reflected in the increase of 1.9 million loyal customers, greater penetration over active clients and 6.4 million digital customers in the last 12 monthsWith the creation of Santander Global Platform, we are taking a further step forward in our digital transformation, which aligns our reporting structure with our organisation and strategy We also continued to strengthen our traditional branches and develop new models (SMART, Súper Ágil and Work Café), while investing in new generation ATMs and in contact centres. Shareholders Extel recognised Banco Santander as one of the three best banks in Europe for investor relations, based on a survey of more than 14,000 investment professionals. IR Magazine awarded the Santander Investor Relations team its Best Crisis Management Prize.The Bank maintains a constant communication commitment with its investors and shareholders. In line with this strategy, analysts and investors in Spain and the UK took part in a survey to assess the rollout of the Group’s corporate culture.The Bank launched the XI edition of the Universia Foundation Scholarships, which help university students with disabilities who are Santander shareholders or relatives of shareholders.Community The Group announced new responsible banking commitments for 2019-2025. These include, among other things: make available EUR 120,000 million of green financing, eliminate single use unnecessary plastic in all the Group’s buildings, increase the consumption of renewable energy to 100% in those countries where it is possible to certify its origin and raise the number of women in senior management. Further details in page 46.Grupo Santander is classified as first in the Spanish ranking of sustainable debt issues, after acting as bookrunner in the majority of the green bond issues in Spain, according to Dealogic.Santander is also very actively involved in syndicated loans of sustainable bonds in Spain, and has a range of ESG mutual funds (Santander Sostenible) that make us the leader with a 66% market share.

January - June 2019         5

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

GROUP PERFORMANCE

“The Bank has delivered its strongest underlying quarterly performance in eight years, reflecting the progress we have made in our commercial and digital transformation.”

“We are satisfied with the trends in the quarter: underlying profit increased 8%, we maintained high levels of profitability, improved credit quality and continued to generate capital organically”

The Group’s strategy is driving growth in loyal and digital customers and is reflected in greater activity in almost all markets

Further increase in loyal customers to more than 20 million in June 2019, 1.9 million more than at the end of June 2018 (+10%), with individuals up 11% and companies 7%.

The faster pace of digitalisation is producing notable growth in digital customers, whose number increased by 6.4 million (+22%) in the 12 months since June 2018 to nearly 35 million. There was also strong growth in the number of online and mobile phone accesses in the first half to 3,725 million (+28% year-on-year) and in monetary and voluntary transactions to 1,062 million (+25%).

Volumes (at constant exchange rates) increased in the second quarter both gross loans and advances to customers (excluding reverse repos), as well as customer funds (+2% and +3%, respectively).

Compared to June 2018 (at constant exchange rates), gross loans and advances to customers (excluding reverse repos) grew 4% and increased in seven of the 10 core units. Customer funds (+6% year-on-year) rose in all of them. Growth in demand and time deposits as well as mutual funds.

Solid funding structure and liquidity: net loan-to-deposit ratio of 111% (the same as in June 2018).

6         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

GROUP PERFORMANCE

Solid business model which enables us to generate value based on profitability, efficiency and innovation, and obtain profits on a recurring basis

The positive trends in results were maintained in the current context, with solid customer revenue. Of note, growth in net interest income, costs which reflect the first synergies in some countries and stable provisions.

Second quarter attributable profit of EUR 1,391 million, affected by EUR 706 million of net charges, mainly in restructuring costs. Excluding this impact, underlying profit was EUR 2,097 million (+8% quarter-on-quarter). Excluding the contribution to the Single Resolution Fund (SRF) underlying profit would have risen 16% (+17% in constant euros).

Santander is strengthening its capital ratios and improving credit quality while maintaining a high level of profitability

The CET1 ratio stood at 11.30% after organically generating 11 basis points in the second quarter and absorbing regulatory impacts and restructuring costs (-20 bps). The CET1 ratio was 50 basis points higher year-on-year.

Tangible equity per share (TNAV) was EUR 4.30 in June 2019, 5% higher than a year earlier.

In addition, and in terms of value creation per shareholder, the recording between the two dates of the cash dividend should be taken into account. Including it, the TNAV per share increased 10% in the last 12 months.

First half attributable profit of EUR 3,231 million, affected by net charges of EUR 814 million in ‘net capital gains and provisions’ (see page 12). Excluding them, underlying attributable profit (EUR 4,045 million) was stable in euros (+2% in constant euros), after absorbing the markets’ negative performance, higher costs for foreign currency hedging, the impact of implementing IFRS 16 and the high inflation adjustment in Argentina. Profit rose in seven of the 10 core units.

The efficiency ratio remained at around 47%, one of the best among our peers, the RoTE was 10.5% and underlying RoTE 11.7%. Lastly, RoRWA of 1.48% and underlying RoRWA of 1.62%.

Credit quality improved in the quarter and in the last 12 months. The cost of credit ended June below 1% (0.98% in June 2019) and the NPL ratio dropped for the eighth consecutive quarter (-11 bps in the second quarter and -41 bps since June 2018). Coverage remained at 68%.

January - June 2019         7

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Second quarter attributable profit to the Parent of EUR 1,391 million, affected by EUR -706 million of net charges that are outside the ordinary course performance of our business, mainly restructuring costs. Excluding this charge, underlying profit was 8% higher (+9% excluding exchange rates).

First half attributable profit was 14% lower year-on-year at EUR 3,231 million (-12% in constant euros) after recording net results that are outside the ordinary course performance of our business, amounting to EUR -814 million in 2019 and EUR -300 million in 2018. Excluding these results, the underlying attributable profit was EUR 4,045 million, very similar to that in the same period of 2018 (+2% in constant euros).

At the end of June 2019, the results continued to reflect a solid underlying trend. Customer revenue increased and costs began to show the synergies obtained in various units. The efficiency ratio continued to be one of the best in the sector (47.4%).

The cost of credit remained at very low levels (0.98%) and profitability ratios were high: RoTE of 10.5% (underlying RoTE of 11.7%) and RoRWA of 1.48% (underlying RoRWA of 1.62%).

Grupo Santander. Summarised income statement

EUR million

			Change				Change
	Q2’19	Q1’19%		% excl. FX	H1’19	H1’18%		% excl. FX
Net interest income	8,954	8,682	3.1	3.9	17,636	16,931	4.2	5.5
Net fee income (commission income minus commission expense)	2,932	2,931	0.0	1.0	5,863	5,889	(0.4)	2.3
Gains or losses on financial assets and liabilities and exchange differences (net)	234	277	(15.5)	(14.3)	511	854	(40.2)	(37.2)
Dividend income	295	66	347.0	346.8	361	264	36.7	37.2
Share of results of entities accounted for using the equity method	153	153	—	0.7	306	354	(13.6)	(11.2)
Other operating income / expenses	(217)	(24)	804.2	905.8	(241)	(130)	85.4	131.7
Total income	12,351	12,085	2.2	3.0	24,436	24,162	1.1	2.8
Operating expenses	(5,829)	(5,758)	1.2	1.8	(11,587)	(11,482)	0.9	2.4
Administrative expenses	(5,099)	(5,011)	1.8	2.3	(10,110)	(10,265)	(1.5)	(0.0)
Staff costs	(3,074)	(3,006)	2.3	2.7	(6,080)	(5,960)	2.0	3.3
Other general administrative expenses	(2,025)	(2,005)	1.0	1.7	(4,030)	(4,305)	(6.4)	(4.7)
Depreciation and amortisation	(730)	(747)	(2.3)	(1.7)	(1,477)	(1,217)	21.4	23.0
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,122)	(2,246)	(5.5)	(4.8)	(4,368)	(4,352)	0.4	1.5
o/w: net loan-loss provisions	(2,141)	(2,172)	(1.4)	(0.7)	(4,313)	(4,297)	0.4	1.4
Impairment on other assets (net)	(7)	(20)	(65.0)	(69.2)	(27)	(96)	(71.9)	(72.6)
Provisions or reversal of provisions	(1,451)	(465)	212.0	214.4	(1,916)	(1,262)	51.8	54.8
Gain or losses on non financial assets and investments, net	31	219	(85.8)	(85.8)	250	23	987.0	987.0
Negative goodwill recognised in results	—	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(44)	(213)	(79.3)	(79.3)	(257)	(94)	173.4	173.4
Profit or loss before tax from continuing operations	2,929	3,602	(18.7)	(17.5)	6,531	6,899	(5.3)	(3.1)
Tax expense or income from continuing operations	(1,092)	(1,357)	(19.5)	(18.3)	(2,449)	(2,378)	3.0	6.1
Profit from the period from continuing operations	1,837	2,245	(18.2)	(17.1)	4,082	4,521	(9.7)	(7.9)
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	1,837	2,245	(18.2)	(17.1)	4,082	4,521	(9.7)	(7.9)
Attributable profit to non-controlling interests	(446)	(405)	10.1	10.7	(851)	(769)	10.7	10.3
Attributable profit to the parent	1,391	1,840	(24.4)	(23.2)	3,231	3,752	(13.9)	(11.7)

EPS (euros)	0.076	0.104	(26.7)		0.181	0.216	(16.4)
Diluted EPS (euros)	0.076	0.104	(26.7)		0.180	0.216	(16.4)

Memorandum items:
Average total assets	1,500,703	1,488,505	0.8		1,492,954	1,438,444	3.8
Average stockholders’ equity	98,659	97,886	0.8		98,191	94,662	3.7

8         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Income statement

First half of 2019 results compared to the first half of 2018

The underlying trends of the P&L remained solid compared to the first half of 2018, with customer revenue growing, mainly net interest income, costs beginning to reflect the synergies obtained in various units and a cost of credit still at historically low levels.

This good performance, however, is not fully reflected in the year-on-year comparison for attributable profit because of the recording of a net negative amount of EUR 814 million for charges that are outside the ordinary course performance of our business, mainly restructuring costs for ongoing integrations, as set out on page 12 of this report. In addition, the comparison is also affected by the poorer performance of gains on financial transactions, implementing IFRS 16 and the high inflation adjustment in Argentina.

This performance is explained in detail below:

 Revenue

•

Our revenue structure, where net interest income and net fee income generate more than 96% of total income in 2019, well above the average of our competitors, enables us to grow consistently and recurrently, limiting the impact that bouts of high volatility could have on our results from financial operations. Total income grew 1% (+3% without the FX impact), as follows:

–

Net interest income rose 4%. Excluding the FX impact, growth was 6% and due to greater lending and deposits, mainly in developing countries where, overall, they increased at double-digit rates in constant euros, and management of spreads in a low interest rate environment in mature markets and which fell in some countries in the last 12 months. There was also a negative impact of around EUR 150 million from IFRS 16 application.

All units rose in local currency terms, except the UK which was affected by the pressure of spreads in new mortgage loans and SVR balances (Standard Variable Rate), Portugal, due to low interest rates and the impact of ALCO portfolio sales, and Chile because of lower inflation. Mexico, Uruguay, Argentina and Poland increased at double digit rates and Brazil, and the US at around 7%.

–

Net fee income fell 0.4%. The increase without the FX impact was 2%, reflecting the greater customer loyalty combined with the growth strategy in services and higher value-added products. Of note was the growth in the most transactional businesses from cards, insurance, custody, foreign currency and cheques and transfers. On the other hand, decline in net fee income from advising operations and guarantees, affected by reduced activity in the markets.

–

Gains on financial transactions and other operating income (dividends, equity method income and others), which accounted for less than 4% of total income, fell 30% in euros and 29% without the FX impact because of lower activity in the first half of 2019, combined with a higher cost of foreign currency hedging compared to a very good first quarter in 2018 in the markets and higher income from the ALCO portfolio sales.

January - June 2019         9

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Income statement

 Costs

•

Costs grew 1% in euros and 2% without the FX impact, as a result of investments in transformation and digitalisation, the improvements made to the distribution networks, the slight perimeter impact from the integration of the retail and SME businesses acquired from Deutsche Bank Polska and the impact on Argentina of high inflation.

•

In real terms (excluding inflation), costs were 2% lower (excluding the FX impact). The Group’s aim is to improve our operational capacity and at the same time manage our costs more efficiently adapted to each area, via an exemplary execution of the integrations currently underway and fostering the use of shared services, mainly in Europe, where costs are beginning to reflect the first synergies of integrations, and fell 3% in real terms, underpinned by decreases in Spain (-9%), the UK (-3%) and Portugal (-5%). Of note among other countries was the US, where costs fell 2% in real terms backed by an improvement in operational leveraging, as well as Brazil and Chile whose costs were controlled despite the ongoing investment to improve the distribution capacity.

The efficiency ratio continued to be a reference in the sector at 47.4%, virtually unchanged from 47.5% in the first half of 2018.

 Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)

•	The impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net) amounted to EUR 4,368 million, 0.4% more year-on-year (1% without the FX impact).

•

As part of this item, loan-loss provisions were the same in euros and 1% higher without the FX impact. By units, Brazil, Portugal, SCF, Chile and the UK declined, while those that increased are linked mainly to countries with stronger growth in volumes.

•	The cost of credit inched down from 0.99% in June 2018 to 0.98% a year later. In year-on-year terms all units improved or remained stable, except for Argentina.

 Impairment on other assets (net)

•	The impairment on other assets (net) in the first half of 2019 was EUR 27 million (EUR 96 million in the same period of 2018).

10         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Income statement

  Provisions or reversal of provisions

•

Provisions (net of reversal of provisions) amounted to EUR 1,916 million in the first half of 2019 (EUR 1,262 million in the same period of 2018). The increase was mainly due to restructuring charges in Spain, the UK and Poland, which are set out on page 12 of this report.

 Gains or losses on non-financial assets and investments (net)

•

This item reflects a profit of EUR 250 million in 2019 (EUR 23 million in the first half of 2018). The increase was mainly due to the recording of capital gains from the sale of 51% our stake in Prisma Medios de Pago S.A. and the revaluation of the rest of the stake (49%), with a positive net tax impact in the first half of EUR 150 million.

 Gains or losses on non-current assets held for sale not classified as discontinued operations

•

This item, which mainly includes the sale and deterioration of foreclosed assets recorded during the quarter, amounted to EUR -257 million in the first half (EUR -94 million in the same period of 2018).The difference was mainly due to the recording of capital losses from the sale of a portfolio of real estate to a subsidiary of Cerberus.

 Profit before tax

•	First half profit before tax was EUR 6,531 million, 5% lower year-on-year. Excluding the FX impact, the fall was 3%, largely due to the non-recurring charges already mentioned.

 Income tax

•	Income tax was EUR 2,449 million, 3% higher than in the first half of 2018.

 Attributable profit to non-controlling interests

•	This amounted to EUR 851 million, 11% more year-on-year. Excluding the FX impact, it was 10% higher, mainly due to Brazil, the US, Mexico and Santander Consumer Finance.

 Attributable profit to the parent

•	Profit attributed to the Parent was EUR 3,231 million, 14% less than in the first half of 2018. Excluding the FX impact it was 12% lower.

•	RoE was 7.4%, RoTE 10.5% and RoRWA 1.48% (8.2%, 11.8% and 1.55%, respectively, in the first half of 2018). Earnings per share were EUR 0.181 (EUR 0.216 in the first half of 2018).

January - June 2019         11

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Income statement

 Underlying attributable profit to the parent

•

Underlying profit attributed to the parent was affected in 2019 and 2018 by the following net results, which are outside the ordinary course performance of our business and which distort year-on-year comparisons:

First half 2019:

1.	Restructuring costs in Spain as part of the plan to integrate Banco Popular’s commercial networks amounting to EUR 600 million, recorded in the second quarter.

2.

Charges in the UK of EUR 172 million were recorded in the first half for restructuring costs related to its optimisation plan and PPI provisions (of which EUR 106 million of were charged in the second quarter).

3.	Net capital losses of EUR 180 million for the sale of real estate assets in the first quarter.

4.	We also recorded restructuring costs of EUR 12 million in the first quarter for the integration process in Poland in the first quarter.

5.

Lastly, capital gains from the sale of 51% of our stake in the Argentinian entity Prisma Medios de Pago S.A. and the revaluation of the remaining 49%, generating a capital gain of EUR 150 million in the first quarter.

First half 2018:

1.	Positive results from the integration in Portugal (EUR 20 million), recorded in the second quarter.

2.	Charges for restructuring costs: EUR -280 million in Spain and EUR -40 million in the Corporate Centre, both related to Popular’s integration, recorded in the second quarter.

Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the line ‘net capital gains and provisions’, adjusted profit or underlying profit attributed to the parent was EUR 4,045 million in the first half of 2019, almost the same as a year earlier and 2% higher without the FX impact.

Seven of the 10 core units increased in their local currencies, and at double digit rates in Brazil, Mexico, the US and Portugal.

Profit decreased in the UK (mainly because of competitive pressure on revenue), in Poland (impacted by the higher contribution to the Bank Guarantee Fund and Banking Tax) and in Santander Consumer Finance, the last two falling 1% each in constant euros.

As a result, the Group’s underlying RoTE was 11.7%, the underlying RoRWA 1.62% and underlying earnings per share EUR 0.231 (EUR 0.235 in the first half of 2018).

Summarised underlying income statement (EUR million)

			Change				Change
	Q2’19	Q1’19%		% excl. FX	H1’19	H1’18%		% excl. FX
Net interest income	8,954	8,682	3.1	3.9	17,636	16,931	4.2	5.5
Net fee income	2,932	2,931	0.0	1.0	5,863	5,889	(0.4)	2.3
Gains (losses) on financial transactions (1)	234	277	(15.5)	(14.3)	511	854	(40.2)	(37.2)
Other operating income	231	195	18.5	16.5	426	488	(12.7)	(15.4)
Total income	12,351	12,085	2.2	3.0	24,436	24,162	1.1	2.8
Administrative expenses and amortisations	(5,829)	(5,758)	1.2	1.8	(11,587)	(11,482)	0.9	2.4
Net operating income	6,522	6,327	3.1	4.0	12,849	12,680	1.3	3.2
Net loan-loss provisions	(2,141)	(2,172)	(1.4)	(0.7)	(4,313)	(4,297)	0.4	1.4
Other gains (losses) and provisions	(486)	(471)	3.2	4.2	(957)	(903)	6.0	10.2
Profit before tax	3,895	3,684	5.7	6.8	7,579	7,480	1.3	3.4
Tax on profit	(1,353)	(1,326)	2.0	3.4	(2,679)	(2,659)	0.8	3.2
Profit from continuing operations	2,542	2,358	7.8	8.8	4,900	4,821	1.6	3.6
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,542	2,358	7.8	8.8	4,900	4,821	1.6	3.6
Non-controlling interests	(445)	(410)	8.5	9.0	(855)	(769)	11.2	10.8
Underlying attributable profit to the parent	2,097	1,948	7.6	8.7	4,045	4,052	(0.2)	2.1
Net capital gains and provisions	(706)	(108)	553.7	536.6	(814)	(300)	171.3	171.3
Attributable profit to the parent	1,391	1,840	(24.4)	(23.2)	3,231	3,752	(13.9)	(11.7)

(1) Includes exchange differences.

12         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Income statement

 Second quarter results compared to the first quarter of 2019

The second quarter’s attributable profit to the parent was 24% lower than the first quarter’s in euros and 23% lower without the FX impact. This comparison is conditioned by those amounts that are outside the ordinary course performance of our business (EUR -706 million), which are explained in previous pages.

Excluding these results, underlying attributable profit to the parent was 8% higher quarter-on-quarter in euros and 9% higher without the FX impact, as follows:

• Total income increased 3% due to growth in customer revenue.

–	Net interest income was 4% higher, mainly due to the good performance in Brazil, the recovery of inflation in Chile and rises at Santander Consumer Finance and the US because of larger volumes.

–	Net fee income increased 1% after absorbing the decrease derived from wholesale markets. The main increase was in Brazil.

–	Gains on financial transactions and other operating income remained virtually flat, after absorbing the contribution to the Single Resolution Fund (SRF) in the second quarter.

•

Operating expenses rose 2% driven by North America, South America (partly due to high inflation in Argentina) and Santander Global Platform (investments made in the initial phase), while Europe decreases, with falls in the UK, Spain and Portugal.

•	Loan-loss provisions decreased 1%, due to falls in Europe and the US.

January - June 2019         13

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Balance sheet

Grupo Santander. Condensed balance sheet

EUR million

Assets	Jun-19	Jun-18	Absolute change	%	Dec-18
Cash, cash balances at central banks and other demand deposits	104,104	107,687	(3,583)	(3.3)	113,663
Financial assets held for trading	102,574	112,947	(10,373)	(9.2)	92,879
Debt securities	33,343	27,005	6,338	23.5	27,800
Equity instruments	11,133	17,670	(6,537)	(37.0)	8,938
Loans and advances to customers	300	5,103	(4,803)	(94.1)	202
Loans and advances to central banks and credit institutions	—	7,172	(7,172)	(100.0)	—
Derivatives	57,798	55,997	1,801	3.2	55,939
Financial assets designated at fair value through profit or loss	78,813	53,306	25,507	47.9	68,190
Loans and advances to customers	23,407	20,289	3,118	15.4	23,796
Loans and advances to central banks and credit institutions	46,915	25,131	21,784	86.7	32,325
Other (debt securities an equity instruments)	8,491	7,886	605	7.7	12,069
Financial assets at fair value through other comprehensive income	118,062	120,831	(2,769)	(2.3)	121,091
Debt securities	111,891	116,520	(4,629)	(4.0)	116,819
Equity instruments	2,789	2,766	23	0.8	2,671
Loans and advances to customers	3,382	1,545	1,837	118.9	1,601
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	981,046	922,948	58,098	6.3	946,099
Debt securities	39,382	39,524	(142)	(0.4)	37,696
Loans and advances to customers	881,146	835,155	45,991	5.5	857,322
Loans and advances to central banks and credit institutions	60,518	48,269	12,249	25.4	51,081
Investments in subsidiaries, joint ventures and associates	7,788	9,262	(1,474)	(15.9)	7,588
Tangible assets	33,755	23,461	10,294	43.9	26,157
Intangible assets	28,794	27,893	901	3.2	28,560
Goodwill	25,613	25,035	578	2.3	25,466
Other intangible assets	3,181	2,858	323	11.3	3,094
Other assets	57,160	55,498	1,662	3.0	55,044
Total assets	1,512,096	1,433,833	78,263	5.5	1,459,271

Liabilities and shareholders’ equity
Financial liabilities held for trading	74,187	75,350	(1,163)	(1.5)	70,343
Customer deposits	—	5,777	(5,777)	(100.0)	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	558	(558)	(100.0)	—
Derivatives	58,341	54,892	3,449	6.3	55,341
Other	15,846	14,123	1,723	12.2	15,002
Financial liabilities designated at fair value through profit or loss	60,237	58,153	2,084	3.6	68,058
Customer deposits	37,849	31,881	5,968	18.7	39,597
Debt securities issued	3,117	2,309	808	35.0	2,305
Deposits by central banks and credit institutions	19,141	23,535	(4,394)	(18.7)	25,707
Other	130	428	(298)	(69.6)	449
Financial liabilities measured at amortized cost	1,224,194	1,153,918	70,276	6.1	1,171,630
Customer deposits	776,902	736,767	40,135	5.4	740,899
Debt securities issued	251,672	224,466	27,206	12.1	244,314
Deposits by central banks and credit institutions	160,808	164,164	(3,356)	(2.0)	162,202
Other	34,812	28,521	6,291	22.1	24,215
Liabilities under insurance contracts	731	936	(205)	(21.9)	765
Provisions	14,571	13,758	813	5.9	13,225
Other liabilities	28,191	27,273	918	3.4	27,889
Total liabilities	1,402,111	1,329,388	72,723	5.5	1,351,910
Shareholders’ equity	120,054	117,935	2,119	1.8	118,613
Capital stock	8,118	8,068	50	0.6	8,118
Reserves	108,705	107,164	1,541	1.4	104,922
Attributable profit to the Group	3,231	3,752	(521)	(13.9)	7,810
Less: dividends	—	(1,049)	1,049	(100.0)	(2,237)
Other comprehensive income	(21,425)	(23,885)	2,460	(10.3)	(22,141)
Minority interests	11,356	10,395	961	9.2	10,889
Total equity	109,985	104,445	5,540	5.3	107,361
Total liabilities and equity	1,512,096	1,433,833	78,263	5.5	1,459,271

14         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Balance sheet

GRUPO SANTANDER BALANCE SHEET

Compared to June 2018, gross loans and advances to customers (excluding reverse repos) as well as customer funds increased.

Gross loans and advances to customers excluding reverse repos rose 4% year-on-year, both in euros and in constant euros, with growth in seven of the 10 core countries, particularly in developing markets (+12%).

Customer funds increased 7% year-on-year in euros. In constant euros up 6%, with rises in the 10 core units. Deposits (excluding repos) grew in all units and mutual funds in most of them, due to the better performance in recent months (+4% in constant euros in the quarter and 9% since December 2018).

  Loans and advances to customers

Gross loans and advances to customers rose to EUR 908,234 million, 5% growth year-on-year.

The Group uses gross loans and advances to customers excluding reverse repos for the purpose of analysing traditional commercial banking loans.

•	Compared to June 2018, gross loans and advances to customers excluding reverse repos and the exchange rate impact increased 4%, with the following evolution by countries:

–

Increase in seven of the 10 core units, particularly all developing countries, which overall grew 12%: Poland (+26%), partly because of the increased perimeter, Argentina (+14%), due to peso balances as well as the impact of the currency’s depreciation on dollar balances, Brazil (+9%), Mexico (+8%) and Chile (+7%).

–

As regards mature markets, notable growth in the United States (+10%, with growth in SC USA and SBNA) and Santander Consumer Finance (+7%), with rises in all countries that comprise it. The UK’s balances remained stable, as mortgage and other retail loan growth was partially offset by the reduction of commercial real estate exposure.

–

The only declines were in Portugal and Spain, markets that continued to deleverage and where gross loans and advances to customers excluding reverse repos fell by 1% and 4%, respectively. Portugal was affected by the sale of non-productive portfolios, and Spain was affected by lower wholesale balances and with institutions.

•

Quarter-on-quarter, gross loans and advances to customers excluding reverse repos increased 2%. Growth of 3% in Santander Consumer Finance and in the US, 2% in Poland, Mexico and Chile and around 1% in the UK and Brazil. Spain remained stable in the quarter and Argentina decreased 2%.

•	Loans and advances to customers maintained a balanced structure at the end of the semester: individuals (46%), consumer credit (17%), SMEs and companies (25%) and SCIB (12%).

January - June 2019         15

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Balance sheet

  Customer funds

Customer deposits amounted to EUR 814,751 million, 5% growth in the last 12 months.

The Group uses customer funds (customer deposits excluding repos, and including mutual funds) for the purpose of analysing traditional retail banking funds.

•	Compared to June 2018, customer funds increased 7%. Excluding the exchange rate impact, growth was 6%, as follows:

–

By units, funds rose in all of them, particularly Argentina (+40%), Poland (+22%), Brazil (+11%) and the US (+10%). More moderate growth of between 3% and 5% in Santander Consumer Finance, Spain and Chile. Balances in the UK and Mexico rose 2%.

–

Demand deposits increased 7%, with growth in all units except Mexico. Time deposits rose 5% mainly due to the US and South American countries, particularly Brazil, which grew 14% under its strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds. Mutual funds rose 5%, recovering growth in 2019 in most of the units after the fall in markets in 2018.

•

In the second quarter, customer funds increased 2% (+3% excluding exchange rate impacts). Deposits grew 3% and mutual funds grew 4%. By countries, and in local currency, there was an increase in the 10 core units, with the following detail by product:

–	As regards deposits, without repos, notable growth in Brazil (+8%), Argentina (+6%), and the US (+4%). Rises in all of them in demand as well as time deposits.

–	Mutual funds grew strongly in all the units.

•	Customer funds continued to be well diversified by products: 60% are demand deposits, 22% time deposits and 18% mutual funds.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

• In the first half, the Group issued:

–	Medium- and long-term senior debt amounting to EUR 12,254 million and covered bonds placed in the market of EUR 4,511 million.

–	There were EUR 7,885 million of securitisations placed in the market.

–

Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 1,947 million, in order to strengthen the Group’s situation (senior non-preferred: EUR 885 million, preferred: EUR 1,062 million).

–	Maturities of medium- and long-term debt of EUR 13,918 million.

•	The net loan-to-deposit ratio was 111% (111% in June 2018). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 115%, underscoring the comfortable funding structure.

16         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Solvency ratios

SOLVENCY RATIOS

The CET1 ratio reached 11.30% following the organic generation of 11 bps in the quarter and absorbing -20 basis points of regulatory impacts and restructuring costs.

Tangible equity per share was EUR 4.30.

The fully loaded leverage ratio was 5.0%, almost the same quarter-on-quarter.

At the end of June 2019, the total phased-in capital ratio stood at 14.83% and the CET1 ratio (phased-in and fully loaded) at 11.30%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.187% for the total capital ratio and 9.687% for the CET1 ratio).

In the quarter, we continued to generate capital organically, +11 basis points, as a result of underlying profits and the active management of risk weighted assets. As such, the organic generation in the first half of the year was 29 basis points.

This, together with favourable market movements benefiting the held to collect and sell portfolio (due to falling interest rates), compensated the negative accounting and regulatory impacts registered in the year to date (-36 basis points, principally due to IFRS 16 application and TRIM), as well as the negative 13 basis point impact from restructuring costs, mainly in Spain.

Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 would have been -23 basis points.

In April 2019, the European Central Bank published the aggregate result of its Supervisory Review and Evaluation Process (SREP) carried out in 2018. Santander has lower capital requirements than the average of SSM banks. This positive differential was wider in 2018 than in 2017.

Eligible capital. June 2019*

EUR million

	Phased-in	Fully loaded
CET1	68,406	68,406
Basic capital	77,915	77,096
Eligible capital	89,782	89,640
Risk-weighted assets	605,470	605,470

CET1 capital ratio	11.30	11.30
T1 capital ratio	12.87	12.73
Total capital ratio	14.83	14.80

January - June 2019         17

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Risk management

RISK MANAGEMENT

Santander maintained its medium-low risk profile in the second quarter with an enhanced credit quality, low risk market activity focused on our customers and limited exposure to operational risk events.

The Group’s credit quality improved: NPL ratio decreased to 3.51% and cost of credit is still below 1%. Coverage remained stable at 68%.

Market risk exposure remained at low levels despite continued volatility and uncertainty.

The operational risk profile remained stable, with a similar distribution of losses by category in the quarter.

 Credit risk management

The positive trend in credit quality continued, underpinned by the good year-on-year evolution of the NPL ratios, coverage and cost of credit in the second quarter.

Non-performing loans amounted to EUR 34,421 million at the end of June 2019, 3% lower than in the first quarter. Excluding the exchange-rate impact, the volume of NPLs also decreased by 3%, with reductions in Europe, and similar levels in North and South America. Both net inflows to NPLs and charge-offs were reduced on a year-on-year basis.

The Group’s NPL ratio continued to fall (-11 bps in the quarter to 3.51% and -41 bps since June 2018). Significant reductions have been observed in Spain, Chile, Portugal and Poland, while Argentina showed an increase due to the country’s complex economic situation.

Loan-loss provisions made in the second quarter amounted to EUR 2,141 million, 1% lower than in the first quarter.

Cumulative loan-loss reserves remained stable year-on-year at EUR 4,313 million (+1% in constant euros) with improvements in most of the geographies.

The cost of credit remained below 1% (0.98%), with falls in seven of the 10 core units in the second quarter.

Credit risk
EUR million

	Jun-19	Jun-18	Var. %	Dec-18
Non-performing loans	34,421	36,654	(6.1)	35,692
NPL ratio (%)	3.51	3.92		3.73
Loan-loss allowances	23,432	25,148	(6.8)	24,061
For impaired assets	14,723	15,849	(7.1)	15,148
For other assets	8,709	9,298	(6.3)	8,913
Coverage ratio (%)	68	69		67
Cost of credit (%)	0.98	0.99		1.00

Key metrics geographic performance. June 2019

%

	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	7.02	(27)	(60)	43
SCF	2.24	(9)	(20)	106
United Kingdom	1.13	(4)	—	32
Portugal	5.00	(77)	(255)	53
Poland	4.21	(18)	(37)	70
USA	2.32	(9)	(59)	158
Mexico	2.21	9	(37)	127
Brazil	5.27	1	1	106
Chile	4.52	(15)	(34)	59
Argentina	3.79	29	139	126

18         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Risk management

Total loan-loss reserves amounted to EUR 23,432 million. Coverage at the end of June 2019 was 68% for the Group. Also taking into account that in Spain and the UK, a large part of their portfolios have real estate collateral, which justifies lower coverage levels.

The Group’s coverage by IFRS 9 stages remained stable on a year-on-year basis, with no significant movements.

Coverage ratio by stage
EUR billion
	Exposure*	Coverage
	Jun-19	Jun-19	Jun-18
Stage 1	870	0.5%	0.6%
Stage 2	53	8.5%	8.5%
Stage 3	34	42.8%	43.2%

(*)	Exposure subject to impairment. Additionally, there are EUR 24 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L.

Non-performing loans by quarter
EUR million

	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Balance at beginning of period	37,596	37,407	36,654	36,332	35,692	35,590
Net additions	2,340	2,906	2,528	3,136	2,147	2,511
Increase in scope of consolidation	—	—	—	177	—	—
Exchange rate differences and other	361	(409)	(140)	(130)	479	(162)
Write-offs	(2,890)	(3,250)	(2,710)	(3,823)	(2,728)	(3,518)
Balance at period-end	37,407	36,654	36,332	35,692	35,590	34,421

 Market risk

In the second quarter, the global corporate banking trading activity risk, which is mainly interest rate driven and focused on servicing our customer’s needs, measured in daily VaR terms at 99%, fluctuated around an average value of EUR 11.4 million and reached EUR 20.4 million mainly as a result of increased volatility and the exposure to interest rate and FX risk in Brazil, and always within the established limits. These figures are low compared to the size of the Group’s balance sheet and activity. In addition, there are other positions classified for accounting purposes as trading (total VaR of EUR 16.6 million at the end of June 2019).

January - June 2019         19

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Risk management

Trading portfolio*. VaR by geographic region
EUR million

	2019		2018
Second quarter	Average	Latest	Average

Total	11.4	16.0	9.5
Europe	5.8	5.9	5.5
North America	3.6	4.9	3.9
South America	8.6	10.8	6.9

(*) Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolio*. VaR by market factor
EUR million

Second quarter 2019	Min.	Avg.	Max.	Last
Total VaR	7.3	11.4	20.4	16.0
Diversification effect	(0.4)	(6.4)	(12.0)	(11.1)
Interest rate VaR	7.0	8.9	15.5	15.5
Equity VaR	1.0	1.7	3.2	3.2
FX VaR	1.8	3.4	7.2	4.8
Credit spreads VaR	2.9	3.7	4.8	3.5
Commodities VaR	0.0	0.0	0.1	0.0

(*) Activity performance in Corporate & Investment Banking markets.

NOTE: In the Latin America, United States and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

 Structural and liquidity risk

•	With regards to structural exchange rate risk, Santander’s CET1 ratio coverage remained around 100% in order to protect it from foreign currency movements.

•

In structural interest rate risk, during the second quarter a positive impact was generated in the value of the structural debt portfolio that was close to EUR 800 million, given the downward pressure on interest rates due to trade disputes, greater geopolitical tensions and increased expectations of new stimuli by the ECB and the Fed, as well as implementation of the economic reforms proposed in Brazil.

•	In liquidity risk during the second quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

 Operational risk

•

The operational risk profile remained stable in the second quarter, although the volume of losses increased slightly due to the PPI claims in the UK, given that the deadline to present claims is approaching. Nevertheless, accumulated losses in the first half are lower than in the previous half year.

•	In relative terms, levels of losses by Basel categories were similar, mainly those derived from civil claims with customers and external fraud.

•

Specific risk-monitoring frameworks continued to improve such as those for suppliers or the most significant change management processes, as well as implementing measures to mitigate fraud in the main units (Mexico, UK and Brazil).

•

Cybersecurity, a key area for the Group, continues to improve. Progress continued to be made in the first half of 2019 in our cybersecurity transformation programme in order to strengthen the detection, response and protection mechanisms.

20         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

GENERAL BACKGROUND

Economic activity slowed in the second quarter of 2019, particularly in mature economies, as a result of trade tensions which hit exports and investment and some one-off factors. Growth was noticeably slower in EU countries. The forecast for global growth in 2019 is around 3.25% (3.6% in 2018).

Slower growth together with downside risks and inflation generally below target produced a downward change in markets’ expectations on official interest rates – reinforced by central banks – which now discount cuts in the Fed’s and ECB’s benchmark rates. Latin American central banks thus have greater leeway.

Country	GDP change [1]	Economic performance

Eurozone	+1.2%

Growth weakened, affected by idiosyncratic factors in some countries combined with a weakening of global trade and greater uncertainties. Inflation fell to 1.2% in June as a result of lower energy prices. The European Central Bank held its very soft monetary policy and is contemplating, if necessary, expansive measures.

Spain	+2.4%	Economic growth remained stronger than the Eurozone’s, despite weakening a little. Job creation was still notable. The unemployment rate continued to fall. Inflation slipped to 0.4% in June.
Poland	+4.7%

GDP growth in the first quarter was brisk and based on solid foundations. The jobless rate is close to a historic low (3.9% in the first quarter). Inflation was 2.6% in June, exceeding the 2.5% inflation target for the first time in seven years. The benchmark rate, however, remained at 1.5%.

Portugal	+1.8%

Growth quickened slightly in the first quarter, but was not enough to keep on reducing the unemployment rate which is 6.8%, due to lower employment growth. Inflation was low at 0.4% in June. The fiscal deficit fell to 0.5% in 2018.

United Kingdom	+1.8%

The economy grew strongly in the first quarter (+0.5% over Q4’18). Inflation was 2.0% in June, in line with the Bank of England’s target and the unemployment rate inched down to 3.8%. The base rate remained at 0.75%, pending the outcome of Brexit.

Brazil	+0.5%

Growth slowed in the first quarter, due to weaker investment. Inflation eased to 3.4% in June, after rising in the first quarter and is expected to be below the 4.25% target. The central bank held its key rate at 6.50% (a historic low) but introduced a downward bias at its June meeting. The pension reform was passed the first vote in Congress.

Mexico	+1.2%

The economy slowed in the first quarter. Inflation was 3.9% in June and the expectations are anchored at around 3.5%. The central bank held its key rate at 8.25%, but at its June meeting a member of the monetary committee voted to cut it by 25 bps.

Chile	+1.6%

GDP growth decelerated in the first quarter, due to lower growth in investment and a fall in exports. The central bank cut its benchmark rate by 25 bps in June to 2.5% and left the bias neutral, suggesting stability. Inflation remained low (2.3% in June).

Argentina	-5.8%

The economy continued its adjustment process in order to reduce inflation and the fiscal and external imbalances. Activity seems to have reached a cyclical low in the first quarter, as April’s indicators suggest. Inflation shows incipient signs of easing in the second quarter, underpinned by a stable exchange rate.

United States	+3.2%

GDP growth gathered pace due to temporary factors in the first quarter. The unemployment rate was 3.7% in June and inflation remained below the Fed’s target (underlying rate of 1.6% in May), which kept interest rates stable at 2.25-2.5%, but gave a downward bias to its messages.

(1) Year-on-year change Q1’19.

January - June 2019         21

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

DESCRIPTION OF SEGMENTS

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.

The Group has aligned the information in this operating segment section in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organisational and management structures. The Group executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographic area where profits are earned, and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.

The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

At the beginning of July 2019, we announced that, starting with the financial information for the first half of 2019, we would carry out a change in our reported segments to reflect our current organisational and management structure.

This change in our reported segments aims to align the segment information to how segments and units are managed and has no impact on accounting figures at the Group level. The main changes, which have been applied to segment information for all periods included in the consolidated financial statements, are the following:

Primary segments

1.

Creation of the new geographic segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland and Santander Consumer Finance) plus the UK (that was previously a segment on its own and is now a unit under the segment Europe).

–

The UK is aligned with the ring-fencing structure, including products and services distributed to our retail customers and the majority of our business customers. The businesses excluded are now incorporated in the rest of Europe.

–

Spain now includes the Real Estate Activity Spain unit, previously included in the rest of Europe, and it excludes some treasury businesses now reported in the rest of Europe and the online bank Openbank is now incorporated in the new digital segment (Santander Global Platform).

–

Rest of Europe, included within the Europe segment, comprises mainly (i) CIB businesses such as Banco Santander, S.A. branches outside of Spain (including the businesses excluded from the UK as a result of ring-fencing) as well as Spain’s treasury business and (ii) Private Banking’s Wealth Management & Insurance businesses in Switzerland, mutual funds in Luxemburg and Insurance in Zurich.

2.	Creation of the new geographic segment North America that comprises the existing units under the previous US segment plus Mexico.

3.	Creation of the new geographic segment South America that comprises the existing units under the previous Latin America segment except for Mexico.

4.	Creation of a new reporting unit segment, Santander Global Platform, which includes our global digital services under a single unit:

–	Our fully digital native bank Openbank and Open Digital Services.

–

Global Payments Services: payments platform to better serve our customers with value propositions developed globally, including Superdigital, Pago FX and our recently launched global businesses (Global Merchant Services and Global Trade Services).

–	Digital Assets: common digital assets and Centres of Digital Expertise which help our banks in their digital transformation.

Secondary segments

5.	The Real Estate Activity Spain unit, that was previously a segment reported on its own, is now included in Retail Banking.

6.	The insurance business, previously included in Retail Banking, is now included in the Wealth Management segment, which was renamed Wealth Management & Insurance.

22         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

7.	The new digital segment (Santander Global Platform) is also incorporated as a secondary segment.

8.

Finally, the change in reported segments also includes adjustments of the clients of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.

The changes in the secondary segments have no impact on the primary segments.

To allow better quarter-on-quarter and year-on-year comparability, and as was published in the Relevant Fact in July 2019, the Group has provided the quarterly 2018 and first quarter of 2019 data on a new basis, in accordance with the new structure of the Group.

After these changes, the operating business areas are structured in two levels:

Primary segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:

Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and the UK.

North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit Banco Santander International and the New York branch.
South America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.

Santander Global Platform: includes our fully digital bank Openbank and Open Digital Services, Global Payments Services (Superdigital, Pago FX, Global Merchant Services, Global Trade Services) and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

Secondary segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.

Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through Santander Corporate & Investment Banking, and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.

Santander Corporate & Investment Banking (SCIB): This business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.

Wealth Management & Insurance: Includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).

Santander Global Platform: includes our fully digital bank Openbank and Open Digital Services, Global Payments Services (Superdigital, Pago FX, Global Merchant Services, Global Trade Services) and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.

On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - June 2019         23

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

First half 2019

Main items of the underlying income statement

EUR million

Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	7,141	2,630	10,413	4,822	3,549	2,354
Spain	2,018	1,247	3,706	1,661	936	694
Santander Consumer Finance	1,911	415	2,321	1,286	1,117	658
United Kingdom	1,919	423	2,388	946	792	582
Portugal	429	197	712	400	379	260
Poland	565	230	817	467	293	150
Other	299	118	469	62	33	10
NORTH AMERICA	4,403	901	5,672	3,286	1,594	889
US	2,860	479	3,734	2,154	891	465
Mexico	1,543	423	1,938	1,132	703	424
SOUTH AMERICA	6,647	2,355	9,134	5,825	3,661	1,961
Brazil	4,979	1,855	6,864	4,637	2,846	1,482
Chile	940	200	1,255	731	560	311
Argentina	511	241	720	289	127	73
Other	217	60	295	168	128	94
SANTANDER GLOBAL PLATFORM	46	2	39	(69)	(70)	(51)
CORPORATE CENTRE	(600)	(27)	(822)	(1,015)	(1,155)	(1,108)
TOTAL GROUP	17,636	5,863	24,436	12,849	7,579	4,045

Secondary segments
RETAIL BANKING	16,553	4,583	21,528	11,816	6,776	3,856
CORPORATE & INVESTMENT BANKING	1,354	730	2,606	1,488	1,396	889
WEALTH MANAGEMENT & INSURANCE	283	574	1,085	630	632	459
SANTANDER GLOBAL PLATFORM	46	2	39	(69)	(70)	(51)
CORPORATE CENTRE	(600)	(27)	(822)	(1,015)	(1,155)	(1,108)
TOTAL GROUP	17,636	5,863	24,436	12,849	7,579	4,045

24         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

First half 2018

Main items of the underlying income statement

EUR million

Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	7,010	2,754	10,524	4,858	3,610	2,422
Spain	1,995	1,340	3,746	1,540	871	661
Santander Consumer Finance	1,843	403	2,266	1,248	1,096	667
United Kingdom	2,052	459	2,590	1,150	944	665
Portugal	435	189	688	363	324	229
Poland	487	227	731	414	280	155
Other	198	137	504	142	95	45
NORTH AMERICA	3,802	809	4,947	2,766	1,265	690
US	2,501	434	3,248	1,773	676	334
Mexico	1,301	376	1,699	993	589	357
SOUTH AMERICA	6,557	2,340	9,151	5,790	3,499	1,846
Brazil	4,906	1,792	6,768	4,499	2,603	1,317
Chile	985	227	1,282	751	568	307
Argentina	447	263	807	381	198	136
Other	218	58	294	160	129	85
SANTANDER GLOBAL PLATFORM	38	2	34	(28)	(29)	(23)
CORPORATE CENTRE	(477)	(17)	(494)	(706)	(866)	(884)
TOTAL GROUP	16,931	5,889	24,162	12,680	7,480	4,052

Secondary segments
RETAIL BANKING	15,972	4,502	21,029	11,302	6,430	3,677
CORPORATE & INVESTMENT BANKING	1,141	819	2,561	1,523	1,360	858
WEALTH MANAGEMENT & INSURANCE	256	583	1,032	589	584	424
SANTANDER GLOBAL PLATFORM	38	2	34	(28)	(29)	(23)
CORPORATE CENTRE	(477)	(17)	(494)	(706)	(866)	(884)
TOTAL GROUP	16,931	5,889	24,162	12,680	7,480	4,052

January - June 2019         25

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

EUROPE

Highlights (changes in constant euros)

Given the current macroeconomic environment characterised by lower for longer interest rates, we are working on our franchise to simplify our structures and operate in a more integrated way in the medium-term.

In terms of volumes, growth was moderate (+2%) in gross loans and advances to customers (excluding reverse repos) and +5% customer funds.

Underlying attributable profit for the period amounted to EUR 2,354 million, down 3% compared to first half of 2018, due to lower gains on financial transactions (markets) and net fee income (mainly CIB). Conversely, net interest income increased and costs and provisions fell.

Strategy

Santander’s subsidiaries in Europe are managed according to their local priorities. At the same time, initiatives are being considered to enable greater integration of businesses, shared services and cost saving measures. For example:

•

Integration of the different technological platforms and acceleration of the bank’s digital transformation, to help improve the customer experience and expand the distribution channels for our products and services.

•

We also continue to work on obtaining additional synergies from the ongoing integration processes, especially in the case of Popular in Spain and the retail and SME business of Deutsche Bank Polska in Poland.

•

And finally, simplification of our business model, reducing the number of products to gain efficiency and agility, but maintaining a full value proposition that is capable of meeting the daily needs of our individual customers and offering tailor-made solutions for SMEs and large companies.

All of this, with the medium-term objective to obtain EUR 1 billion of additional savings, based on our global capabilities to strengthen operational efficiency in the region.

Business performance

•

Gross loans and advances to customers (excluding reverse repos) increased by 2%, driven by strong organic growth in SCF (France, Spain and Nordic countries) and the integration of Deutsche Bank Polska’s retail and SME business in Poland.

•	Customer funds increased by 5% mainly due to higher retail deposits and seasonal factors in Spain in the quarter, and the inclusion of balances from Deutsche Bank Polska in Poland.

Results

Underlying profit amounted to EUR 2,354 million, 3% less than in the same period of the previous year. By lines:

•

Revenue was down 1%. Net interest income increased by 2%, supported by higher volumes in SCF, the increase in Poland and the CIB business. This increase is offset by lower gains on financial transactions (markets) and net fee income (mainly CIB).

•	Costs decreased 1% (-3% in real terms) reflecting the first savings from our optimisation processes.

•	Provisions fell and cost of credit stood at 0.24%.

Compared to the previous quarter, underlying profit rose 2% due to lower provisions.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	5,188	-1%	10,413	-1%

Expenses	-2,789	0%	-5,591	-1%

LLPs	-387	-15%	-844	-2%

PBT	1,781	+1%	3,549	-2%

Underlying attrib. profit	1,191	+2%	2,354	-3%

Detailed financial information on page 53

26         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Spain

Highlights

The integration of Banco Popular with the migration of all offices and customers to the Santander platform was successfully completed. The process of optimising the commercial network, which will be gradually carried out over the coming months, begun.

Positive evolution of the levels of customer satisfaction in the migration, particularly in transparency, accompanying customers and communication.

We completed the reorganisation of the strategic insurance business, with the end of the agreement with Allianz and the creation of new joint ventures with Aegon and Mapfre[1].

The first half underlying profit was 5% higher year-on-year at EUR 694 million, mainly due to lower costs.

(1) Transactions pending regulatory authorisation and other customary conditions.

Commercial activity

•

Sustained commercial dynamism with year-on-year growth in business combined with increased profitability in all segments and products (+15 bps). Of note by products was consumer credit with existing customers (+24% year-on-year), spurred by pre-approval and digital contraction of loans.

•	The main drivers of loyalty continued to grow at double digit rates in both Santander and Popular (+13% in cards turnover and +7% from point-of-sale terminals).

•	New insurance premium rose 9%, consolidating itself as a strategic driver, while at the same time we completed the reorganisation of this business.

•	Mutual funds grew more quickly to almost EUR 5 billion, producing a further gain in market share.

•

Launch in April 2019 of the Smith Plan in order to be the leader in the non-resident segment, via a differentiated value proposal focused mainly on covering the needs of those who are purchasing a house in Spain.

•	Our remote management model, Santander Personal, now includes companies, strengthening the digital transformation process.

Business performance

•

Gross loans and advances to customers (excluding reverse repos) were affected by the deleveraging in wholesale banking due to the market environment and the move toward a capital light model, while new mortgages do not yet offset maturities. The stock, however, rose by EUR 600 million in the first half.

•	Customer deposits (excluding repos) increased by EUR 13.3 billion in the year, of which EUR 6 billion were retail customer deposits, impacted by seasonality at the end of the quarter.

Results

First half attributable profit was 5% higher year-on-year at EUR 694 million. By lines:

•

Net interest income rose 1%, underpinned by retail banking, due to a continued improvement in the customer spread to 1.94% (+23 bps year-on-year), from the fall in the cost of deposits (-15 bps) as well as the rise in the return on loans (+8 bps).

•	Net fee income fell 7%, due to lower activity at SCIB.

•	Operating expenses continued to fall (-7%) due to the efficiencies resulting from Popular’s integration and the optimisation efforts.

•	Further decline in the stock of non-performing loans (-12% year-on-year) and fall in the NPL ratio to 7.02%.

Compared to the first quarter, underlying profit was 5% lower than the first quarter’s because of the SRF contribution. Excluding this impact, it would have been 7% higher.

Underlying income statement

EUR million and % change

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	1,849	0%	3,706	-1%

Expenses	-1,020	0%	-2,044	-7%

LLPs	-228	-6%	-470	+8%

PBT	458	-4%	936	+7%

Underlying attrib. profit	338	-5%	694	+5%

Detailed financial information on page 54

January - June 2019         27

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Santander Consumer Finance

Highlights (changes in constant euros)

SCF continues to be the European consumer finance leader, with critical mass and among the Top 3 in its markets in Europe. Gross loans and advances to customers (excluding reverse repos) rose 7% and new lending 4% year-on-year.

Total income increased 3%, largely due to net interest income and net fee income, which together with cost control pushed up net operating income by 3%.

First half underlying attributable profit was EUR 658 million, virtually unchanged year-on-year due to the good performance of revenue, operating expenses and the cost of credit (still at low levels for this business).

Continued high profitability: RoTE of around 15% and RoRWA of more than 2%.

Commercial activity

•

SCF continued its growth based on its solid business model, enabling it to confront new market trends: diversification by country, scale, leadership in efficiency and risk and recovery systems that allow it to maintain a better performance than its European competitors in the key metrics.

•	Management continued to focus on boosting auto finance and increasing consumer finance through strengthening digital channels.

•

The auto business in SCF continued to grow despite the fall in car sales in Europe (-2% in the first five months), due to the good performance of the brands with which SCF operates, via more than 115 captive agreements.

•	The agreement with Hyundai Kia to acquire 51% of the financial entity that both companies own in Germany was completed in March 2019, bolstering our leadership in this market.

Business performance

•	New lending rose 4% year-on-year, underpinned by commercial agreements in several countries. Of note: Italy (+13%), France (+8%) and Spain (+7%).

•

Customer deposits (excluding repos) amounted to EUR 37,900 million and continued to be a factor that differentiated us from our competitors. They continued to be stable, due to various measures taken to complete the digital transformation plan.

•	Recourse to wholesale funding amounted to EUR 9,934 million in the first half. Customer deposits (excluding repos), issuances and securitisations covered 73% of net loans.

Results

First half underlying attributable profit of EUR 658 million, slightly lower than the same period of 2018:

•	Net interest income rose 4% due to higher volumes.

•	Costs rose more slowly (+2%), improving the efficiency ratio to 44.6%, 33 bps better year-on-year.

•	The cost of credit remained at low levels (0.36%), reflecting a conservative risk appetite and a solid credit management policy. The NPL ratio was 2.24%, 20 bps lower than in the first half of 2018.

•	The largest profits were generated by the Nordic countries (EUR 177 million), Germany (EUR 157 million) and Spain (EUR 116 million).

Compared to the first quarter of 2019, underlying attributable profit was 3% higher due to lower loan-loss provisions.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	1,154	-1%	2,321	+3%

Expenses	-527	+4%	-1,035	+2%

LLPs	-59	-51%	-181	-4%

PBT	556	-1%	1,117	+2%

Underlying attrib. profit	334	+3%	658	-1%

Detailed financial information on page 55

28         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

United Kingdom

Highlights (changes in constant euros)

Business performance remained solid: switcher[1] levels above market average, strong increase in digital customers and amongst the best in customer satisfaction.

In terms of volumes, growth in mortgages due to the strengthening of our activity in a competitive market. Solid trend in customer funds, especially in savings deposits, underpinned by the success of an ISA campaign.

Underlying attributable profit fell 13%, reflecting the continued competitive pressure on mortgage margins and SVR attrition. On the other hand, the costs and provisions trend improved.

Commercial activity

•

To better meet the needs of our customers and reflect the way customers are banking with us, in 2019 we announced changes to the branch network and the reshaping of the Corporate & Commercial Banking business.

•

We continued to focus on customer experience; the bank is second in retail satisfaction and top 3 for corporates. Since its launch in October 2018, we have opened 31,000 new 1|2|3 Business accounts with switcher[1] levels above market average. The number of loyal customers continued to grow: Individuals +6%, SMEs and corporates +7% and loyal customers as a percentage of total active customers rose 2 percentage points to 31%.

•

Digital adoption continues to drive change in the organisation. We attracted more than 420,000 digital customers in the last 12 months (+8%), retained 60% of refinanced mortgage loans online (+6 pp year-on-year), and 44% of current accounts (+3 pp) and 66% of credit cards (+9 pp) were opened through digital channels.

Business performance

•	Gross loans and advances to customers (excluding reverse repos) were stable. Mortgages, consumer and non-CRE trading business volumes increased, while the latter continued to fall.

•

Customer deposits (excluding repos) increased by 2%, boosted by higher corporate and retail savings deposits, partly due to a strong ISA campaign (Individual Savings Account - savings product with tax benefits).

Results

Underlying attributable profit in the first half stood at EUR 582 million, down 13% year-on-year.

•	Total revenue fell 8% due to continued competitive pressure on mortgage margins and SVR (Standard Variable Rate) attrition, net fee income reduction and lower gains on financial transactions (-67%).

•	Costs fell 1%, though in real terms (w/o inflation) fell 3%.

•

Loan-loss provisions fell by 22%, with the cost of credit at just 6 basis points. The NPL ratio was stable at 1.13%, supported by prudent approach to risk management and the resilience of the UK economy.

Compared to the first quarter of 2019, underlying attributable profit improved by 29%, due to reductions in costs and provisions that more than offset the aforementioned factors affecting revenue.

(1)	Switcher: clients who change bank as part of the Current Account Switch Service, in which the new bank is in charge of managing the whole process, free of charge, within 7 working days.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	1,183	-2%	2,388	-8%

Expenses	-703	-5%	-1,442	-1%

LLPs	-19	-68%	-80	-22%

PBT	435	+22%	792	-17%

Underlying attrib. profit	327	+29%	582	-13%

Detailed financial information on page 56

January - June 2019         29

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Portugal

Highlights

The Bank continued its commercial and digital transformation, marketing new products for companies and SMEs and making the granting of new mortgages simpler and faster.

Market shares in new lending to companies and mortgages reached around 20%, in a market that is still deleveraging.

Underlying attributable profit increased 14% year-on-year, reflecting revenue growth, lower costs from optimising the structure and a very low cost of credit.

Commercial activity

The Bank continued its strategy to tailor products and services to customers’ needs, focusing on increasing the number of customers and their loyalty:

•

The commercial transformation continued to renew the offer and benefits in Mundo 1|2|3 and strengthened our presence in the agrifood sector. As a result of this strategy, loyal customers already account for 45% of active customers.

•	The second Work Café was opened in Coimbra, expanding this new customer relationship model which is a driver for increasing attraction and loyalty.

•

The Bank continued its policy of local proximity and offering non-financial solutions (Santander Advance Empresas). A Box Santander Advance was held in Funchal (Madeira), with the active participation of local companies and entities in exchange of experiences, opinions and knowledge workshops.

Business performance

•

Gross loans and advances to customers (excluding reverse repos) were still lower than a year ago, but they rose slightly, aligned with the dynamism of market shares in new mortgages and loans to companies in the first half.

•	Customer funds increased 7% year-on-year, spurred by the growth in deposits and mutual funds.

Results

The first half underlying attributable profit rose 14% year-on-year to EUR 260 million. By lines:

•

Total income increased 3%, driven by gains on financial transactions that rose more than 50% because of ALCO portfolio sales, and net fee income which offset the fall in net interest income, which was still in line with the year-on-year dynamic of the stock of credit.

•	Costs declined further, enabling net operating income to rise 10% and the efficiency ratio to improve 3.3 pp to 43.8%.

•	Provisions were slightly positive due to greater recoveries, mainly in the first quarter. The NPL ratio fell to 5.00% from 7.55% in June 2018, and the cost of credit was only 0.03%.

Compared to the first quarter of 2019, underlying profit was lower because of reduced revenue, mainly gains on financial transactions, and higher provisions due to greater recoveries in the first quarter.

Underlying income statement

EUR million and % change

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	354	-1%	712	+3%

Expenses	-154	-2%	-312	-4%

LLPs	-1	—	12	—

PBT	186	-4%	379	+17%

Underlying attrib. profit	125	-7%	260	+14%

Detailed financial information on page 57

30         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Poland

Highlights (changes in constant euros)

As at end of the first half of 2019, Santander is the second largest bank in Poland in terms of assets following the integration of Deutsche Bank Polska’s retail and SME business in 2018.

The main management priorities are increasing revenue in a competitive environment and achieving synergies from the integration.

In earnings, net operating income (after provisions) increased 12%, which is not reflected in underlying profit (-1%) due to the higher BFG and Banking Tax contribution, the latter adding to fiscal pressures as it is not tax deductible.

Commercial activity

•	Following the integration of Deutsche Bank Polska’s retail and SME business in 2018, the Bank is focused on synergy achievement and improving customer relationships.

•	The As I Want It account continued its strong performance, exceeding 1.5 million accounts since its launch in September 2017.

•	In the second quarter the new sales of cash loans increased 63% year-on-year, a record high, and exceeded PLN 2 billion.

•

The Bank has introduced pre-limits for selected corporate customers, improving customer relationships shortening the decision-making process and anticipating and accommodating their basic needs better.

•	SCIB Poland arranged the first ESG loan in Poland and Central and Eastern Europe, where part of the margin is related to the borrower’s compliance with specific social and environmental objectives.

Business performance

•

Strong year-on-year growth (+26%) in gross loans and advances to customers (excluding reverse repos), mainly due to the integration. In the year to end-June 2019, a period not affected by the acquisition, volumes increased by 3%.

•

Likewise, customer deposits (excluding repos) increased strongly year-on-year (+24%), with significant growth in corporates, individuals and SMEs. Since year-end, total customer funds have remained stable due to active management relating to liquidity and cost of deposit optimisation.

Results

Underlying attributable profit in the first half of 2019 of EUR 150 million, down 1% on the same period of 2018.

•	Positive top line performance, supported by the integration of Deutsche Bank Polska’s retail and SME business. Net operating income was up 15%. Costs, also impacted by acquisition, increased 12%.

•	Loan-loss provisions were up 25%, driven by the review of consumer finance parameters. The cost of credit improved slightly to 0.66%.

•	The other results line is affected by the higher Banking Tax contribution, also added to fiscal pressures as it is not tax deductible.

Compared to the previous quarter, underlying profit increased by 44%, due to the annual BFG and Banking Tax contributions in the first quarter of the year and the greater (seasonal) collection of dividends in the second quarter.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	440	+16%	817	+14%

Expenses	-176	+1%	-349	+12%

LLPs	-64	+47%	-107	+25%

PBT	166	+30%	293	+6%

Underlying attrib. profit	89	+44%	150	-1%

Detailed financial information on page 58

January - June 2019         31

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

NORTH AMERICA

Highlights (changes in constant euros)

In North America, the US and Mexico are managed according to their local strategic priorities, while increasing coordination and cooperation between the two units.

Volumes grew both in the quarter and over the past twelve months.

Underlying attributable profit increased 21% year-on-year, driven by total revenue and improved efficiency.

Strategy

In the United States, SBNA’s strategy focuses on improving customer satisfaction through our digital channels and branches, while being the “Lead bank” for our customers. In SC USA, the focus is to drive originations growth and improve profitability via dealers.

In Mexico, the main objectives are to improve the distribution network and develop digital channels to attract new customers and increase their loyalty.

Coordination between the units has increased. We are analysing new joint projects and initiatives, such as:

•	Approval of financing for SBNA customers granted by Santander México and vice versa.

•	Further develop the USMX trade corridor, for example, by increasing capabilities for DCM and ECM transactions.

•	Launch of a same-day remittance service from Santander US branches to any bank in Mexico.

Business performance

•	Gross loans and advances to customers (excluding reverse repos) increased by 10%, with similar growth rates in both units.

•

Customer funds grew in both countries, driven by time deposits, especially at SBNA and the New York branch. Demand deposits from individuals in Mexico continued their solid performance. Mutual funds increased by 6%.

Results

In the first half of the year, underlying attributable profit was EUR 889 million (17% of the Group’s total operating areas), up 21% year-on-year.

•	Good performance in total income at both units, with growth driven by both net interest income (+8%) and net fee income (+4%).

•

Expenses grew less than revenue, resulting in an improved efficiency ratio from 44% in the first half of 2018 to 42% at present. Mexico increased its costs due to the investment plan and while they were stable in the US (-2% in real terms).

•	Provisions were up 6% on the back of higher volumes. The cost of credit was stable at 2.95%, the NPL ratio fell to 2.29% and coverage remained around 150%.

In the quarter, the underlying attributable profit increased by 29% due to good performance in revenue and lower provisions.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	2,918	+5%	5,672	+7%

Expenses	-1,214	+2%	-2,386	+2%

LLPs	-793	-3%	-1,597	+6%

PBT	881	+22%	1,594	+18%

Underlying attrib. profit	503	+29%	889	+21%

Detailed financial information on page 60

32         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

United States

Highlights (changes in constant euros)

The strategy is focused on improving customer satisfaction at SBNA and at SC USA on the relationship with distributors to increase originations.

Following the strong gains in the quarter, the year-on-year volume trend in both gross loans and advances to customers (excluding reverse repos) and customer deposits (excluding repos) was more pronounced.

Underlying attributable profit increased by 30% in the first half compared to the same period of 2018, due to a strong top line performance, with total revenue up 7% and costs remaining flat.

Commercial activity

In 2019, Santander US remains focused on the following strategic priorities:

Santander Bank: Commercial Banking’s “Lead Bank” strategy continues to show gains in primary customers. Better customer satisfaction scores are being achieved as a result of improved product offerings in both digital channels and branches. The joint initiative with SC USA in auto finance continues to generate high volumes, having originated almost USD 3 billion in the first half of the year.

Santander Consumer USA: The key levers to drive profitability remain increase in originations and management of credit risk and prices. In addition, the agreement with Fiat Chrysler was amended strengthening its partnership establishing an operating framework for the remainder of the contract, which ends in 2023. In addition, a plan has been approved to repurchase USD 1.1 billion in common stock and to increase the cash dividend to USD 0.22 from Q3 2019 to Q2 2020.

Business performance

•	Volumes improved in the quarter due to lending growth in retail banking (auto) and commercial banking. Originations increased 5% year-on-year in SC USA, mainly due to Chrysler loans (+25%).

•	Customer funds rose 10%, boosted by strong growth in time deposits at SBNA and the New York branch.

Results

Underlying attributable profit in the first half of 465 million euros, 30% more than in the same period of 2018. The year-on-year comparison of net interest income and provisions is affected by methodological changes in the accrual of TDRs made at the end of 2018, though with almost no impact on bottom line results.

•	Total income was up 7% (+4% ex. TDRs) due to higher loan and leasing volumes.

•	Costs remained under control, virtually flat compared to the same period of 2018. As a result, efficiency improved by 3 percentage points to 42%.

•

Loan-loss provisions increased 7%. Excluding the impact of TDRs, they fell 1% partly favoured by a provisions release related to auto finance business in SC USA. The NPL ratio improved and coverage increased to 158%. The cost of credit remained stable at 3.09%.

Compared to the previous quarter, underlying attributable profit rose 55% as a result of higher loan and leasing volumes, higher gains on financial transactions and lower provisions.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	1,920	+5%	3,734	+7%

Expenses	-805	+3%	-1,581	+0%

LLPs	-568	-8%	-1,178	+7%

PBT	521	+40%	891	+23%

Underlying attrib. profit	284	+55%	465	+30%

Detailed financial information on page 61

January - June 2019         33

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Mexico

Highlights (changes in constant euros)

The strategy continued to focus on the digital and operational transformation, reflected in greater customer attraction and increased loyalty.

Faster growth in gross loans and advances to customers (excluding reverse repos), notably to large companies (+15%) and payroll (+15%). The rise in customer funds continued to be spurred by deposits from individuals and SMEs.

Underlying attributable profit was up 12%, underpinned by the good performance of net interest income, net fee income and loan-loss provisions, which more than offset the rise in costs.

Commercial activity

The commercial strategy remained focused on boosting the use of digital channels, attracting new customers and increasing their loyalty with new products and services:

•	As regards the distribution model, we transformed 428 branches, and the number of latest generation full function ATMs reached 921.

•	The Santander Plus programme has captured more than 5.7 million customers since May 2016, 53% of them new ones.

•

In digital strategy, SúperMóvil has new functionalities, notably Santander Tap, a system for transfers via instant messaging for sending money to customers of other banks, at any time and free of charge.

•	Launch of the Legacy credit card for private banking customers. Santander is the first and only bank in the country to have an alliance with American Express.

•	We continued to drive growth in deposits of individuals by launching promotions such as Arma tu Kit in order to reward customer loyalty and the campaign Champions to attract customer funds.

Strong year-on-year growth of digital and mobile banking customers (+68%). Penetration of loyal customers over active ones increased significantly (+5 pp).

Business performance

•

Gross loans and advances to customers (excluding reverse repos) increased 8% year-on-year, while maintaining the focus on profitability. Loans to individuals rose 7% with notable growth in payroll loans (+15%) and mortgages (+8%). Total corporate loans increased 9%, driven by large companies (+15%), corporates (+7%) and SMEs (+4%).

•	Customer funds increased slightly, backed by time deposits (+13%) which offset the fall in demand deposits, affected by the rise in interest rates. Those of individuals were up 11%.

Results

First half underlying profit of EUR 424 million was 12% higher than in the same period of 2018, as follows:

•

Net interest income rose 11%, driven by increased volumes and higher interest rates. Net fee income grew 6%, mainly from cards and insurance, and gains on financial transactions fell because of a weak quarter in the markets.

•	Operating expenses increased 7%, reflecting the ongoing investment plans.

•	Loan-loss provisions increased slightly, with good credit quality in all metrics.

Compared to the first quarter of 2019, profit was 5% higher due to higher net fee income and the recovery of gains on financial transactions.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	999	+5%	1,938	+7%

Expenses	-409	+2%	-806	+7%

LLPs	-225	+15%	-419	+1%

PBT	360	+3%	703	+12%

Underlying attrib. profit	219	+5%	424	+12%

Detailed financial information on page 62

34         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

SOUTH AMERICA

Highlights (changes in constant euros)

In South America, the focus is to accelerate profitable growth and lead the retail financial industry. To this end, we have a strategy that seeks to strengthen a more connected regional network and facilitate the expansion of successful businesses to other countries in the region.

In activity, there was a volume growth in the last 12 months. Increases in all countries, where we are capturing new business opportunities.

Regarding results, underlying attributable profit increased by 15% year-on-year, boosted by revenue and an improvement in the cost of credit.

Strategy

The units in the region continued identifying initiatives that allow the businesses to expand, further leveraging positive experiences in other markets, for example:

•

In auto financing, we will use the Group’s experience and the development of this business in Brazil to boost growth in other neighbouring countries. In terms of financing goods and services, we plan to export Uruguay’s successful model to Brazil and to other major regions. We will also accelerate growth in consumer finance in Peru and Colombia.

•

In payment methods, where Santander is one of the largest credit card issuers and merchant acquirers in the region, we are exploring e-commerce strategies, instant domestic and international transfers in some countries and the roll-out of Getnet, our acquiring business in Brazil, to the rest of Latin America. We are also launching Superdigital in other countries (starting with Chile).

•

Further develop the retail franchise, in particular the mass market segment, through increased penetration of new channels. Sales through digital channels already account for a high percentage of the total in Brazil and Argentina, with a significant upside in Chile, where the Life model is being developed to provide a 100% digital service to customers. The Work Café experience developed in Chile will be accelerated in countries such as Argentina and Brazil.

Business performance

•

Year-on-year increase in gross loans and advances to customers (excluding reverse repos) in all units. With regard to June 2018, Brazil grew 9%, Chile 7%, Uruguay 20% and Argentina 14%. Colombia and Peru present very high growth rates but from smaller bases.

•	Customer funds also rose in the last 12 months and in all units. Demand deposits (+16%), time deposits (+11%) and mutual funds (+9%) increased year-on-year.

Results

Underlying attributable profit in the first half of the year amounted to EUR 1,961 million (38% of the Group’s total operating areas), up 15% year-on-year due to:

•

Total income increased 9%, underpinned by the sound performance by commercial revenue, driven by higher volumes, spread management and increased loyalty. Net interest income rose 9% and net fee income increased by 11%.

•	Costs reflect commercial transformation plans, greater digitalisation of the retail network, reviews of collective wage agreements and high inflation in Argentina.

•

Loan-loss provisions increased at a slower pace than credit, enabling the cost of lending to improve by 23 bps in the last twelve months to 2.87%. In credit quality, the NPL ratio was stable (4.81%) and coverage was 93%.

In the quarter, underlying attributable profit rose 15% driven by the good performance of revenue, which grew more than costs.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	4,647	+6%	9,134	+9%

Expenses	-1,664	+4%	-3,309	+9%

LLPs	-956	+9%	-1,859	+2%

PBT	1,876	+8%	3,661	+12%

Underlying attrib. profit	1,035	+15%	1,961	+15%

Detailed financial information on page 63

January - June 2019         35

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Brazil

Highlights (changes in constant euros)

Generating results supported by a business model focused on improving customer attention and loyalty leading to profitable market share gains.

Strong revenue, underpinned by increased volumes, while costs remained under control thereby achieving the best efficiency among our local peers.

Prudent risk management produced growth in gross loans and advances (excluding reverse repos) and a controlled cost of credit.

Profit growing sustainably reaching EUR 1,482 million in the first half of the year (+18% year-on-year), with RoTE of 22%.

Commercial activity

We continued to progress in our strategic actions, including:

•	The customer base continued to expand to 24.6 million active clients.

•	We announced Santander Duo, a new product with a differentiated offer for small entrepreneurs, which combines accounts of legal and natural persons.

•	In cards, turnover continued to increase at double digit rates (+21%) and gained market share year-on-year (+86 bps).

•

In acquiring, launch of a new offer for SMEs and microbusinesses, where merchants are credited within two working days and charged the same rate for debit and credit cards. As a result we captured 200,000 new customers.

•	In consumer finance, we remained the leader (market share in vehicles loans for individuals of 25.3% in May 2019).

•

In our new businesses, Pi, a digital investment platform, already offers close to 180 fixed income products and began to distribute mutual funds. Ben, focused on food benefits, started to operate (77,000 cards issued and 143,000 commercial establishments accredited).

•	We are committed to using renewable energy in all our offices by 2021 and in administrative buildings and processing centres by 2025.

Business performance

•

Gross loans and advances (excluding reverse repos) grew 9% year-on-year, with profitable gains in market share. This was mainly due to business with individuals and consumer finance which increased at double digit rates.

•	Customer deposits (excluding repos) rose 13% year-on-year.

Results

First half underlying attributable profit of EUR 1,482 million (+18% YoY). Of note:

•	Net interest income rose 7%, with better net interest income from credit and liabilities, partly offset by lower market interest income.

•	Net fee income grew 9% year-on-year, with rises in almost all lines. Of note: cards (+13%), insurance (+17%) and securities (+32%).

•	Operating expenses increased 3%, which helped improve the efficiency ratio to 32.4% (-108 bps year-on-year).

•	Our solid risk management is reflected in stable provisions. The cost of credit dropped to 3.84%, the NPL ratio was 5.27% and coverage 106%.

Compared to the first quarter of 2019, underlying attributable profit was 9% higher, underpinned by higher customer revenue.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	3,453	+4%	6,864	+6%

Expenses	-1,102	+1%	-2,227	+3%

LLPs	-761	+10%	-1,471	-2%

PBT	1,438	+5%	2,846	+15%

Underlying attrib. profit	762	+9%	1,482	+18%

Detailed financial information on page 64

36         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Chile

Highlights (changes in constant euros)

We continued the commercial and branch network transformation, based on technological developments in order to attract new customers and boost loyalty. Loyal customers already account for 46% of total active clients.

Growth in business volumes at a faster pace, mainly with individuals, companies and institutions.

Underlying attributable profit increased 4% year-on-year, benefiting from the performance of markets and lower provisions. Higher inflation in the second quarter spurred net interest income.

Commercial activity

Santander is the leading privately-owned bank in Chile in terms of assets and customers. The Group continued its strategy in the first half, focused on offering an attractive profitability in a stable and low risk country where the economy is growing:

•	We continued to transform the network, opening more Work Café offices in the quarter and continuing with the pilot of Work Café 2.0, with good initial results in efficiency and productivity.

•

We launched new products under the Santander Life programme, including a digital demand account and a new credit card associated with the Meritolife programme which also allows accumulation of Latam air miles. The Santander Life products are centred on promoting good credit performance and deepening financial education.

•	Launch of a new Súper Hipoteca, aimed at individuals under the age of 35.

Business performance

•

Gross loans and advances to customers (excluding reverse repos) rose 7% year-on-year, underpinned by mortgages (+12%), consumer finance (+12%) and large corporates (+6%). Cards increased 4% and SMEs 6%.

•	Customer funds rose 5%, with 10% growth in demand deposits and mutual funds. Time deposits remained stable.

Results

First half of 2019 underlying attributable profit of EUR 311 million, 4% higher year-on-year. Of note were:

•

Net interest income recovered in the second quarter due to larger volumes and higher inflation. Net fee income declined 9% year-on-year partly because of wholesale business. Gains on financial transactions rose due to customer treasury and the sale of ALCO portfolios.

•	Operating expenses rose slightly because of investments in technology and branches.

•	Loan-loss provisions were lower and the cost of credit was 1.10% (-8 bps). The NPL ratio decreased to around 4.5% and coverage was 59%.

Compared to the first quarter of 2019, attributable profit was 11% higher due to net interest income, which more than offset the seasonal growth in costs.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	656	+11%	1,255	+1%

Expenses	-269	+7%	-524	+2%

LLPs	-105	+4%	-208	-9%

PBT	281	+2%	560	+1%

Underlying attrib. profit	163	+11%	311	+4%

Detailed financial information on page 65

January - June 2019         37

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Argentina

Highlights (changes in constant euros)

The Bank announced the change of its commercial brand from Santander Río to Santander.

We continued to focus on our four strategic pillars: growth, risk control, efficiency and customer experience.

Santander is the largest privately-owned bank in Argentina by volume of business (loans + deposits + mutual funds).

First half underlying profit of EUR 73 million after earning EUR 63 million in the second quarter. The year-on-year comparison is impacted by the adjustment for inflation included starting from the third quarter of 2018.

Commercial activity

The commercial strategy during the first half focused on transactional business and customer service improvements, notably a campaign to increase direct debit sign-ups, which enabled the stock to increase 50% in a month.

We continued advance in the digital transformation of the main processes and products. Loyal customers accounted for 47% of active clients and digital ones 74% (+3% year-on-year). In individuals, new accounts and product package openings are done digitally in more than 60% of our branches.

We launched Women, a comprehensive proposal for financial and non-financial services, which focuses on female entrepreneurs, owners of SMEs and professionals.

Business performance

Gross loans and advances to customers (excluding reverse repos) was impacted by the economic recession and higher interest rates (+14% year-on-year), below inflation in this period. The peso denominated portfolio increased, driven by inflation-adjusted products (mortgages, auto finance, personal finance) and by cards, while dollar balances declined in the currency of origin.

Customer deposits (excluding repos) rose 45%, in both the portfolio in pesos (+27% in demand deposits and +41% in interest-bearing accounts and time deposits) and in foreign currency deposits (+58%; 8% in dollars). The excess liquidity is placed in Central Bank treasury bonds.

Results

First half underlying profit stable at EUR 73 million, including a negative EUR 74 million impact from the high inflation adjustment.

As regards the main income statement lines:

•

Revenue rose 67%, growing above inflation, driven by customer revenue (+98%). Net interest income rose 113%, underpinned by the larger position in public securities and higher interest rates, while net fee income increased 71% driven by greater foreign currency transactions and income from accounts and cash deposits.

•	Costs surged 89%, hit by the inflationary environment and the peso’s depreciation.

•	Loan-loss provisions stood at EUR 143 million, with an NPL ratio of 3.79% and a coverage ratio of 126%.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	389	+22%	720	+67%

Expenses	-229	+17%	-431	+89%

LLPs	-70	+1%	-143	+114%

PBT	94	—	127	+20%

Underlying attrib. profit	63	—	73	0%

Detailed financial information on page 66

38         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

Highlights (changes in constant euros)

The Group is the country’s leading privately-owned bank, doing business with all segments and with a strategy focused on retail banking, improving efficiency and enhancing the quality of service.

Underlying attributable profit rose 13%, spurred by the good performance of customer revenue and improved efficiency.

Commercial activity and business performance

•	Santander continued to focus on improving customer satisfaction and increasing loyalty. Loyal customers rose 19% and now account for 24% of active clients.

•

We continued to advance in our digital transformation strategy and in modernising channels. The number of digital customers increased 9% (digital penetration of 48%, up from 45% in June 2018) while transactions via digital channels rose 36% year-on-year.

•

The Group’s consumer finance companies now lead the local market, with a market share of more than 22%. Commercial activity continued to grow briskly, with significant growth in the customer base. In line with our strategy of innovation and contributing to people’s progress, we launched Prosperá, which provides microcredits to small businesses.

•

Gross loans and advances to customer (excluding reverse repos) grew in target segments, products and currencies: +14% in consumer credit and cards and +19% in the national currency portfolio. Customer deposits (excluding repos) in pesos grew 11% and foreign currency deposits increased 4% year-on-year.

Results

First half of 2019 underlying attributable profit of EUR 71 million, 13% higher year-on-year.

•	Gross income rose 15%, driven by customer revenue, with increases in both net interest income and net fee income.

•	Operating expenses rose at a slower pace than total income, improving the efficiency ratio to 43% (-63 bps year-on-year).

•	Loan-loss provisions increased 9%, however the NPL ratio remained at a low level (3.46%), coverage was high (109%) and the cost of credit was 2.60%.

Peru Highlights (changes in constant euros)

•	The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global customers.

•	The auto loan financial entity continued to expand its business within the Group’s strategy of increasing its presence in this business.

•

First half underlying attributable profit of EUR 19 million (+8% year-on-year). Total income rose 23% underpinned by higher net interest income, net fee income and gains on financial transactions. Operating expenses increased 12% and the efficiency ratio was 33.3% (-3.3 pp year-on-year).

•	The NPL ratio was 0.81%, coverage was very high and the cost of credit only 0.30%.

Colombia Highlights (changes in constant euros)

•

Activity in Colombia remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and development of investment banking products supporting the country’s infrastructure plan.

•

Auto finance is also increasing. The origination share reached 2.3% (+60 bps in 12 months), in line with the strategy to attain the critical mass needed to consolidate ourselves in this market. We signed an alliance with Chekar.co, a fully digital platform for buying and selling vehicles. We will begin to grant consumer loans in the coming quarters.

•

Gross loans and advances to customers (excluding reverse repos) more than doubled, with growth in all business segments. Of note was the fivefold rise in auto finance. Customer deposits (excluding repos) rose 75%.

•

The first half underlying attributable profit was EUR 5 million (EUR 2 million in the same period of 2018). Total income grew 66%, underpinned by net interest income and net fee income, thanks to greater commercial activity.

January - June 2019         39

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

SANTANDER GLOBAL PLATFORM (SGP)

Highlights

With the creation of Santander Global Platform, we are taking a further step forward in our digital transformation, which aligns our reporting structure with our organisation and strategy.

Our goal is to extend the benefits of the talent and scale of the Group to the payment and digital businesses with higher growth, building platforms only once for all of our banks which allow us to offer the best digital services aimed at retail customers, merchants and SMEs.

In making our Santander Global Platform results public, we are improving the transparency around our digital investments and accelerate the execution of our initiatives.

Strategy

In 2019, the unit is focused on the following priorities:

•	Openbank and Open Digital Services (ODS):

–

Openbank, our digital bank in Spain, has a large base of 1.2 million customers and is increasing strongly the number of transactions (29%) and volumes. All of this with high levels of transactionality and productivity per customer and employee.

–

Open Digital Services (ODS) is creating a new banking platform with a complete range of products for individuals. This platform will be used for Openbank’s international expansion. In a first phase, it will be available in Germany, Portugal, the Netherlands, Argentina and Mexico.

•	Global Payments Services:

–

Superdigital: is aimed at the unbanked population. In a first phase, it is expected to be rolled out in Mexico and Chile, leveraging the experience in Brazil. We currently have more than 500,000 active users.

–	Pago FX: aims to create an app for the open market, with low cost, transparent, same day or next day international transfers. The first phase is expected to be launched in three European countries.

–

Global Merchant Services is developing a global acquiring solution, a segment that already has more than one million active customers. Taking advantage of Getnet’s capabilities, it will be installed in a first phase in Mexico and followed by the rest of Latin America.

–

At Global Trade Services, we want to continue being the partner for our more than 200,000 companies that are growing and doing international business with us. The aim is to develop the platform in 2019 and an initial roll-out in the UK, Spain, Brazil and Chile. In the future, we hope to capture business in the rest of Santander geographies and the open market.

•	Digital Assets:

–	The Centres of Digital Expertise continue leveraging the Group’s scale and ensuring all countries have access to the most innovative technologies.

–	InnoVentures, our venture capital investments in the fintech ecosystem, had approximately USD 100 million invested in 24 companies in June.

–

Finally, in the rest of Digital Assets, we continued to advance in Globile, our shared mobile phone platform, with more than 20 components implemented in six countries. We also progressed in Open Platform, a new cloud based technological platform used to develop corporate projects.

Detailed financial information on page 68

40         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Primary segments

CORPORATE CENTRE

Highlights

The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.

The underlying attributable loss was higher compared to the first half of 2018, mainly due to higher costs related to foreign currency hedging and increased stock of issuances.

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision.

•	Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.

•

The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in all countries.

It also coordinates the relationship with European regulators and develops functions related to financial and capital management, as follows:

•	Financial Management functions

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (Euribor or mid-swap) plus the premium, which in liquidity terms, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–

Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 24,990 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).

•	Management of total capital and reserves: capital allocated to each of the units.

Results

First half underlying attributable loss of EUR 1,108 million, 25% higher than in the same period of 2018, largely because of three factors: the higher costs related to foreign currency hedging, the higher stock of issuances and, to a lesser extent, IFRS 16.

Operating expenses were 9% lower driven by ongoing streamlining and simplification measures.

Corporate Centre

EUR million

	Q2’19	Q1’19	Chg.	H1’19	H1’18	Chg.
Gross income	-423	-399	+6%	-822	-494	+66%
Net operating income	-519	-497	+4%	-1,015	-706	+44%
PBT	-595	-559	+6%	-1,155	-866	+33%
Underlying attrib. profit	-592	-517	+15%	-1,108	-884	+25%

Detailed financial information on page 69

January - June 2019         41

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Secondary segments

RETAIL BANKING

Highlights (changes in constant euros)

The Group continued to focus on customer loyalty, with new products and services that cover the current needs of our customers. At end of June 2019, the Group had 142 million customers, more than 20 million of whom are loyal.

Underlying attributable profit of EUR 3,856 million in the first half, 6% higher than in the same period of 2018 due to the positive customer revenue dynamics and controlled costs.

Santander was named the Best Bank in Latin America and the Best SME Bank in Western Europe by Euromoney.

Commercial activity

The Group had 142 million customers at the end of June 2019 (including 24 million consumer finance customers), almost all of whom are from the retail banking segment. In 2019, the focus remains on customer loyalty, already exceeding 20 million loyal customers, equivalent to 30% of active ones.

Santander wants to be the reference bank for customers of all income levels, offering them the services and products that best meet their needs. Furthermore, we are fostering entrepreneurship, helping SMEs and other companies via loans and non-financial support such as training and access to our networks.

As a universal bank, we continued to reinforce our business with new products and services. Of note in the second quarter were:

–

In Spain, launch of Cuenta Mundo for non-residents, via a differential value proposition with a package of innovative products and services. We also extended Santander Personal, the remote management model, for individuals and companies.

–	In Poland, we launched a new commercial website. Santander’s online service is now also available in more languages.

–	In Portugal, the commercial transformation continued with the renewal of the offer and benefits in Mundo 1|2|3 and a stronger presence in the agrifood sector.

–

In Mexico, SuperMóvil incorporates new functionalities, notably Santander Tap, a transfer system by instant message for operations between customers and for sending money to customer of other banks, at any time and with no fees.

–	In Brazil, Santander Duo was announced for small entrepreneurs, which combines accounts of a legal and natural person and has a single customer service manager.

–	In Chile, launch of the Súper Hipoteca for those under the age of 35 and new Santander Life products. Branches continued to be opened based on the Work Café model.

All of these measures helped to boost the number of loyal customers (+11% individuals and +7% companies year-on-year).

Results

The first half underlying attributable profit rose 6%, driven by the good dynamics in customer revenue (+5%) and controlled costs. Of note was the performance of North America and South America.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	10,881	+3%	21,528	+4%

Expenses	-4,882	+2%	-9,712	+2%

LLPs	-2,090	-3%	-4,251	+5%

PBT	3,512	+9%	6,776	+7%

Underlying attrib. profit	2,053	+15%	3,856	+6%

Detailed financial information on page 70

42         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Secondary segments

CORPORATE & INVESTMENT BANKING

Highlights (changes in constant euros)

Santander is among the leaders in Latin America and Europe, particularly in export & agency finance, and structured financing.

In capital markets, we are one of the main bookrunners of green bonds in Spain and Europe.

We continued to advance in our mission to help our global customers in their capital issuances, providing them with financing solutions and transaction services. We also continued to adapt our offer of products to the Bank’s digital transformation.

Underlying attributable profit was 10% higher year-on-year, driven by growth in revenue and lower loan-loss provisions.

Commercial activity

•	Cash management: we consolidated our leadership in our main countries, particularly in Latin America. We also grew strongly in the US, the result of strengthening our product capacities.

•

Trade & Working Capital Solutions: strong growth in all products, particularly in receivables finance, structured trade and trade funding. Of note was the positive evolution in the US where we secured growth with our local clients and in Latin America.

•

Corporate Finance: Notable participation in the re-IPO of CPFL Energía, the largest operation this year in Brazil, where Santander was the main global coordinator, thereby strengthening our position in the Brazilian market. We maintained our leadership in Spain, Portugal, Mexico and Poland.

•

Debt Capital Markets: Santander continued to be the leader in Latin America and was among the Top 5 in European corporate issuances. Also noteworthy was our increased participation in dollar issues and the focus on activities linked to sustainable finance, making us one of the leading bookrunners of green bonds in Spain and Europe.

•

Syndicated Corporate Loans: Santander continued to play a key role in corporate financing, although the volumes of financing acquisitions were very affected by the lack of M&A activity. In line with our responsible banking strategy, Santander is increasing its range of sustainable finance products via green loans and/or linked to sustainable indices such as that of Merlín, Spain’s largest syndicated real estate loan so far, or Goldwind which launched the first syndicated green loan in Asia.

•

Structured Financing: the Group held its global leadership position in Project Bonds, having issued more globally than any other bank. In structured loans, Santander is the leader by volume in Latin America and the third in Europe.

•

The contribution from markets’ activity remained stable: the positive evolution of markets in the Americas offset the reduced activity in Europe. Good sales performance in Brazil, Chile, and Argentina, as well as management of books in the UK, US, Argentina and Chile.

Results

The first half underlying attributable profit was 10% higher at EUR 889 million, underpinned by the good results of Global Transaction Banking and maintaining operations in Global Markets, which offset the lower activity in Global Debt Finance.

Revenue growth and lower provisions absorbed the higher costs in transformational projects.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	1,313	+2%	2,606	+5%

Expenses	-559	0%	-1,119	+9%

LLPs	-46	+375%	-55	-56%

PBT	693	0%	1,396	+8%

Underlying attrib. profit	434	-3%	889	+10%

Detailed financial information on page 70

January - June 2019         43

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Secondary segments

WEALTH MANAGEMENT & INSURANCE

Highlights (changes in constant euros)

Insurance business was incorporated into this Division during the second quarter, having restated previous periods for comparison purposes.

The first half underlying attributable profit was 10% higher than in the same period of 2018.

Total contribution (net profit + fee income) amounted to EUR 1,227 million, 8% more than in the first half of 2018.

Assets under management amounted to EUR 377,000 million, +3% year-on-year.

Commercial activity

•	We continued to progress in our strategy to make us the best wealth manager in Europe and Latin America:

–

Santander Asset Management (SAM): is developing its own rating methodology in order to make the alignment of all our funds with the market’s ESG criteria transparent. In Spain, we are the leaders with 66% share of ESG mutual funds and in Latin America we continue to develop the offering.

–

In Private Banking: we are developing a global platform. The SPB Desk will provide customer attention and service offering across geographies to our global clients. Our digital tools for clients (Virginia) and bankers (SPiRIT) were recognised for providing the best solutions in Latin America in the Financial Times 2019 Wealth Tech Awards.

–

In Insurance, we are completing our value proposition with the aim to become the leaders in bancassurance in all our markets. Of note is the creation of a joint company with MAPFRE to provide car insurance and specific products for SMEs in Spain, and the alliance with HDI in car business in Brazil.

Business performance

•	Total assets under management at the end of June 2019 amounted to EUR 377 billion (+3% year-on-year), with increases in Private Banking as well as in SAM:

–	In 2019, SAM increased its market share in almost all countries, notably in Spain and Chile.

–	Of note in Private Banking grew in Brazil (+13%) and Chile (+10%). Loans and advances to customers grew 9%.

•	In Insurance, in the first half of 2019, premium volumes grew 10% compared to the same period last year. Of note was the growth in Spain, Mexico and Brazil.

Results

The first half underlying attributable profit was EUR 459 million, 10% more year-on-year:

•	Higher revenue, from growth in net interest income, in line with greater lending, as well as the larger contribution from insurance.

•	Flat operating expenses, due to optimisation measures which offset investments in platforms.

•	Recovery of provisions from reduced doubtful loan positions, mainly in Spain.

When the total fee income generated by this business is added to net profit, the total contribution to the Group was EUR 1,227 million, 8% more year-on-year.

The total fee income generated, including those transferred to the commercial network, represents 30% of the Group’s total and rose 4%.

Underlying income statement

EUR million and % change in constant euros

	Q2’19	/Q1’19	H1’19	/H1’18

Revenue	560	+7%	1,085	+6%

Expenses	-226	-2%	-455	+2%

LLPs	0	—	7	—

PBT	332	+12%	632	+10%

Underlying attrib. profit	241	+11%	459	+10%

Detailed financial information on page 71

44         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Responsible banking

RESPONSIBLE BANKING

In 2018, the responsible banking, sustainability & culture committee (RBSCC) was created to ensure that, wherever we operate, our manage teams are aware of the need to be responsible in all that we do and in the management of the challenges we face. We have identified two challenges: adapt to the new business environment and support inclusive and sustainable growth.

Santander is helping to address today’s main global challenges

•  Our activity and investments help us to address a number of the United Nations’ Sustainable Development Goals, and support the Paris Agreement’s aim to combat climate change and adapt to its effects. We are:

•	Promoting the UNEP FI Principles for Responsible Banking, embedding sustainability across all its business areas and contributing to develop methods to align with the Paris Agreement.

•	Incorporating the UN Global Compact principles into our policies and procedures, fulfilling our fundamental responsibilities in the areas of human rights, labour, environment and anticorruption.

•

Supporting the Task Force for Climate-related Financial Disclosure (TCFD) recommendations, identifying and assessing risk and opportunities developing a forward looking climate strategy and disclosing to stakeholders.

•	Included in various sustainability indices, providing non-financial information to markets, investors and analysts on ESG:

Two key challenges have been identified and we have recently published our commitments regarding these challenges:

Challenge 1: Adapt to the new business environment:

•	Our commitments:

-	Be one of the top 10 companies to work for in at least 6 of the core geographies where we operate by 2021.

-	Have 40% - 60% of women members on our Group Board by 2021; and have at least 30% of women in senior leadership positions by 2025.

-	Achieve gender pay equality by 2025.

Challenge 2: Support inclusive and sustainable growth:

•	Our commitments:

-	Financial empowerment of more than 10 million people from 2019 to 2025.

-	Mobilisation of EUR 120 billion from 2019 to 2025, and EUR 220 bn from 2019 to 2030 in green finance to help tackle climate change.

-	Eliminate unnecessary single use plastic in our branches and corporate buildings by 2021 and by 2025 have 100% of our electricity from renewable sources.

-	Fund 200,000 scholarships, internships and entrepreneurs programmes from 2019 to 2021.

-	Help 4 million people through our community programmes from 2019 to 2021.

January - June 2019         45

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

1.	According to a well-known external source in each country (Great Place to Work, Top Employer, Merco, etc.).
2.	Senior positions represent 1% of total workforce.
3.	Calculation of equal pay gap compares employees of the same job, level and function.
4.

Financially empowered people (mostly unbanked and underbanked), through products and services and social investment initiatives, to get access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.

5.

Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 billion.

6.	In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.
7.

People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank).

8.	People helped through our community investment programmes (excluded Santander Universities and financial education initiatives).

First half 2019 highlights

SCIB financed Acciona’s first ESG loan in the Chilean market in May 2019 for USD 30 million. In Spain, Santander is classified as first in the Spanish ranking of sustainable debt issues according to Dealogic, after participating as a joint bookrunner in Telefónica, Iberdrola, Adif, ICO and the Basque Country government.

Santander Wealth Management & Insurance has a range of ESG mutual funds (Santander Sostenible) that make us the leader with a 66% market share.

46         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Corporate governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions; it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general

Extraordinary General Meeting of Shareholders

An extraordinary general meeting was called on 21 June for 23 July 2019 (second call) in order to submit for shareholders’ approval the capital increases needed to carry out the offer to acquire all the share capital of Banco Santander México, S.A., Institución de Banca Multiple, Grupo Financiero Santander México, which are not owned by Grupo Santander, as announced on 12 April 2019.

In order to facilitate the informed participation of shareholders at this meeting, all the proposed agreements, relevant administrator reports and the necessary legal documentation were published on the Group’s website (www.santander.com) when the meeting was called. The contents of our website are not incorporated into this report.

Changes in the board in the second quarter

As of 1 May 2019, Mr. Rodrigo Echenique Gordillo no longer exercises his executive functions in the Group and ceases to be a deputy chairman of the board and a member of its executive committee. As such, he becomes a non-executive director (neither proprietary nor independent).

On 19 June 2019, authorisation was received from the European Central Bank to appoint Mr. Henrique de Castro as a director of the Bank, who will join the Board on 17 July 2019.

Changes to the composition of the board’s committees in the second quarter

As of 1 May 2019, Mr. Rodrigo Echenique Gordillo is a member of the appointments committee.

On 23 July 2019, Mr. Henrique de Castro will join the innovation and technology committee.

Changes to the Group’s senior management in the second quarter

Ms. Mónica López-Monis Gallego was appointed on 7 May 2019 the new head of supervisory and regulatory relations.

SIGNIFICANT EVENTS SINCE QUARTER END

From 1 July 2019 until the approval date of the interim financial statements for the six-month period ended 30 June 2019, no significant events other than those indicated in the interim financial statements have occurred.

January - June 2019         47

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Santander share

SANTANDER SHARE

 Shareholder remuneration

The fourth dividend of EUR 0.065 per share charged to 2018’s earnings was paid in cash in May 2019.

This brought the total shareholder remuneration for 2018 to EUR 0.23 per share, 4.5% more than in 2017.

This remuneration represents a return on the average share price in 2019 of 5.5%.

In order to align us with the current practices of our peers in Europe, the board’s target is to maintain in the medium term a pay-out ratio of 40%-50%, up from the previous 30%-40% target, and, as announced at the 2018 annual general meeting, make two payments charged to 2019’s earnings. The board expects to announce the interim 2019 dividend after its meeting in September 2019.

 Share price performance

The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the UK as a CDI and in the US as an ADR.

In Spain, the main market where the Bank is listed, the share price ended June 2019 at EUR 4.081, 2.7% higher than at the end of 2018. This performance was below that of the Ibex 35 benchmark Spanish index, which rose 7.7%, and that of the DJ Stoxx 50 and MSCI World Banks (+15.2% and +9.5%, respectively), but above DJ Stoxx Banks, the main European banking index (+0.9%).

In terms of total return, the Santander share increased 5.8% in the first half, better than the DJ Stoxx Banks (+5.0%).

48         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Santander share

SANTANDER SHARE

Market capitalisation and trading

By 28 June 2019, Santander was the largest bank in the Eurozone by market capitalisation and the 19th in the world among financial entities (EUR 66,253 million).

The share’s weighting in the DJ Stoxx 50 at the end of June 2019 was 1.8%, 8.1% in the DJ Stoxx Banks and 13.9% in the Ibex 35.

A total of 10,262 million Santander shares were traded in the first half for an effective value of EUR 43,668 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 63%).

The daily trading volume was 82 million shares with an effective value of EUR 349 million.

The Santander share
June 2019

Shares and trading data
Shares (number)	16,236,573,942
Average daily turnover (number of shares)	82,094,277
Share liquidity (%)	63
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.95
P/E ratio (X)	11.29
Free float (%)	99.98

Shareholder base

The total number of Santander shareholders on 30 June 2019 was 4,054,208 of which 3,809,676 were European (77.1% of the capital stock) and 228,225 from the Americas (21.9%).

Excluding the board, which holds 1.1% of the Bank’s capital stock, retail shareholders account for 39.5% and institutional shareholders 59.4%.

January - June 2019         49

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

50         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Group financial information

Net fee income. Consolidated
EUR million
	Q2’19	Q1’19	Chg. %	H1’19	H1’18	Chg. %
Fees from services	1,734	1,779	(2.5)	3,513	3,603	(2.5)
Wealth management and marketing of customer funds	962	936	2.8	1,898	1,840	3.2
Securities and custody	236	216	9.3	452	446	1.3
Net fee income	2,932	2,931	0.0	5,863	5,889	(0.4)

Operating expenses. Consolidated
EUR million
	Q2’19	Q1’19	Chg. %	H1’19	H1’18	Chg. %
Staff costs	3,074	3,006	2.3	6,080	5,960	2.0
Other general administrative expenses	2,025	2,005	1.0	4,030	4,305	(6.4)
Information technology	562	551	2.0	1,113	763	46.0
Communications	132	132	—	264	262	0.9
Advertising	168	157	7.0	325	310	4.8
Buildings and premises	218	211	3.3	429	927	(53.7)
Printed and office material	31	32	(3.1)	63	62	2.3
Taxes (other than tax on profits)	138	126	9.5	264	287	(7.9)
Other expenses	776	796	(2.5)	1,572	1,695	(7.3)
Administrative expenses	5,099	5,011	1.8	10,110	10,265	(1.5)
Depreciation and amortisation	730	747	(2.3)	1,477	1,217	21.4
Operating expenses	5,829	5,758	1.2	11,587	11,482	0.9

(1) In H1’19, impact of the IFRS 16 application.

Operating means. Consolidated

	Employees			Branches
	Jun-19	Jun-18	Var.	Jun-19	Jun-18	Var.
Europe	91,488	92,521	(1,033)	6,427	6,912	(485)
Spain	30,682	31,393	(711)	4,247	4,468	(221)
Santander Consumer Finance	14,494	15,083	(589)	424	442	(18)
United Kingdom	25,761	25,829	(68)	659	779	(120)
Portugal	6,736	6,940	(204)	553	672	(119)
Poland	11,488	11,494	(6)	532	540	(8)
Other	2,327	1,782	545	12	11	1
North America	36,917	36,270	647	2,062	2,072	(10)
US	17,381	17,191	190	646	670	(24)
Mexico	19,536	19,079	457	1,416	1,402	14
South America	71,158	69,997	1,161	4,591	4,497	94
Brazil	48,118	46,672	1,446	3,643	3,490	153
Chile	11,797	12,023	(226)	380	420	(40)
Argentina	9,183	9,222	(39)	469	482	(13)
Other	2,060	2,080	(20)	99	105	(6)
Santander Global Platform	597	427	170	1	1	—
Corporate Centre	1,644	1,746	(102)
Total Group	201,804	200,961	843	13,081	13,482	(401)

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	Q2’19	Q1’19	Chg. %	H1’19	H1’18	Chg. %
Net loan-loss provisions	2,141	2,172	(1.4)	4,313	4,297	0.4
Non-performing loans	2,637	2,515	4.9	5,152	5,112	0.8
Country-risk	(2)	1	—	(1)	9	—
Recovery of written-off assets	(494)	(344)	43.6	(838)	(823)	1.8
Other impairment	(19)	74	(125.7)	55	55	(134.8)
Total	2,122	2,246	(5.5)	4,368	4,352	(51.2)

January - June 2019         51

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-19	Jun-18	Absolute	%	Dec-18
Commercial bills	34,275	30,301	3,974	13.1	33,301
Secured loans	495,091	475,428	19,663	4.1	478,068
Other term loans	270,244	261,538	8,706	3.3	265,696
Finance leases	34,534	29,804	4,730	15.9	30,758
Receivable on demand	8,689	9,936	(1,247)	(12.6)	8,794
Credit cards receivable	23,031	20,728	2,303	11.1	23,083
Impaired assets	33,045	35,150	(2,105)	(6.0)	34,218
Gross loans and advances to customers (excl. reverse repos)	898,909	862,885	36,024	4.2	873,918
Reverse repos	32,049	23,523	8,526	36.2	32,310
Gross loans and advances to customers	930,958	886,408	44,550	5.0	906,228
Loan-loss allowances	22,723	24,316	(1,593)	(6.6)	23,307
Loans and advances to customers	908,235	862,092	46,143	5.4	882,921

Total funds. Consolidated
EUR million
			Change
	Jun-19	Jun-18	Absolute	%	Dec-18
Demand deposits	573,079	535,084	37,995	7.1	548,711
Time deposits	206,431	196,154	10,277	5.2	199,025
Mutual funds	174,294	163,790	10,504	6.4	157,888
Customer funds	953,804	895,028	58,776	6.6	905,624
Pension funds	15,602	15,900	(298)	(1.9)	15,393
Managed portfolios	28,122	27,248	874	3.2	26,785
Repos	35,241	43,187	(7,946)	(18.4)	32,760
Total funds	1,032,769	981,363	51,406	5.2	980,562

Eligible capital (fully loaded)
EUR million
			Change
	Jun-19*	Jun-18	Absolute	%	Dec-18
Capital stock and reserves	117,699	116,371	1,327	1.1	114,147
Attributable profit	3,231	3,752	(521)	(13.9)	7,810
Dividends	(1,615)	(1,635)	19	(1.2)	(3,292)
Other retained earnings	(22,937)	(25,341)	2,404	(9.5)	(23,606)
Minority interests	6,893	6,567	325	5.0	6,981
Goodwill and intangible assets	(28,810)	(28,726)	(84)	0.3	(28,644)
Other deductions	(6,054)	(6,741)	687	(10.2)	(6,492)
Core CET1	68,406	64,248	4,158	6.5	66,904
Preferred shares and other eligible T1	8,690	8,824	(134)	(1.5)	8,934
Tier 1	77,096	73,072	4,024	5.5	75,838
Generic funds and eligible T2 instruments	12,544	11,646	897	7.7	11,669
Eligible capital	89,640	84,718	4,921	5.8	87,506
Risk-weighted assets	605,470	594,754	10,716	1.8	592,319

CET1 capital ratio	11.30	10.80	0.50		11.30
T1 capital ratio	12.73	12.29	0.44		12.80
Total capital ratio	14.80	14.24	0.56		14.77

(*) Applying a 50% pay-out in the calculation of the capital ratios.

52         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

EUROPE
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	3,580	0.5	0.5	7,141	1.9	1.8
Net fee income	1,304	(1.7)	(1.8)	2,630	(4.5)	(4.6)
Gains (losses) on financial transactions (1)	146	(21.1)	(21.3)	332	(31.1)	(31.3)
Other operating income	158	4.1	4.2	310	11.5	11.3
Total income	5,188	(0.7)	(0.7)	10,413	(1.1)	(1.1)
Administrative expenses and amortisations	(2,789)	(0.5)	(0.5)	(5,591)	(1.3)	(1.5)
Net operating income	2,399	(1.0)	(1.0)	4,822	(0.7)	(0.7)
Net loan-loss provisions	(387)	(15.3)	(15.4)	(844)	(1.8)	(1.7)
Other gains (losses) and provisions	(231)	17.0	17.0	(429)	10.5	10.5
Profit before tax	1,781	0.7	0.7	3,549	(1.7)	(1.7)
Tax on profit	(475)	(3.5)	(3.5)	(967)	(0.9)	(0.9)
Profit from continuing operations	1,306	2.3	2.3	2,583	(2.0)	(2.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,306	2.3	2.3	2,583	(2.0)	(2.0)
Non-controlling interests	(116)	2.1	1.9	(229)	7.4	8.0
Underlying attributable profit to the parent	1,191	2.4	2.4	2,354	(2.8)	(2.8)

Balance sheet
Loans and advances to customers	650,061	(0.9)	0.9	650,061	2.4	2.8
Cash, central banks and credit institutions	200,873	10.6	12.5	200,873	13.2	13.7
Debt instruments	113,844	(1.8)	(0.4)	113,844	(2.7)	(2.5)
Other financial assets	51,503	(5.4)	(2.6)	51,503	(11.3)	(10.7)
Other asset accounts	42,961	(4.1)	(3.1)	42,961	(8.1)	(8.0)
Total assets	1,059,243	0.6	2.4	1,059,243	2.4	2.8
Customer deposits	589,590	0.4	2.0	589,590	3.3	3.6
Central banks and credit institutions	204,741	1.4	3.3	204,741	0.1	0.4
Marketable debt securities	129,654	0.4	2.7	129,654	4.9	5.6
Other financial liabilities	63,161	4.8	7.3	63,161	3.4	4.4
Other liabilities accounts	17,466	(5.2)	(4.2)	17,466	(15.1)	(15.0)
Total liabilities	1,004,613	0.7	2.6	1,004,613	2.4	2.9
Total equity	54,629	(1.8)	(0.5)	54,629	2.1	2.2

Memorandum items:
Gross loans and advances to customers (2)	638,237	(0.2)	1.5	638,237	2.0	2.3
Customer funds	658,498	0.9	2.3	658,498	4.7	5.0
Customer deposits (3)	573,618	0.7	2.2	573,618	5.1	5.4
Mutual funds	84,880	2.6	3.0	84,880	2.6	2.6

Ratios (%) and operating means
Underlying RoTE	9.80	0.19		9.72	(0.76)
Efficiency ratio	53.7	0.1		53.7	(0.2)
NPL ratio	3.48	(0.13)		3.48	(0.49)
NPL coverage	49.9	0.4		49.9	(3.0)
Number of employees	91,488	(1.7)		91,488	(1.1)
Number of branches	6,427	(4.0)		6,427	(7.0)
(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         53

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Spain
EUR million
		/ Q1’19		s/ H1’18
Underlying income statement	Q2’19%		H1’19%
Net interest income	1,009	(0.0)	2,018	1.1
Net fee income	624	0.1	1,247	(6.9)
Gains (losses) on financial transactions (1)	214	79.1	333	22.8
Other operating income	2	(97.6)	107	(23.0)
Total income	1,849	(0.4)	3,706	(1.1)
Administrative expenses and amortisations	(1,020)	(0.5)	(2,044)	(7.3)
Net operating income	829	(0.3)	1,661	7.9
Net loan-loss provisions	(228)	(6.0)	(470)	7.7
Other gains (losses) and provisions	(143)	28.1	(255)	9.7
Profit before tax	458	(4.1)	936	7.4
Tax on profit	(120)	(0.9)	(242)	15.4
Profit from continuing operations	338	(5.2)	694	4.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	338	(5.2)	694	4.9
Non-controlling interests	0	110.6	0	—
Underlying attributable profit to the parent	338	(5.1)	694	5.0

Balance sheet
Loans and advances to customers	194,417	0.1	194,417	(3.9)
Cash, central banks and credit institutions	87,193	8.3	87,193	14.7
Debt instruments	39,289	(6.3)	39,289	(24.2)
Other financial assets	1,469	(23.7)	1,469	(53.6)
Other asset accounts	22,464	(9.1)	22,464	(14.8)
Total assets	344,831	0.4	344,831	(4.1)
Customer deposits	252,057	3.9	252,057	5.8
Central banks and credit institutions	38,002	(18.6)	38,002	(41.5)
Marketable debt securities	24,841	6.2	24,841	2.7
Other financial liabilities	8,842	10.2	8,842	19.2
Other liabilities accounts	6,090	(18.7)	6,090	(38.7)
Total liabilities	329,833	0.5	329,833	(4.3)
Total equity	14,999	(1.5)	14,999	0.3

Memorandum items:
Gross loans and advances to customers (2)	201,058	(0.1)	201,058	(4.5)
Customer funds	317,169	3.4	317,169	4.8
Customer deposits (3)	251,170	3.8	251,170	5.7
Mutual funds	65,999	1.7	65,999	1.6

Ratios (%) and operating means
Underlying RoTE	8.99	(0.62)	9.31	0.66
Efficiency ratio	55.2	(0.0)	55.2	(3.7)
NPL ratio	7.02	(0.27)	7.02	(0.60)
NPL coverage	42.9	(0.4)	42.9	(4.6)
Number of employees	30,682	(2.1)	30,682	(2.3)
Number of branches	4,247	(2.7)	4,247	(4.9)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

54         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Santander Consumer Finance
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	971	3.1	3.0	1,911	3.7	4.1
Net fee income	201	(6.1)	(6.1)	415	2.9	3.0
Gains (losses) on financial transactions (1)	(1)	—	—	1	(95.1)	(95.1)
Other operating income	(17)	—	—	(6)	—	—
Total income	1,154	(1.2)	(1.3)	2,321	2.4	2.8
Administrative expenses and amortisations	(527)	3.6	3.5	(1,035)	1.7	2.0
Net operating income	627	(4.9)	(4.9)	1,286	3.0	3.4
Net loan-loss provisions	(59)	(51.3)	(51.4)	(181)	(4.3)	(4.3)
Other gains (losses) and provisions	(12)	—	—	12	(68.4)	(68.5)
Profit before tax	556	(1.0)	(1.1)	1,117	1.9	2.3
Tax on profit	(155)	(2.7)	(2.7)	(314)	5.5	5.9
Profit from continuing operations	401	(0.3)	(0.4)	803	0.6	1.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	401	(0.3)	(0.4)	803	0.6	1.0
Non-controlling interests	(67)	(14.0)	(14.0)	(145)	10.6	10.8
Underlying attributable profit to the parent	334	3.0	2.9	658	(1.4)	(1.0)

Balance sheet
Loans and advances to customers	98,395	2.7	2.7	98,395	7.1	7.3
Cash, central banks and credit institutions	6,799	7.9	8.0	6,799	30.8	31.3
Debt instruments	3,288	(4.5)	(4.6)	3,288	2.0	1.8
Other financial assets	38	14.2	14.3	38	78.1	78.6
Other asset accounts	4,102	10.0	10.1	4,102	14.6	14.7
Total assets	112,622	3.1	3.1	112,622	8.4	8.6
Customer deposits	37,896	2.7	2.7	37,896	3.1	3.2
Central banks and credit institutions	25,104	1.4	1.4	25,104	(0.3)	(0.2)
Marketable debt securities	33,946	5.8	5.9	33,946	24.2	24.4
Other financial liabilities	1,395	16.8	16.8	1,395	40.3	40.0
Other liabilities accounts	3,905	4.0	4.0	3,905	5.9	6.0
Total liabilities	102,247	3.6	3.6	102,247	8.8	8.9
Total equity	10,375	(2.1)	(2.2)	10,375	4.8	4.9

Memorandum items:
Gross loans and advances to customers (2)	100,752	2.7	2.7	100,752	6.8	7.0
Customer funds	37,896	2.8	2.8	37,896	3.2	3.3
Customer deposits (3)	37,896	2.8	2.8	37,896	3.2	3.3
Mutual funds	—	—	—	—	(100.0)	(100.0)

Ratios (%) and operating means
Underlying RoTE	15.83	0.98		15.36	(1.64)
Efficiency ratio	45.6	2.1		44.6	(0.3)
NPL ratio	2.24	(0.09)		2.24	(0.20)
NPL coverage	105.9	0.6		105.9	(1.8)
Number of employees	14,494	(2.0)		14,494	(3.9)
Number of branches	424	(2.1)		424	(4.1)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         55

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

United Kingdom
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	944	(3.2)	(2.9)	1,919	(6.5)	(7.2)
Net fee income	207	(4.3)	(4.0)	423	(7.7)	(8.4)
Gains (losses) on financial transactions (1)	20	—	—	20	(66.3)	(66.6)
Other operating income	12	(16.4)	(16.2)	26	36.7	35.7
Total income	1,183	(1.9)	(1.7)	2,388	(7.8)	(8.4)
Administrative expenses and amortisations	(703)	(4.8)	(4.5)	(1,442)	0.1	(0.6)
Net operating income	479	2.6	2.8	946	(17.7)	(18.3)
Net loan-loss provisions	(19)	(67.9)	(67.7)	(80)	(21.7)	(22.3)
Other gains (losses) and provisions	(25)	(50.2)	(50.0)	(75)	(27.4)	(27.9)
Profit before tax	435	21.9	22.2	792	(16.2)	(16.8)
Tax on profit	(102)	5.2	5.5	(199)	(25.2)	(25.8)
Profit from continuing operations	333	28.2	28.4	593	(12.6)	(13.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	333	28.2	28.4	593	(12.6)	(13.3)
Non-controlling interests	(5)	2.5	2.7	(11)	(20.6)	(21.2)
Underlying attributable profit to the parent	327	28.7	29.0	582	(12.5)	(13.1)

Balance sheet
Loans and advances to customers	251,543	(4.6)	(0.3)	251,543	1.0	2.2
Cash, central banks and credit institutions	40,536	7.3	12.1	40,536	(23.8)	(22.9)
Debt instruments	23,609	(0.4)	4.0	23,609	(10.8)	(9.7)
Other financial assets	1,092	44.9	51.3	1,092	(84.7)	(84.6)
Other asset accounts	10,328	0.7	5.1	10,328	1.7	2.9
Total assets	327,109	(2.7)	1.7	327,109	(5.5)	(4.3)
Customer deposits	211,025	(2.7)	1.7	211,025	(3.6)	(2.5)
Central banks and credit institutions	24,521	(2.9)	1.5	24,521	2.0	3.2
Marketable debt securities	65,236	(3.4)	0.9	65,236	(2.0)	(0.8)
Other financial liabilities	4,875	10.3	15.2	4,875	(68.7)	(68.4)
Other liabilities accounts	4,470	(2.2)	2.1	4,470	4.4	5.7
Total liabilities	310,128	(2.7)	1.7	310,128	(5.9)	(4.8)
Total equity	16,981	(2.6)	1.8	16,981	2.7	4.0

Memorandum items:
Gross loans and advances to customers (2)	232,150	(3.4)	0.9	232,150	(0.9)	0.3
Customer funds	205,064	(2.3)	2.1	205,064	0.5	1.7
Customer deposits (3)	196,925	(2.3)	2.1	196,925	0.6	1.8
Mutual funds	8,139	(1.7)	2.7	8,139	(3.0)	(1.9)

Ratios (%) and operating means
Underlying RoTE	8.68	1.76		7.81	(2.12)
Efficiency ratio	59.5	(1.8)		60.4	4.8
NPL ratio	1.13	(0.04)		1.13	—
NPL coverage	31.9	1.0		31.9	(1.9)
Number of employees	25,761	1.1		25,761	(0.3)
Number of branches	659	(12.6)		659	(15.4)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

56         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Portugal
EUR million
		/ Q1’19		s/ H1’18
Underlying income statement	Q2’19%		H1’19%
Net interest income	213	(1.2)	429	(1.4)
Net fee income	99	0.8	197	4.1
Gains (losses) on financial transactions (1)	42	(15.4)	91	58.6
Other operating income	0	—	(6)	—
Total income	354	(0.9)	712	3.5
Administrative expenses and amortisations	(154)	(1.9)	(312)	(3.8)
Net operating income	200	(0.1)	400	10.0
Net loan-loss provisions	(1)	—	12	—
Other gains (losses) and provisions	(13)	(34.9)	(33)	6.1
Profit before tax	186	(3.9)	379	16.9
Tax on profit	(60)	3.4	(118)	25.9
Profit from continuing operations	126	(7.0)	261	13.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	126	(7.0)	261	13.3
Non-controlling interests	(1)	17.2	(1)	(24.6)
Underlying attributable profit to the parent	125	(7.1)	260	13.5

Balance sheet
Loans and advances to customers	35,734	0.9	35,734	0.5
Cash, central banks and credit institutions	4,025	(4.0)	4,025	(7.7)
Debt instruments	13,238	0.3	13,238	12.2
Other financial assets	1,809	(1.7)	1,809	(6.5)
Other asset accounts	1,941	(1.6)	1,941	(20.9)
Total assets	56,747	0.2	56,747	1.1
Customer deposits	38,975	1.9	38,975	5.1
Central banks and credit institutions	8,064	(1.1)	8,064	(10.8)
Marketable debt securities	3,426	(19.0)	3,426	(20.9)
Other financial liabilities	326	14.1	326	24.2
Other liabilities accounts	1,701	20.0	1,701	14.3
Total liabilities	52,491	0.3	52,491	0.6
Total equity	4,256	(0.7)	4,256	8.4

Memorandum items:
Gross loans and advances to customers (2)	36,691	0.6	36,691	(1.0)
Customer funds	41,784	3.8	41,784	6.6
Customer deposits (3)	38,975	1.9	38,975	5.1
Mutual funds	2,809	40.5	2,809	32.0

Ratios (%) and operating means
Underlying RoTE	11.96	(1.09)	12.54	0.98
Efficiency ratio	43.6	(0.4)	43.8	(3.3)
NPL ratio	5.00	(0.77)	5.00	(2.55)
NPL coverage	52.9	2.2	52.9	0.2
Number of employees	6,736	0.0	6,736	(2.9)
Number of branches	553	(1.4)	553	(17.7)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         57

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Poland
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	284	1.0	0.6	565	16.0	18.0
Net fee income	117	2.7	2.3	230	1.5	3.2
Gains (losses) on financial transactions (1)	21	12.1	11.6	39	102.7	106.2
Other operating income	18	—	—	(18)	756.6	771.2
Total income	440	16.6	16.1	817	11.7	13.6
Administrative expenses and amortisations	(176)	1.8	1.3	(349)	10.2	12.0
Net operating income	263	29.2	28.7	467	12.9	14.8
Net loan-loss provisions	(64)	47.1	46.5	(107)	23.0	25.1
Other gains (losses) and provisions	(34)	1.4	0.9	(68)	42.7	45.1
Profit before tax	166	30.6	30.0	293	4.7	6.5
Tax on profit	(36)	(3.8)	(4.3)	(73)	23.3	25.4
Profit from continuing operations	130	44.9	44.4	219	(0.4)	1.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	130	44.9	44.4	219	(0.4)	1.3
Non-controlling interests	(41)	46.2	45.7	(69)	6.2	8.0
Underlying attributable profit to the parent	89	44.3	43.8	150	(3.1)	(1.5)

Balance sheet
Loans and advances to customers	29,345	3.3	2.0	29,345	29.9	26.3
Cash, central banks and credit institutions	2,987	11.8	10.5	2,987	84.7	79.5
Debt instruments	10,367	(8.0)	(9.0)	10,367	23.4	19.9
Other financial assets	565	3.9	2.7	565	0.9	(1.9)
Other asset accounts	1,326	1.3	0.1	1,326	29.6	26.0
Total assets	44,591	0.9	(0.3)	44,591	30.4	26.7
Customer deposits	32,758	1.0	(0.2)	32,758	27.6	24.0
Central banks and credit institutions	3,243	(3.2)	(4.3)	3,243	89.7	84.3
Marketable debt securities	2,091	16.6	15.2	2,091	107.0	101.2
Other financial liabilities	814	8.6	7.3	814	90.3	84.9
Other liabilities accounts	894	9.1	7.8	894	16.6	13.3
Total liabilities	39,800	1.7	0.5	39,800	34.5	30.7
Total equity	4,791	(5.3)	(6.4)	4,791	4.0	1.1

Memorandum items:
Gross loans and advances to customers (2)	30,278	3.3	2.0	30,278	29.5	25.8
Customer funds	36,060	2.5	1.3	36,060	25.4	21.9
Customer deposits (3)	31,867	2.4	1.2	31,867	27.5	23.9
Mutual funds	4,193	3.1	1.8	4,193	11.6	8.4

Ratios (%) and operating means
Underlying RoTE	11.44	3.68		9.61	(1.32)
Efficiency ratio	40.1	(5.8)		42.8	(0.6)
NPL ratio	4.21	(0.18)		4.21	(0.37)
NPL coverage	69.7	2.1		69.7	(2.4)
Number of employees	11,488	(8.5)		11,488	(0.1)
Number of branches	532	(6.8)		532	(1.5)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

58         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix

Other Europe
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% w/o FX	H1’19%		% w/o FX
Net interest income	159	14.4	14.3	299	50.8	49.0
Net fee income	56	(8.6)	(8.9)	118	(13.7)	(15.4)
Gains (losses) on financial transactions (1)	(149)	—	—	(153)	—	—
Other operating income	142	122.8	122.7	205	79.0	78.4
Total income	209	(20.1)	(20.3)	469	(6.8)	(8.2)
Administrative expenses and amortisations	(208)	4.2	4.0	(408)	12.8	11.1
Net operating income	0	(99.2)	(99.3)	62	(56.7)	(57.3)
Net loan-loss provisions	(16)	612.4	612.5	(18)	(50.5)	(50.7)
Other gains (losses) and provisions	(4)	(37.5)	(37.5)	(11)	(5.1)	(8.3)
Profit before tax	(19)	—	—	33	(65.1)	(65.6)
Tax on profit	(2)	(91.9)	(91.9)	(20)	(58.1)	(58.5)
Profit from continuing operations	(21)	—	—	13	(72.5)	(73.1)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(21)	—	—	13	(72.5)	(73.1)
Non-controlling interests	(1)	12.7	11.9	(3)	141.0	127.1
Underlying attributable profit to the parent	(22)	—	—	10	(78.1)	(78.5)

Balance sheet
Loans and advances to customers	40,627	5.6	7.5	40,627	21.5	21.8
Cash, central banks and credit institutions	59,334	18.2	21.9	59,334	60.0	60.8
Debt instruments	24,053	7.3	11.1	24,053	57.5	59.0
Other financial assets	46,529	(5.7)	(2.7)	46,529	2.9	3.7
Other asset accounts	2,801	(0.2)	0.6	2,801	(12.1)	(13.0)
Total assets	173,344	6.2	9.2	173,344	29.1	29.9
Customer deposits	16,880	(17.1)	(15.3)	16,880	19.5	19.9
Central banks and credit institutions	105,808	12.8	16.3	105,808	33.0	33.5
Marketable debt securities	114	11.0	11.9	114	(16.2)	(17.9)
Other financial liabilities	46,909	2.9	5.8	46,909	29.0	30.4
Other liabilities accounts	405	8.1	9.9	405	(3.0)	(3.0)
Total liabilities	170,116	6.2	9.2	170,116	30.2	31.0
Total equity	3,228	6.5	8.1	3,228	(10.5)	(11.1)

Memorandum items:
Gross loans and advances to customers (2)	37,309	10.2	11.8	37,309	40.3	40.3
Customer funds	20,525	(12.7)	(11.2)	20,525	18.2	18.5
Customer deposits (3)	16,785	(16.3)	(14.5)	16,785	20.8	21.2
Mutual funds	3,739	7.8	7.8	3,739	7.8	7.8

Resources
Number of employees	2,327	7.3		2,327	30.6

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         59

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

NORTH AMERICA
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	2,230	2.6	1.4	4,403	15.8	8.3
Net fee income	463	5.5	4.3	901	11.4	4.2
Gains (losses) on financial transactions (1)	50	312.8	310.4	62	(44.4)	(47.9)
Other operating income	176	35.5	34.4	306	36.9	27.7
Total income	2,918	6.0	4.8	5,672	14.7	7.2
Administrative expenses and amortisations	(1,214)	3.5	2.3	(2,386)	9.4	2.3
Net operating income	1,705	7.8	6.6	3,286	18.8	11.1
Net loan-loss provisions	(793)	(1.4)	(2.5)	(1,597)	13.0	5.7
Other gains (losses) and provisions	(31)	(51.5)	(52.3)	(95)	7.8	0.8
Profit before tax	881	23.5	22.1	1,594	26.0	17.9
Tax on profit	(217)	15.7	14.4	(405)	21.4	13.5
Profit from continuing operations	664	26.2	24.8	1,189	27.6	19.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	664	26.2	24.8	1,189	27.6	19.4
Non-controlling interests	(161)	15.4	14.0	(300)	24.1	16.1
Underlying attributable profit to the parent	503	30.1	28.7	889	28.8	20.6

Balance sheet
Loans and advances to customers	126,478	1.7	2.8	126,478	20.9	17.3
Cash, central banks and credit institutions	25,352	(22.5)	(21.8)	25,352	1.5	(2.1)
Debt instruments	26,739	8.8	9.9	26,739	0.3	(3.2)
Other financial assets	9,483	12.0	13.0	9,483	(9.6)	(13.0)
Other asset accounts	21,451	6.1	7.4	21,451	33.5	29.8
Total assets	209,503	(0.4)	0.7	209,503	14.6	11.0
Customer deposits	98,362	(2.2)	(1.1)	98,362	12.7	9.0
Central banks and credit institutions	28,072	20.1	21.3	28,072	28.8	24.6
Marketable debt securities	41,825	(10.4)	(9.3)	41,825	21.4	18.0
Other financial liabilities	11,912	9.2	10.1	11,912	(0.5)	(4.4)
Other liabilities accounts	5,884	4.5	5.6	5,884	1.5	(1.8)
Total liabilities	186,055	(0.6)	0.5	186,055	15.3	11.6
Total equity	23,447	0.9	2.0	23,447	9.1	5.9

Memorandum items:
Gross loans and advances to customers (2)	122,869	1.9	3.0	122,869	13.0	9.6
Customer funds	111,544	1.8	2.8	111,544	10.2	6.6
Customer deposits (3)	90,533	1.4	2.5	90,533	10.1	6.6
Mutual funds	21,011	3.5	4.4	21,011	10.4	6.4

Ratios (%) and operating means
Underlying RoTE	10.56	2.11		9.54	1.28
Efficiency ratio	41.6	(1.0)		42.1	(2.0)
NPL ratio	2.29	(0.04)		2.29	(0.53)
NPL coverage	150.3	(3.1)		150.3	3.8
Number of employees	36,917	(0.6)		36,917	1.8
Number of branches	2,062	(0.4)		2,062	(0.5)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

60         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

United States
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	1,453	3.3	2.2	2,860	14.3	6.8
Net fee income	244	4.4	3.3	479	10.4	3.1
Gains (losses) on financial transactions (1)	23	46.8	45.5	39	(0.0)	(6.7)
Other operating income	199	26.3	25.1	357	30.3	21.7
Total income	1,920	5.8	4.7	3,734	15.0	7.4
Administrative expenses and amortisations	(805)	3.8	2.7	(1,581)	7.2	0.1
Net operating income	1,115	7.3	6.2	2,154	21.5	13.4
Net loan-loss provisions	(568)	(7.1)	(8.1)	(1,178)	15.0	7.4
Other gains (losses) and provisions	(26)	(55.3)	(56.1)	(84)	15.7	8.0
Profit before tax	521	40.8	39.6	891	31.9	23.1
Tax on profit	(138)	24.9	23.7	(248)	21.1	13.1
Profit from continuing operations	383	47.7	46.3	643	36.5	27.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	383	47.7	46.3	643	36.5	27.5
Non-controlling interests	(99)	27.2	26.0	(178)	29.6	21.0
Underlying attributable profit to the parent	284	56.4	55.1	465	39.4	30.2

Balance sheet
Loans and advances to customers	93,133	2.0	3.3	93,133	22.2	19.3
Cash, central banks and credit institutions	13,790	(23.7)	(22.7)	13,790	18.3	15.4
Debt instruments	13,849	3.1	4.4	13,849	(3.5)	(5.8)
Other financial assets	3,913	10.3	11.8	3,913	(9.3)	(11.5)
Other asset accounts	17,888	5.5	6.9	17,888	34.4	31.2
Total assets	142,572	(0.5)	0.8	142,572	19.0	16.2
Customer deposits	64,373	(0.7)	0.5	64,373	19.2	16.4
Central banks and credit institutions	17,495	34.1	35.8	17,495	31.0	27.9
Marketable debt securities	35,261	(13.6)	(12.5)	35,261	23.6	20.7
Other financial liabilities	4,277	17.4	18.9	4,277	8.1	5.5
Other liabilities accounts	3,722	0.9	2.2	3,722	2.5	0.1
Total liabilities	125,129	(0.7)	0.5	125,129	20.9	18.1
Total equity	17,443	1.1	2.4	17,443	6.7	4.1

Memorandum items:
Gross loans and advances to customers (2)	89,636	2.1	3.5	89,636	12.7	10.0
Customer funds	69,967	2.9	4.3	69,967	12.5	9.8
Customer deposits (3)	60,470	2.7	4.0	60,470	12.5	9.8
Mutual funds	9,497	4.4	5.8	9,497	12.6	9.9

Ratios (%) and operating means
Underlying RoTE	7.65	2.58		6.38	1.27
Efficiency ratio	41.9	(0.8)		42.3	(3.1)
NPL ratio	2.32	(0.09)		2.32	(0.59)
NPL coverage	158.4	(2.6)		158.4	1.5
Number of employees	17,381	0.6		17,381	1.1
Number of branches	646	(2.0)		646	(3.6)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         61

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Mexico
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	777	1.4	(0.1)	1,543	18.6	11.2
Net fee income	218	6.9	5.4	423	12.5	5.6
Gains (losses) on financial transactions (1)	27	—	—	23	(68.4)	(70.4)
Other operating income	(23)	(17.2)	(18.5)	(51)	1.1	(5.1)
Total income	999	6.4	4.9	1,938	14.0	7.0
Administrative expenses and amortisations	(409)	3.0	1.5	(806)	14.1	7.1
Net operating income	590	8.8	7.3	1,132	14.0	6.9
Net loan-loss provisions	(225)	16.7	15.2	(419)	7.7	1.1
Other gains (losses) and provisions	(5)	(11.2)	(12.6)	(10)	(30.3)	(34.6)
Profit before tax	360	4.7	3.3	703	19.2	11.9
Tax on profit	(79)	2.7	1.2	(156)	21.7	14.2
Profit from continuing operations	280	5.3	3.9	547	18.5	11.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	280	5.3	3.9	547	18.5	11.2
Non-controlling interests	(61)	0.2	(1.3)	(122)	17.0	9.8
Underlying attributable profit to the parent	219	6.9	5.4	424	19.0	11.6

Balance sheet
Loans and advances to customers	33,345	0.9	1.5	33,345	17.3	11.8
Cash, central banks and credit institutions	11,563	(21.1)	(20.6)	11,563	(13.2)	(17.2)
Debt instruments	12,890	15.7	16.4	12,890	4.7	(0.2)
Other financial assets	5,570	13.3	13.9	5,570	(9.8)	(14.0)
Other asset accounts	3,563	9.1	9.7	3,563	29.0	23.0
Total assets	66,930	(0.2)	0.4	66,930	6.2	1.3
Customer deposits	33,989	(4.8)	(4.2)	33,989	2.0	(2.7)
Central banks and credit institutions	10,576	2.4	3.0	10,576	25.4	19.6
Marketable debt securities	6,565	12.5	13.2	6,565	10.7	5.5
Other financial liabilities	7,635	5.1	5.7	7,635	(4.7)	(9.2)
Other liabilities accounts	2,161	11.3	12.0	2,161	(0.3)	(4.9)
Total liabilities	60,927	(0.2)	0.4	60,927	5.3	0.4
Total equity	6,004	0.4	1.0	6,004	16.8	11.4

Memorandum items:
Gross loans and advances to customers (2)	33,234	1.1	1.7	33,234	13.8	8.5
Customer funds	41,577	(0.1)	0.5	41,577	6.5	1.6
Customer deposits (3)	30,063	(1.2)	(0.6)	30,063	5.7	0.8
Mutual funds	11,514	2.7	3.3	11,514	8.8	3.7

Ratios (%) and operating means
Underlying RoTE	20.71	0.60		20.47	0.60
Efficiency ratio	40.9	(1.3)		41.6	0.0
NPL ratio	2.21	0.09		2.21	(0.37)
NPL coverage	126.9	(3.2)		126.9	10.8
Number of employees	19,536	(1.7)		19,536	2.4
Number of branches	1,416	0.3		1,416	1.0

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

62         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

SOUTH AMERICA
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	3,425	6.3	9.2	6,647	1.4	9.4
Net fee income	1,178	(0.0)	2.9	2,355	0.6	10.9
Gains (losses) on financial transactions (1)	130	(18.8)	(16.5)	289	13.1	40.7
Other operating income	(85)	18.1	21.7	(157)	—	—
Total income	4,647	3.6	6.5	9,134	(0.2)	8.7
Administrative expenses and amortisations	(1,664)	1.1	4.0	(3,309)	(1.6)	9.1
Net operating income	2,984	5.0	7.9	5,825	0.6	8.5
Net loan-loss provisions	(956)	5.9	8.8	(1,859)	(5.1)	2.4
Other gains (losses) and provisions	(151)	(1.7)	1.8	(306)	(8.2)	4.6
Profit before tax	1,876	5.1	8.0	3,661	4.6	12.3
Tax on profit	(672)	(2.9)	(0.1)	(1,363)	1.9	8.9
Profit from continuing operations	1,205	10.2	13.0	2,297	6.3	14.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,205	10.2	13.0	2,297	6.3	14.4
Non-controlling interests	(169)	1.3	3.7	(336)	7.0	11.5
Underlying attributable profit to the parent	1,035	11.8	14.7	1,961	6.2	14.9

Balance sheet
Loans and advances to customers	124,950	1.3	1.4	124,950	8.3	9.5
Cash, central banks and credit institutions	49,995	12.5	12.2	49,995	12.4	13.0
Debt instruments	48,204	4.8	4.2	48,204	9.5	7.7
Other financial assets	11,508	28.4	28.3	11,508	36.2	34.6
Other asset accounts	16,456	4.5	4.1	16,456	16.9	15.8
Total assets	251,113	5.3	5.1	251,113	10.9	11.2
Customer deposits	116,739	4.7	4.7	116,739	7.6	9.2
Central banks and credit institutions	37,872	(2.4)	(2.8)	37,872	(0.7)	(2.0)
Marketable debt securities	31,983	3.2	3.0	31,983	12.9	12.1
Other financial liabilities	31,372	21.1	20.5	31,372	34.9	33.5
Other liabilities accounts	10,320	15.8	15.3	10,320	34.0	32.4
Total liabilities	228,286	5.6	5.4	228,286	10.8	11.2
Total equity	22,827	2.3	2.1	22,827	11.7	11.4

Memorandum items:
Gross loans and advances to customers (2)	130,953	1.5	1.5	130,953	8.4	9.5
Customer funds	173,298	5.7	5.4	173,298	10.6	11.4
Customer deposits (3)	105,299	5.8	5.8	105,299	10.5	12.9
Mutual funds	67,999	5.5	4.9	67,999	10.7	9.2

Ratios (%) and operating means
Underlying RoTE	21.98	2.40		20.76	0.95
Efficiency ratio	35.8	(0.9)		36.2	(0.5)
NPL ratio	4.81	(0.02)		4.81	(0.01)
NPL coverage	93.0	(1.1)		93.0	(1.4)
Number of employees	71,158	1.7		71,158	1.7
Number of branches	4,591	1.8		4,591	2.1
(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         63

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Brazil
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	2,520	2.5	5.5	4,979	1.5	6.6
Net fee income	924	(0.7)	2.3	1,855	3.5	8.7
Gains (losses) on financial transactions (1)	45	(22.0)	(19.4)	103	24.0	30.2
Other operating income	(36)	(2.0)	1.0	(72)	456.3	484.2
Total income	3,453	1.2	4.2	6,864	1.4	6.5
Administrative expenses and amortisations	(1,102)	(2.0)	1.0	(2,227)	(1.8)	3.1
Net operating income	2,351	2.8	5.9	4,637	3.1	8.2
Net loan-loss provisions	(761)	7.1	10.2	(1,471)	(6.4)	(1.7)
Other gains (losses) and provisions	(153)	(8.8)	(6.0)	(320)	(1.4)	3.6
Profit before tax	1,438	2.1	5.1	2,846	9.3	14.8
Tax on profit	(581)	(1.9)	1.1	(1,173)	4.8	10.1
Profit from continuing operations	856	4.9	8.0	1,673	12.7	18.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	856	4.9	8.0	1,673	12.7	18.3
Non-controlling interests	(94)	(1.4)	1.6	(190)	14.0	19.7
Underlying attributable profit to the parent	762	5.7	8.8	1,482	12.6	18.2

Balance sheet
Loans and advances to customers	73,175	2.0	1.2	73,175	12.1	8.7
Cash, central banks and credit institutions	37,661	13.0	12.1	37,661	8.8	5.5
Debt instruments	42,738	4.1	3.3	42,738	11.9	8.5
Other financial assets	6,822	20.3	19.3	6,822	24.5	20.7
Other asset accounts	12,474	5.2	4.4	12,474	9.1	5.8
Total assets	172,869	5.6	4.8	172,869	11.5	8.1
Customer deposits	74,698	6.3	5.5	74,698	10.7	7.3
Central banks and credit institutions	28,908	(2.6)	(3.4)	28,908	(5.7)	(8.5)
Marketable debt securities	20,584	2.9	2.1	20,584	15.5	12.0
Other financial liabilities	24,148	13.5	12.6	24,148	30.5	26.5
Other liabilities accounts	8,620	19.2	18.2	8,620	36.3	32.2
Total liabilities	156,958	5.7	4.9	156,958	11.5	8.1
Total equity	15,912	4.7	3.9	15,912	12.2	8.8

Memorandum items:
Gross loans and advances to customers (2)	77,835	2.0	1.1	77,835	12.0	8.6
Customer funds	121,485	6.8	5.9	121,485	14.5	11.0
Customer deposits (3)	63,417	8.6	7.8	63,417	16.7	13.1
Mutual funds	58,069	4.8	4.0	58,069	12.2	8.7

Ratios (%) and operating means
Underlying RoTE	22.40	1.42		21.65	1.76
Efficiency ratio	31.9	(1.0)		32.4	(1.1)
NPL ratio	5.27	0.01		5.27	0.01
NPL coverage	105.5	(2.2)		105.5	(3.2)
Number of employees	48,118	2.8		48,118	3.1
Number of branches	3,643	2.3		3,643	4.4

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

64         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Chile
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	500	13.5	15.0	940	(4.6)	(1.7)
Net fee income	97	(5.9)	(4.5)	200	(12.1)	(9.4)
Gains (losses) on financial transactions (1)	59	7.9	9.4	113	96.0	101.9
Other operating income	0	(82.6)	(81.7)	2	(80.7)	(80.1)
Total income	656	9.4	10.8	1,255	(2.1)	0.9
Administrative expenses and amortisations	(269)	5.4	6.8	(524)	(1.3)	1.7
Net operating income	387	12.3	13.8	731	(2.6)	0.3
Net loan-loss provisions	(105)	2.8	4.2	(208)	(12.0)	(9.4)
Other gains (losses) and provisions	(1)	—	—	37	(31.8)	(29.8)
Profit before tax	281	0.5	1.9	560	(1.5)	1.5
Tax on profit	(43)	(28.0)	(26.8)	(103)	(10.0)	(7.3)
Profit from continuing operations	237	8.3	9.8	456	0.7	3.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	237	8.3	9.8	456	0.7	3.7
Non-controlling interests	(74)	4.9	6.3	(145)	(0.7)	2.3
Underlying attributable profit to the parent	163	9.9	11.4	311	1.3	4.4

Balance sheet
Loans and advances to customers	40,081	1.1	2.3	40,081	4.8	7.0
Cash, central banks and credit institutions	4,742	18.4	19.8	4,742	21.8	24.4
Debt instruments	3,949	4.4	5.7	3,949	(5.8)	(3.8)
Other financial assets	4,551	43.7	45.5	4,551	55.1	58.4
Other asset accounts	2,880	(0.9)	0.3	2,880	57.4	60.8
Total assets	56,203	5.0	6.3	56,203	10.0	12.4
Customer deposits	27,122	1.4	2.7	27,122	2.2	4.4
Central banks and credit institutions	5,586	(6.6)	(5.5)	5,586	6.6	8.8
Marketable debt securities	11,076	3.5	4.8	11,076	11.5	13.9
Other financial liabilities	6,417	72.0	74.2	6,417	64.7	68.2
Other liabilities accounts	1,025	(3.3)	(2.1)	1,025	13.7	16.1
Total liabilities	51,226	6.2	7.5	51,226	10.2	12.5
Total equity	4,977	(6.0)	(4.9)	4,977	8.6	10.9

Memorandum items:
Gross loans and advances to customers (2)	41,182	0.9	2.2	41,182	4.5	6.8
Customer funds	35,215	3.1	4.3	35,215	3.2	5.4
Customer deposits (3)	26,964	1.1	2.3	26,964	1.8	3.9
Mutual funds	8,251	10.3	11.6	8,251	8.1	10.3

Ratios (%) and operating means
Underlying RoTE	18.75	2.41		17.63	(0.56)
Efficiency ratio	41.0	(1.6)		41.8	0.3
NPL ratio	4.52	(0.15)		4.52	(0.34)
NPL coverage	59.1	(0.6)		59.1	(0.9)
Number of employees	11,797	(0.8)		11,797	(1.9)
Number of branches	380	—		380	(9.5)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         65

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Argentina
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	298	39.6	43.8	511	14.2	113.4
Net fee income	125	8.1	11.8	241	(8.4)	71.3
Gains (losses) on financial transactions (1)	14	(61.9)	(59.5)	52	(44.8)	3.3
Other operating income	(47)	34.1	38.2	(83)	—	—
Total income	389	17.7	21.5	720	(10.7)	66.9
Administrative expenses and amortisations	(229)	13.0	16.7	(431)	1.1	89.0
Net operating income	161	25.1	29.0	289	(24.0)	42.1
Net loan-loss provisions	(70)	(2.9)	0.5	(143)	14.7	114.5
Other gains (losses) and provisions	3	—	—	(19)	(66.4)	(37.1)
Profit before tax	94	178.5	185.1	127	(35.9)	19.7
Tax on profit	(30)	31.7	35.7	(54)	(12.3)	64.0
Profit from continuing operations	63	502.8	515.0	74	(46.5)	0.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	63	502.8	515.0	74	(46.5)	0.1
Non-controlling interests	(0)	84.1	89.1	(0)	(60.1)	(25.4)
Underlying attributable profit to the parent	63	508.4	520.8	73	(46.4)	0.3

Balance sheet
Loans and advances to customers	5,755	(5.2)	(6.0)	5,755	(23.8)	9.8
Cash, central banks and credit institutions	5,198	7.9	7.1	5,198	42.5	105.3
Debt instruments	917	114.3	112.7	917	(2.6)	40.4
Other financial assets	125	10.2	9.4	125	411.2	636.6
Other asset accounts	909	12.1	11.3	909	58.5	128.4
Total assets	12,903	5.4	4.6	12,903	1.3	46.0
Customer deposits	9,384	6.4	5.6	9,384	0.5	44.8
Central banks and credit institutions	992	2.9	2.2	992	(0.5)	43.4
Marketable debt securities	257	4.2	3.5	257	(52.1)	(31.0)
Other financial liabilities	762	(10.6)	(11.3)	762	(6.9)	34.1
Other liabilities accounts	415	4.9	4.1	415	74.5	151.5
Total liabilities	11,809	4.7	4.0	11,809	(1.0)	42.7
Total equity	1,094	12.9	12.0	1,094	35.4	95.1

Memorandum items:
Gross loans and advances to customers (2)	5,858	(0.8)	(1.6)	5,858	(21.0)	13.8
Customer funds	11,030	6.2	5.4	11,030	(2.6)	40.3
Customer deposits (3)	9,384	6.4	5.6	9,384	0.5	44.8
Mutual funds	1,646	5.0	4.2	1,646	(17.2)	19.3

Ratios (%) and operating means
Underlying RoTE	27.09	22.01		16.95	(13.90)
Efficiency ratio	58.7	(2.4)		59.8	7.0
NPL ratio	3.79	0.29		3.79	1.39
NPL coverage	126.4	7.8		126.4	4.9
Number of employees	9,183	(0.9)		9,183	(0.4)
Number of branches	469	0.2		469	(2.7)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

66         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

Other South America
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% w/o FX	H1’19%		% w/o FX
Net interest income	108	(1.3)	2.4	217	(0.4)	4.5
Net fee income	32	10.8	14.8	60	3.2	9.2
Gains (losses) on financial transactions (1)	12	14.3	17.2	22	0.9	5.6
Other operating income	(2)	4.2	8.8	(5)	22.3	32.6
Total income	149	2.0	5.8	295	0.2	5.2
Administrative expenses and amortisations	(64)	1.1	5.0	(127)	(6.1)	(1.3)
Net operating income	85	2.7	6.4	168	5.4	10.7
Net loan-loss provisions	(20)	9.5	13.5	(38)	45.4	59.1
Other gains (losses) and provisions	(1)	(31.2)	(27.0)	(3)	(40.6)	(37.5)
Profit before tax	64	1.7	5.2	128	(1.0)	3.1
Tax on profit	(17)	1.9	5.2	(33)	(23.2)	(21.6)
Profit from continuing operations	48	1.6	5.2	95	10.1	15.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	48	1.6	5.2	95	10.1	15.9
Non-controlling interests	(0)	(2.5)	(3.7)	(1)	30.3	24.4
Underlying attributable profit to the parent	47	1.6	5.3	94	10.0	15.8

Balance sheet
Loans and advances to customers	5,939	1.4	4.8	5,939	37.2	44.6
Cash, central banks and credit institutions	2,395	5.4	10.7	2,395	2.8	9.2
Debt instruments	601	(18.3)	(14.3)	601	(12.4)	(4.9)
Other financial assets	10	9.9	12.7	10	5.2	12.2
Other asset accounts	193	6.9	11.7	193	(18.9)	(15.2)
Total assets	9,137	0.9	4.9	9,137	20.4	27.5
Customer deposits	5,535	(2.5)	2.3	5,535	7.5	15.1
Central banks and credit institutions	2,386	8.8	10.3	2,386	90.6	94.6
Marketable debt securities	67	12.5	12.9	67	30.8	28.2
Other financial liabilities	46	(3.9)	0.7	46	23.8	34.5
Other liabilities accounts	260	17.0	22.6	260	9.1	15.9
Total liabilities	8,293	1.2	5.2	8,293	23.3	30.7
Total equity	844	(1.8)	2.4	844	(2.7)	2.5

Memorandum items:
Gross loans and advances to customers (2)	6,079	1.3	4.8	6,079	36.1	43.4
Customer funds	5,567	(2.4)	2.4	5,567	7.6	15.1
Customer deposits (3)	5,535	(2.5)	2.3	5,535	7.5	15.1
Mutual funds	32	(1.5)	5.0	32	10.4	20.9

Resources
Number of employees	2,060	1.9		2,060	(1.0)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         67

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

SANTANDER GLOBAL PLATFORM
EUR million

Underlying income statement	Q2’19	Q1’19%		H1’19	H1’18%
Net interest income	23	22	5.3	46	38	19.4
Net fee income	1	2	(52.0)	2	2	(0.4)
Gains (losses) on financial transactions (1)	(0)	(1)	(67.6)	(2)	0	—
Other operating income	(4)	(4)	(4.4)	(7)	(7)	6.8
Total income	20	19	7.6	39	34	14.5
Administrative expenses and amortisations	(67)	(41)	62.4	(108)	(62)	75.0
Net operating income	(47)	(22)	108.3	(69)	(28)	149.2
Net loan-loss provisions	(0)	(0)	114.6	(0)	0	—
Other gains (losses) and provisions	(0)	(1)	(56.8)	(1)	(1)	(21.1)
Profit before tax	(47)	(23)	103.8	(70)	(29)	145.0
Tax on profit	7	12	(41.9)	19	6	216.8
Profit from continuing operations	(40)	(11)	266.6	(51)	(23)	125.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(40)	(11)	266.6	(51)	(23)	125.6
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	(40)	(11)	266.6	(51)	(23)	125.6

Balance sheet
Loans and advances to customers	515	417	23.5	515	193	166.8
Cash, central banks and credit institutions	8,938	8,673	3.1	8,938	7,567	18.1
Debt instruments	—	—	—	—	—	—
Other financial assets	147	152	(3.0)	147	139	5.7
Other asset accounts	132	129	2.6	132	91	45.7
Total assets	9,732	9,370	3.9	9,732	7,990	21.8
Customer deposits	9,106	8,804	3.4	9,106	7,477	21.8
Central banks and credit institutions	130	75	73.2	130	83	57.6
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	67	41	65.0	67	45	48.0
Other liabilities accounts	81	60	34.1	81	131	(38.0)
Total liabilities	9,384	8,980	4.5	9,384	7,736	21.3
Total equity	348	390	(10.9)	348	254	36.8

Memorandum items:
Gross loans and advances to customers (2)	518	420	23.4	518	196	164.4
Customer funds	9,500	9,183	3.5	9,500	8,082	17.5
Customer deposits (3)	9,106	8,804	3.4	9,106	7,477	21.8
Mutual funds	394	379	3.9	394	605	(34.9)

Resources
Number of employees	597	545	9.5	597	427	39.8

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

68         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

CORPORATE CENTRE
EUR million

Underlying income statement	Q2’19	Q1’19%		H1’19	H1’18%
Net interest income	(304)	(296)	2.9	(600)	(477)	25.8
Net fee income	(13)	(14)	(6.1)	(27)	(17)	53.8
Gains (losses) on financial transactions (1)	(92)	(79)	15.7	(171)	5	—
Other operating income	(14)	(11)	31.8	(25)	(5)	422.9
Total income	(423)	(399)	5.9	(822)	(494)	66.4
Administrative expenses and amortisations	(96)	(97)	(1.5)	(193)	(212)	(9.1)
Net operating income	(519)	(497)	4.4	(1,015)	(706)	43.7
Net loan-loss provisions	(5)	(8)	(38.8)	(13)	(67)	(81.1)
Other gains (losses) and provisions	(72)	(55)	31.4	(127)	(93)	36.5
Profit before tax	(595)	(559)	6.5	(1,155)	(866)	33.3
Tax on profit	3	33	(90.1)	36	(18)	—
Profit from continuing operations	(592)	(526)	12.5	(1,118)	(884)	26.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(592)	(526)	12.5	(1,118)	(884)	26.5
Non-controlling interests	1	10	(94.1)	10	0	—
Underlying attributable profit to the parent	(592)	(517)	14.5	(1,108)	(884)	25.4

Balance sheet
Loans and advances to customers	6,231	6,138	1.5	6,231	7,012	(11.1)
Cash, central banks and credit institutions	31,895	26,755	19.2	31,895	39,060	(18.3)
Debt instruments	952	954	(0.2)	952	351	171.4
Other financial assets	2,446	2,207	10.9	2,446	2,240	9.2
Other asset accounts	132,086	132,551	(0.4)	132,086	120,821	9.3
Total assets	173,610	168,605	3.0	173,610	169,484	2.4
Customer deposits	953	163	485.9	953	231	311.9
Central banks and credit institutions	14,650	16,920	(13.4)	14,650	29,012	(49.5)
Marketable debt securities	51,326	43,441	18.2	51,326	40,421	27.0
Other financial liabilities	2,617	2,321	12.8	2,617	1,622	61.3
Other liabilities accounts	9,743	8,356	16.6	9,743	7,763	25.5
Total liabilities	79,290	71,201	11.4	79,290	79,050	0.3
Total equity	94,320	97,404	(3.2)	94,320	90,433	4.3

Memorandum items:
Gross loans and advances to customers (2)	6,331	6,414	(1.3)	6,331	7,134	(11.3)
Customer funds	964	176	449.3	964	238	304.7
Customer deposits (3)	953	163	485.9	953	231	311.9
Mutual funds	11	13	(15.8)	11	7	59.2

Resources
Number of employees	1,644	1,757	(6.4)	1,644	1,746	(5.8)

(1) Includes exchange differences.

(2) Excluding reverse repos.

(3) Excluding repos.

January - June 2019         69

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

RETAIL BANKING
EUR million
		/ Q1’19			/ H1’18

Underlying income statement	Q2’19%		% excl. FX	H1’19	%	% excl. FX
Net interest income	8,390	2.8	3.5	16,553	3.6	4.8
Net fee income	2,269	(2.0)	(0.9)	4,583	1.8	5.2
Gains (losses) on financial transactions (1)	180	91.8	89.3	273	(9.9)	(8.1)
Other operating income	42	(44.8)	(48.8)	118	(53.0)	(56.4)
Total income	10,881	2.2	2.9	21,528	2.4	3.9
Administrative expenses and amortisations	(4,882)	1.1	1.7	(9,712)	(0.2)	1.5
Net operating income	5,999	3.1	4.0	11,816	4.5	5.9
Net loan-loss provisions	(2,090)	(3.3)	(2.6)	(4,251)	3.6	4.7
Other gains (losses) and provisions	(397)	1.3	2.4	(789)	2.8	7.6
Profit before tax	3,512	7.6	8.5	6,776	5.4	6.5
Tax on profit	(1,073)	(1.9)	(0.6)	(2,166)	3.6	5.4
Profit from continuing operations	2,439	12.4	13.1	4,610	6.2	7.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,439	12.4	13.1	4,610	6.2	7.1
Non-controlling interests	(386)	5.1	5.4	(754)	13.6	12.7
Underlying attributable profit to the parent	2,053	13.9	14.7	3,856	4.9	6.0

(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING
EUR million
		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19	%	% excl. FX
Net interest income	701	7.3	8.0	1,354	18.6	22.5
Net fee income	377	6.8	7.6	730	(10.9)	(9.3)
Gains (losses) on financial transactions (1)	113	(51.0)	(49.4)	343	(31.6)	(26.6)
Other operating income	123	115.7	115.7	180	80.5	83.4
Total income	1,313	1.6	2.5	2,606	1.8	5.3
Administrative expenses and amortisations	(559)	(0.1)	0.3	(1,119)	7.8	9.1
Net operating income	754	2.9	4.2	1,488	(2.3)	2.6
Net loan-loss provisions	(46)	379.0	375.1	(55)	(56.2)	(55.7)
Other gains (losses) and provisions	(16)	(25.5)	(25.1)	(36)	(1.8)	(1.8)
Profit before tax	693	(1.4)	(0.1)	1,396	2.6	8.4
Tax on profit	(212)	2.0	3.5	(420)	(0.6)	5.4
Profit from continuing operations	481	(2.8)	(1.5)	976	4.1	9.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	481	(2.8)	(1.5)	976	4.1	9.7
Non-controlling interests	(47)	15.5	16.9	(87)	9.2	11.3
Underlying attributable profit to the parent	434	(4.4)	(3.2)	889	3.6	9.5

(1) Includes exchange differences.

70         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Financial information by segments

WEALTH MANAGEMENT & INSURANCE
EUR million

		/ Q1’19			/ H1’18
Underlying income statement	Q2’19%		% excl. FX	H1’19%		% excl. FX
Net interest income	144	3.1	3.4	283	10.6	10.7
Net fee income	298	8.1	8.5	574	(1.5)	(0.8)
Gains (losses) on financial transactions (1)	34	(0.0)	0.5	67	51.1	53.4
Other operating income	84	9.8	10.7	160	8.2	10.2
Total income	560	6.5	6.9	1,085	5.2	5.9
Administrative expenses and amortisations	(226)	(1.7)	(1.7)	(455)	2.8	2.3
Net operating income	334	12.9	13.7	630	6.9	8.7
Net loan-loss provisions	(0)	—	—	7	—	—
Other gains (losses) and provisions	(1)	(55.6)	(54.7)	(4)	(7.2)	(8.0)
Profit before tax	332	10.9	11.6	632	8.2	10.1
Tax on profit	(79)	11.9	12.7	(149)	10.7	12.6
Profit from continuing operations	254	10.5	11.3	483	7.4	9.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	254	10.5	11.3	483	7.4	9.3
Non-controlling interests	(13)	9.5	11.6	(24)	(6.3)	(3.1)
Underlying attributable profit to the parent	241	10.6	11.3	459	8.3	10.1

(1) Includes exchange differences.

January - June 2019         71

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APM)

In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures.

In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results

In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed on page 12 of this report.

In addition, the results by business areas in the ‘Geographic businesses’ section are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements.

Reconciliation of underlying results to statutory results

EUR million

	First half 2019
	Underlying results	Adjustments	Statutory results
Net interest income	17,636	—	17,636
Net fee income	5,863	—	5,863
Gains (losses) on financial transactions (1)	511	—	511
Other operating income	426	—	426
Total income	24,436	—	24,436
Administrative expenses and amortisations	(11,587)	—	(11,587)
Net operating income	12,849	—	12,849
Net loan-loss provisions	(4,313)	—	(4,313)
Other gains (losses) and provisions	(957)	(1,048)	(2,005)
Profit before tax	7,579	(1,048)	6,531
Tax on profit	(2,679)	230	(2,449)
Profit from continuing operations	4,900	(818)	4,082
Net profit from discontinued operations	—	—	—
Consolidated profit	4,900	(818)	4,082
Non-controlling interests	(855)	4	(851)
Attributable profit to the parent	4,045	(814)	3,231

(1)	Includes exchange differences.

Explanation of adjustments:

Net capital gains from the sale of our stake in Prisma of EUR 150 million, net capital losses of EUR 180 million for the sale of real estate assets, restructuring costs in the United Kingdom, Poland and Spain for a net impact of EUR 704 million and PPI provisions for a net amount of EUR 80 million.

72         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	First half 2018
	Underlying results	Adjustments	Statutory results
Net interest income	16,931	—	16,931
Net fee income	5,889	—	5,889
Gains (losses) on financial transactions (1)	854	—	854
Other operating income	488	—	488
Total income	24,162	—	24,162
Administrative expenses and amortisations	(11,482)	—	(11,482)
Net operating income	12,680	—	12,680
Net loan-loss provisions	(4,297)	—	(4,297)
Other gains (losses) and provisions	(903)	(581)	(1,484)
Profit before tax	7,480	(581)	6,899
Tax on profit	(2,659)	281	(2,378)
Profit from continuing operations	4,821	(300)	4,521
Net profit from discontinued operations	—	—	—
Consolidated profit	4,821	(300)	4,521
Non-controlling interests	(769)	—	(769)
Attributable profit to the parent	4,052	(300)	3,752

(1) Includes exchange differences.

Explanation of adjustments:

Restructuring costs: The net impact of EUR -300 million on profit relates to restructuring costs in connection with the integration of Grupo Banco Popular, as follows EUR -280 million in Spain, EUR -40 million in Corporate Centre and EUR 20 million in Portugal.

Profitability and efficiency ratios

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Attributable profit to the parent Average stockholders’ equity (1) (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Attributable profit to the parent Average stockholders’ equity (1) (excl. minority interests) - intangible assets

This is a very common indicator, used to evaluate the profitability of the company as a percentage of its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Attributable profit to the parent Average stockholders’ equity(1) (excl. minority interests) - intangible assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.

RoA (Return on assets)	Consolidated profit Average total assets

This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding non-recurring results) to the bank’s risk weighted assets.

Efficiency ratio	Operating expenses (2) Total income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s total income.

(1)	Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
(2)	Operating expenses = Administrative expenses + amortisations.

January - June 2019         73

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q2’19	Q1’19	H1’19	H1’18
RoE	7.79%	7.85%	7.41%	8.24%
Attributable profit to the parent	7,681	7,684	7,276	7,804
Average stockholders’ equity (excluding minority interests)	98,659	97,886	98,191	94,662

RoTE	11.02%	11.15%	10.51%	11.79%
Attributable profit to the parent	7,681	7,684	7,276	7,804
Average stockholders’ equity (excluding minority interests)	98,659	97,886	98,191	94,662
(-) Average intangible assets	28,965	28,978	28,952	28,472
Average stockholders’ equity (excl. minority interests) - intangible assets	69,694	68,908	69,239	66,190

Underlying RoTE	12.03%	11.31%	11.68%	12.24%
Attributable profit to the parent	7,681	7,684	7,276	7,804
(-) Management adjustments	(706)	(108)	(814)	(300)
Underlying attributable profit to the parent	8,388	7,792	8,090	8,104
Average stockholders’ equity (excl. minority interests) - intangible assets	69,694	68,908	69,239	66,190

RoA	0.63%	0.63%	0.60%	0.65%
Consolidated profit	9,464	9,318	8,981	9,342
Average total assets	1,500,703	1,488,505	1,492,954	1,438,444

RoRWA	1.56%	1.54%	1.48%	1.55%
Consolidated profit	9,464	9,318	8,986	9,342
Average risk weighted assets	608,697	603,340	605,979	603,424

Underlying RoRWA	1.67%	1.56%	1.62%	1.60%
Consolidated profit	9,464	9,318	8,986	9,342
(-) Management adjustments	(701)	(113)	(814)	(300)
Underlying consolidated profit	10,169	9,431	9,800	9,642
Average risk weighted assets	608,697	603,340	605,979	603,424

Efficiency ratio	47.2%	47.6%	47.4%	47.5%
Underlying operating expenses	5,829	5,758	11,587	11,482
Operating expenses	5,829	5,758	11,587	11,482
Management adjustments impact in operating expenses	—	—	—	—
Underlying total income	12,351	12,085	24,436	24,162
Total income	12,351	12,085	24,436	24,162
Management adjustments impact in total income	—	—	—	—
(1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months’ worth of data in the case of quarterly figures (from March to June in Q2 and December to March in Q1) and 7 months in the case of H1 data (from December to June).

(2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

(3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.

(4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

Efficiency ratio
	H1’19			H1’18
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	53.7	10,413	5,591	53.8	10,524	5,666
Spain	55.2	3,706	2,044	58.9	3,746	2,205
Santander Consumer Finance	44.6	2,321	1,035	44.9	2,266	1,018
United Kingdom	60.4	2,388	1,442	55.6	2,590	1,440
Portugal	43.8	712	312	47.2	688	324
Poland	42.8	817	349	43.4	731	317
North America	42.1	5,672	2,386	44.1	4,947	2,181
US	42.3	3,734	1,581	45.4	3,248	1,475
Mexico	41.6	1,938	806	41.6	1,699	706
South America	36.2	9,134	3,309	36.7	9,151	3,361
Brazil	32.4	6,864	2,227	33.5	6,768	2,269
Chile	41.8	1,255	524	41.5	1,282	531
Argentina	59.8	720	431	52.8	807	426

74         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Alternative performance measures

Underlying RoTE
	H1’19			H1’18
	%	Underlying attributable profit to the parent	Average stockholders’ equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders’ equity (excl. minority interests) - intangible assets
Europe	9.72	4,707	48,442	10.48	4,844	46,225
Spain	9.31	1,388	14,915	8.65	1,322	15,288
Santander Consumer Finance	15.36	1,316	8,565	17.00	1,335	7,851
United Kingdom	7.81	1,164	14,901	9.93	1,330	13,390
Portugal	12.54	520	4,150	11.56	459	3,967
Poland	9.61	300	3,119	10.93	309	2,831
North America	9.54	1,779	18,637	8.26	1,381	16,713
US	6.38	930	14,578	5.11	667	13,054
Mexico	20.47	849	4,145	19.87	713	3,589
South America	20.76	3,922	18,894	19.81	3,693	18,643
Brazil	21.65	2,965	13,696	19.89	2,634	13,247
Chile	17.63	623	3,532	18.19	615	3,379
Argentina	16.95	146	863	30.86	273	884
Credit risk indicators

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted Total Risk (1)

The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and

advances to customers, customer guarantees and

customer commitments granted

Non-performing loans and advances to customers,

customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan-loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.

(1)	Total risk = Total loans and advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	Jun-19	Mar-19	Jun-19	Jun-18
NPL ratio	3.51%	3.62%	3.51%	3.92%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	34,421	35,590	34,421	36,654
Total risk	980,885	983,790	980,885	934,388
Coverage ratio	68%	68%	68%	69%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,432	24,129	23,432	25,148
Non-performing loans and advances to customers customer guarantees and customer commitments granted	34,421	35,590	34,421	36,654
Cost of credit	0.98%	0.97%	0.98%	0.99%
Allowances for loan-loss provisions over the last 12 months	8,889	8,762	8,889	8,729
Average loans and advances to customers over the last 12 months	910,753	899,201	910,753	880,329

January - June 2019         75

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Alternative performance measures

NPL ratio
	Jun-19			Jun-18
	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Europe	3.48	24,156	694,083	3.97	27,042	681,565
Spain	7.02	15,619	222,449	7.62	17,778	233,356
Santander Consumer Finance	2.24	2,263	100,974	2.44	2,307	94,473
United Kingdom	1.13	2,863	253,953	1.13	2,842	252,124
Portugal	5.00	1,916	38,362	7.55	2,938	38,907
Poland	4.21	1,353	32,129	4.58	1,129	24,631
North America	2.29	3,120	136,013	2.82	3,183	112,858
US	2.32	2,317	99,660	2.91	2,375	81,551
Mexico	2.21	803	36,353	2.58	808	31,307
South America	4.81	6,909	143,638	4.82	6,399	132,635
Brazil	5.27	4,571	86,736	5.26	4,093	77,797
Chile	4.52	1,969	43,537	4.86	2,024	41,659
Argentina	3.79	231	6,102	2.40	188	7,853

Coverage ratio
	Jun-19			Jun-18
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted
Europe	49.9	12,047	24,156	52.9	14,318	27,042
Spain	42.9	6,699	15,619	47.5	8,450	17,778
Santander Consumer Finance	105.9	2,397	2,263	107.7	2,484	2,307
United Kingdom	31.9	914	2,863	33.8	962	2,842
Portugal	52.9	1,015	1,916	52.7	1,550	2,938
Poland	69.7	942	1,353	72.1	815	1,129
North America	150.3	4,689	3,120	146.5	4,665	3,183
US	158.4	3,670	2,317	156.9	3,727	2,375
Mexico	126.9	1,019	803	116.1	938	808
South America	93.0	6,429	6,909	94.4	6,039	6,399
Brazil	105.5	4,821	4,571	108.7	4,449	4,093
Chile	59.1	1,165	1,969	60.0	1,215	2,024
Argentina	126.4	292	231	121.5	229	188

76         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Alternative performance measures

Other indicators

The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.

The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric

TNAV per share (Tangible equity net asset value per share)	Tangible book value (1) Number of shares excluding treasury stock	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Price / tangible book value per share (X)	Share price TNAV per share	Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.

LTD ratio (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to Grupo Santander profit.

(1)	Tangible book value = Stockholders’ equity - intangible assets

Others	Jun-19	Mar-19	Jun-19	Jun-18
TNAV (tangible book value) per share	4.30	4.30	4.30	4.10
Tangible book value	69,835	69,731	69,835	66,157
Number of shares excl. treasury stock (million)	16,233	16,235	16,233	16,125

Price / Tangible book value per share (X)	0.95	0.96	0.95	1.12
Share price (euros)	4.08	4.14	4.08	4.59
TNAV (tangible book value) per share	4.30	4.30	4.30	4.10

Loan-to-deposit ratio	111%	113%	111%	111%
Net loans and advances to customers	908,235	910,195	908,235	862,092
Customer deposits	814,751	808,361	814,751	774,425

	Q2’19	Q1’19	H1’19	H1’18

PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	628	599	1,227	1,136
Profit after tax	254	229	483	442
Net fee income net of tax	374	370	744	694

January - June 2019         77

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Alternative performance measures

Local currency measures

We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first half of 2019 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of the first half of 2019 to all periods contemplated in the analysis.

The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (Income statement)		Period-end (balance sheet)
	H1’19	H1’18	Jun-19	Mar-19	Jun-18
US dollar	1.130	1.210	1.138	1.124	1.166
Pound sterling	0.873	0.880	0.897	0.858	0.886
Brazilian real	4.341	4.134	4.351	4.387	4.488
Mexican peso	21.647	23.073	21.820	21.691	22.882
Chilean peso	762.804	740.383	773.897	764.435	757.828
Argentine peso	46.643	25.832	48.291	48.659	33.517
Polish zloty	4.292	4.220	4.250	4.301	4.373

78         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

CONSOLIDATED INCOME STATEMENT

NOTE:

The financial information for the first half 2019 and 2018 (attached herewith) corresponds to that included in the interim condensed consolidated financial statements at these dates, prepared in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2017 of the Bank of Spain, and subsequent modifications, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

Interim condensed consolidated balance sheet

EUR million

Assets	Jun-19	Dec-18	Jun-18
Cash, cash balances at central banks and other deposits on demand	104,104	113,663	107,687
Financial assets held for trading	102,574	92,879	112,947
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	28,424	23,495	30,793
Non-trading financial assets mandatorily at fair value through profit or loss	5,393	10,730	5,263
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	—	—	—
Financial assets designated at fair value through profit or loss	73,420	57,460	48,043
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	8,221	6,477	5,831
Financial assets at fair value through other comprehensive income	118,062	121,091	120,831
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	26,458	35,558	32,499
Financial assets at amortised cost	981,046	946,099	922,948
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	20,466	18,271	23,176
Hedging derivatives	8,451	8,607	8,348
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,621	1,088	1,143
Investments	7,788	7,588	9,262
Joint ventures companies	962	979	2,047
Associated entities	6,826	6,609	7,215
Assets under insurance or reinsurance contracts	311	324	345
Tangible assets	33,755	26,157	23,461
Property, plant and equipment	32,651	24,594	21,792
For own-use	14,522	8,150	7,787
Leased out under an operating lease	18,129	16,444	14,005
Investment property	1,104	1,563	1,669
Of which: Leased out under an operating lease	794	1,195	1,272
Memorandum items: acquired in financial lease	6,608	98	96
Intangible assets	28,794	28,560	27,893
Goodwill	25,613	25,466	25,035
Other intangible assets	3,181	3,094	2,858
Tax assets	30,102	30,251	30,051
Current tax assets	6,502	6,993	6,403
Deferred tax assets	23,600	23,258	23,648
Other assets	12,140	9,348	10,068
Insurance contracts linked to pensions	207	210	223
Inventories	5	147	164
Other	11,928	8,991	9,681
Non-current assets held for sale	4,535	5,426	5,543
TOTAL ASSETS	1,512,096	1,459,271	1,433,833

January - June 2019         79

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Interim condensed consolidated financial statements

Interim condensed consolidated balance sheet

EUR million

Liabilities	Jun-19	Dec-18	Jun-18
Financial liabilities held for trading	74,187	70,343	75,350
Financial liabilities designated at fair value through profit or loss	60,237	68,058	58,153
Memorandum items: subordinated liabilities	—	—	—
Financial liabilities at amortised cost	1,224,194	1,171,630	1,153,918
Memorandum items: subordinated liabilities	21,419	23,820	23,939
Hedging derivatives	7,267	6,363	6,728
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	296	303	317
Liabilities under insurance or reinsurance contracts	731	765	936
Provisions	14,571	13,225	13,758
Pensions and other post-retirement obligations	6,216	5,558	5,465
Other long term employee benefits	1,708	1,239	1,525
Taxes and other legal contingencies	3,153	3,174	3,084
Contingent liabilities and commitments	728	779	855
Other provisions	2,766	2,475	2,829
Tax liabilities	9,838	8,135	7,659
Current tax liabilities	3,230	2,567	2,481
Deferred tax liabilities	6,608	5,568	5,178
Other liabilities	10,790	13,088	12,569
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,402,111	1,351,910	1,329,388

EQUITY
Shareholders’ equity	120,054	118,613	117,935
Capital	8,118	8,118	8,068
Called up paid capital	8,118	8,118	8,068
Unpaid capital which has been called up	—	—	—
Share premium	50,993	50,993	51,053
Equity instruments issued other than capital	581	565	542
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	581	565	542
Other equity	155	234	215
Accumulated retained earnings	61,049	56,756	56,967
Revaluation reserves	—	—	—
Other reserves	(4,061)	(3,567)	(1,552)
(-) Own shares	(12)	(59)	(61)
Profit attributable to shareholders of the parent	3,231	7,810	3,752
(-) Interim dividends	—	(2,237)	(1,049)
Other comprehensive income	(21,425)	(22,141)	(23,885)
Items not reclassified to profit or loss	(3,625)	(2,936)	(2,751)
Items that may be reclassified to profit or loss	(17,800)	(19,205)	(21,134)
Non-controlling interest	11,356	10,889	10,395
Other comprehensive income	(1,149)	(1,292)	(1,377)
Other elements	12,505	12,181	11,772
TOTAL EQUITY	109,985	107,361	104,445
TOTAL LIABILITIES AND EQUITY	1,512,096	1,459,271	1,433,833

MEMORANDUM ITEMS
Loans commitment granted	223,954	218,083	210,977
Financial guarantees granted	12,077	11,723	13,247
Other commitments granted	94,785	74,389	73,061

80         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Interim condensed consolidated financial statements

Interim condensed consolidated income statement

EUR million

	H1’19	H1’18
Interest income	28,669	26,904
Financial assets at fair value through other comprehensive income	2,020	2,548
Financial assets at amortised cost	24,396	23,011
Other interest income	2,253	1,345
Interest expense	(11,033)	(9,973)
Net interest income	17,636	16,931
Dividend income	361	264
Share of results of entities accounted for using the equity method	306	354
Commission income	7,502	7,475
Commission expense	(1,639)	(1,586)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	350	326
Financial assets at amortised cost	105	16
Other financial assets and liabilities	245	310
Gain or losses on financial assets and liabilities held for trading, net	(12)	1,197
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets at amortised cost	—	—
Other gains (losses)	(12)	1,197
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	215	56
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets at amortised cost	—	—
Other gains (losses)	215	56
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(207)	132
Gain or losses from hedge accounting, net	(26)	33
Exchange differences, net	191	(890)
Other operating income	855	813
Other operating expenses	(1,136)	(979)
Income from assets under insurance and reinsurance contracts	1,630	1,756
Expenses from liabilities under insurance and reinsurance contracts	(1,590)	(1,720)
Total income	24,436	24,162
Administrative expenses	(10,110)	(10,265)
Staff costs	(6,080)	(5,960)
Other general administrative expenses	(4,030)	(4,305)
Depreciation and amortisation cost	(1,477)	(1,217)
Provisions or reversal of provisions, net	(1,916)	(1,262)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(4,368)	(4,352)
Financial assets at fair value with changes in other comprehensive income	(6)	(1)
Financial assets at amortised cost	(4,362)	(4,351)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(27)	(96)
Tangible assets	(19)	(33)
Intangible assets	(2)	(64)
Others	(6)	1
Gain or losses on non financial assets and investments, net	250	23
Negative goodwill recognised in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(257)	(94)
Profit or loss before tax from continuing operations	6,531	6,899
Tax expense or income from continuing operations	(2,449)	(2,378)
Profit for the period from continuing operations	4,082	4,521
Profit or loss after tax from discontinued operations	—	—
Profit for the period	4,082	4,521
Profit attributable to non-controlling interests	851	769
Profit attributable to the parent	3,231	3,752
Earnings per share
Basic	0.181	0.216
Diluted	0.180	0.216

January - June 2019         81

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Glossary

GLOSSARY

•	Active customer: Those customers who comply with balance, income and/or transactionality demanded minima defined according to the business area

•	ALCO: Assets and Liabilities Committee

•	APM: Alternative Performance Measures

•	Banco Popular/Popular: Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on 7 June 2017 and was merged into Santander in September 2018

•	bps: basis points

•	CAGR: Compound annual growth rate

•	CEO: Chief Executive Officer

•	CET1: Core equity tier 1

•	CFO: Chief Financial Officer

•	CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)

•	Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days

•	ECB: European Central Bank

•	EIB: European Investment Bank

•	ESG: Environmental, Social and Governance

•	EPS: Earnings Per Share

•	ESMA: European Securities and Markets Authority

•	Fed: Federal Reserve

•	FX: Foreign Exchange

•	GDP: Gross Domestic Product

•	GRI: Global Reporting Initiative

•	IFRS 9: International Financial Reporting Standard 9, regarding financial instruments

•	IFRS 16: International Financial Reporting Standard 16, regarding leases

•	IT&O: Information technology and operations

•	LCR: Liquidity Coverage Ratio

•

Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

•	NPLs: Non-performing loans

•	P/E ratio: Price / earnings per share ratio

•	pp: percentage points

•	Repos: Repurchase agreements

•	RoA: Return on assets

•	RoE: Return on equity

•	RoRAC: Return on risk adjusted capital

•	RoRWA: Return on risk weighted assets

•	RoTE: Return on tangible equity

•	RWAs: Risk weighted assets

•	SAM: Santander Asset Management

•	SBNA: Santander Bank N.A.

•	SCF: Santander Consumer Finance

•	SCIB: Santander Corporate & Investment Banking

•	SC USA: Santander Consumer USA

•	SEC: Securities and Exchanges Commission

•	SRF: Single Resolution Fund

•	SGP: Santander Global Platform

•	SHUSA: Santander Holdings USA, Inc.

•	SMEs: Small or medium enterprises

•	SPB: Santander Private Banking

•	SPF: Simple, Personal and Fair

•	SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries

•	T1: Tier 1

•	TLAC: The total loss absorption capacity requirement which is required to be met under the CRD V package

•	TNAV: Tangible net asset value

•	TRIM: Targeted review of internal models

•	UK: United Kingdom

•	US: United States of America

•	VaR: Value at Risk

•	WM&I: Wealth Management & Insurance

82         January - June 2019

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Important information

Important information

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this report contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published in the CNMV on 28 February 2019, our 20-F report for the year ending 31 December 2018 registered with the SEC in the United States as well as the section “Alternative performance measures” of the annex to this report.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander cautions that this report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this report, and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

January - June 2019         83

Responsible banking
Santander vision and	Group financial	Financial information	Corporate governance
corporate culture	information	by segments	Santander share	Appendix
Important information

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this report should be construed as a profit forecast.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

84         January - June 2019

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 2nd floor

Avda de Cantabria s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: +34 91 259 65 14 / +34 91 259 65 20

Fax: +34 91 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda 9-12, Santander (Spain)

Tel: +34 (942) 20 61 00

Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria s/n 28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Item 3

23 July 2019 H1’19 Earnings Presentation Here to help you prosper

Important Information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 2Q Financial Report, published as Relevant Fact on 23 July 2019 and 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2019. These documents are available on Santander’s website (www.santander.com). The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries Forward-looking statements Santander cautions that this document contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”,“project”,“anticipate”,“should”,“intend”,“probability”,“risk”,“VaR”,“RoRAC”,“RoRWA”,“TNAV”,“target”,“goal”,“objective”, “estimate”,“future” and similar expressions. These forward-looking statements are found in various places throughout this document and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
2

Important Information Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast.

Index Highlights Group performance H1’19 Business areas performance H1’19 Concluding remarks Appendix Glossary

Group performance H1’19 01

Highlights

QoQ strong growth in volumes (+2% loans ; +3% customer funds), underlying profit (+8%) and continued generation of capital organically (+11 bps)

Activity

- Our **loyal and digital customer** base continues double digit **growth**, increasing digital activity
- **Volumes increased**[1]: loans (+2% QoQ; +4% YoY) and customer funds (+3% QoQ; +6% YoY)

Results

- **Q2'19 attributable profit**: EUR 1,391 mn impacted by a **EUR 706 mn charge**, mainly restructuring costs
- **Q2'19 underlying profit** of EUR 2,097 mn **up 8% QoQ**. Excluding the SRF contribution: +16%
- **H1'19 underlying profit: EUR 4,045 mn** backed by higher customer revenue, cost control and lower cost of credit

Profitability and solvency

- We continued to **generate capital organically** in Q2: +11 bps **(+29 bps YTD)**
- **CET1 Jun-19: 11.30%** impacted by regulatory effects and restructuring costs (-20 bps in Q2; -49 bps YTD)
- **High profitability**: 11.7% underlying RoTE

New reporting structure

- A new, **simplified organisational structure** into **3 regions** to accelerate the execution of our strategy
- **UK** aligned with ring-fencing structure and **Spain** with the local customer related business
- With the creation of **Santander Global Platform (SGP),** we are taking a further step forward in our digital transformation

Santander

(1) QoQ and YoY volume changes in constant euros

6

Highlights

Growth

Customers	Loyal: +10%
	Digital: +22%
Volumes	Loans: +4%
	Customer funds: +6%

Profitability

Results	Customer revenue: +5%
	Underlying att. profit: +2%
Profitability ratios[1]	RoTE: 11.7%
	RoRWA: 1.62%

Strength

Solvency	CET1: 11.30% (+50 bps)
	TNAVps: 4.30 (+5%)
Credit quality	NPL: 3.51% (-41 bps)
	Cost of credit: 0.98% (-1 bp)

Santander

Note: YoY changes. Results and volume changes in constant euros. Loans excluding reverse repos. Customer funds: deposits excluding repos + marketed mutual funds
(1) Underlying

7

Business activity

Our successful commercial and digital transformation strategy is reflected in a larger customer base, increased loyalty ratio…

…as well as in an increased number of digital customers and activity Note: YoY changes. (1) Data as of 30 June. Every natural or legal person that, being part of a commercial bank, has logged in to their personal area of internet banking or mobile phone (or both) in the last 30 days. Digital customers in the last 90 days: 38.4 mn. 10 Private accesses. Logins of bank’s customers on Santander internet banking or apps. ATM accesses by mobile are not includ ed. Customer interaction through mobile or internet banking which resulted in a change of balance (monetary and voluntary). ATM transactions are not included.

Continued widespread growth: loans (+2% QoQ; +4% YoY) and customer funds (+3% QoQ; +6% YoY), boosted by developing markets

Results, profitability and solvency

H1’19 underlying P&L YoY performance H1’19 H1’18 % vs. H1’18 EUR million Constant Euros euros Higher customer revenue due to Net interest income 17,636 16,931 4 6 increased business volumes and spread management Net fee income 5,863 5,889 0 2 Lower market revenue and Gains on fin. trans. and other 937 1,342 -30 -29 higher cost of FX hedging Total income 24,436 24,162 1 3 Operating expenses -11,587 -11,482 1 2 Cost control with an individualised and targeted cost management across the board Net operating income 12,849 12,680 1 3 Loan-loss provisions -4,313 -4,297 0 1 Good credit quality evolution, Other results -957 -903 6 10 with low cost of credit and better NPL ratio Underlying PBT 7,579 7,480 1 3 Taxes -2,679 -2,659 1 3 Minority interests -855 -769 11 11 Underlying attributable profit 4,045 4,052 0 2 Net capital gains and provisions1 -814 -300 171 171 Mainly restructuring costs Attributable profit 3,231 3,752 -14 -12 (1) Details on the next page 13

Net capital gains and provisions EUR million

Q2 underlying profit strongest since 2011 Group underlying attributable profit Constant EUR million 1,983 1,977 2,096 2,021 1,938 2,107 9% growth QoQ (in constant euros) despite the annual SRF contribution in Q2’19 Excluding this effect, 17% QoQ (in constant euros) Q1’18 Q2 Q3 Q4 Q1’19 Q2 Note: Contribution to the SRF (net of tax) recorded in Q2’18 (EUR -187 mn) and Q2’19 (EUR -162 mn) 15

Customer revenue growth QoQ (+3%) and YoY (+6%) driven by stronger YoY growth due to higher volumes and spread management, with improvements in 7 of our 10 core markets QoQ increase backed by South America and North America, particularly Brazil, Chile, the US and Argentina YoY increase in the majority of our main markets QoQ improvement boosted by Brazil and Mexico H1’19 vs H1’18 affected by lower ALCO portfolio sales and FX hedges Q2’19 recorded the annual SRF contribution Very low weight as a percentage of total income (<4%) Note: Constant euros (1) Other revenue includes gains/losses on financial transactions, income from the equity accounted method, dividends and other operating results.Contribution to the SRF recorded in Q2’18 and Q2’19. Contribution to the DGF in Spain recorded in Q4’18

Higher NII due to increased business volumes and wider spreads in mature markets Note: YoY change in constant euros. Average volumes 17

Higher net fee income driven by Retail Banking and WM&I contribution. SCIB still affected by markets (1) YoY change in constant euros (2) Considering the total fee generated by insurance and asset management, including those transferred to the commercial network (Retail Banking) 18

Costs (-1.8% YoY in real terms) reflect the first integration synergies, maintaining a best-in-class cost-to-income ratio and high quality customer service Cost evolution H1’19 vs. H1’18, % Nominal In real terms1 Targeted cost management by geographies: -7.3 -8.8 Europe: -3.2% cost reduction in real terms, enhancing SCF 2.0 0.3 operating efficiency -0.6 -2.8 Better operational leverage in the US, while we are 12.0 10.32 investing to update distribution capacity in Mexico -3.8 -4.7 Costs under control in the South American markets 0.1 -2.0 SGP up EUR 46 mn due to the higher ongoing 7.1 2.6 investments in its initial stage 3.1 -1.2 1.7 -0.8 Costs in real terms Cost-to-income 89.0 41.3 -1.8% YoY 47.4% in H1’19 -9.1 -10.6 Note: Constant euros(1) Excluding inflation (2) Impacted by DB Polska integration. Poland efficiency ratio improved 0.6 pp

The positive trend in credit quality continued, underpinned by the good evolution of the NPL ratio, coverage and cost of credit ratios Note: Exposure and coverage ratio by stage in appendix, page 64 20

Continued to generate capital organically (+11 bps QoQ; +29 bps YTD) CET1 ratio impacted by regulatory effects and restructuring costs. CET1 ratio YoY % Jun-19 change 11.30 +0.29 +0.15 11.30 10.80 10.94 FL Total capital ratio 14.80% +56 bps -0.08 -0.36 FL Tier 1 capital ratio 12.73% +44 bps Leverage ratio 5.0% -9 bps Santander currently complies with MREL requirement3 Jun-18 Dec-18 Regulatory Organic Perimeter and Market Jun-19 impacts1 generation restructuring and others costs2 (1) IFRS 16 (-19 bps); models and TRIM (-15 bps); Other (-2 bps) (2) Restructuring costs (-13 bps); Prisma (+2 bps); Other (+3 bps) (3) Parent bank. Preliminary data 21 2019 data applying the IFRS 9 transitional arrangements.As indicated by the consolidating supervisor a pay-out of 50%, the maximum within the target range (40%-50%), was applied for the calculation of the capital ratios in 2019. Previously, the average cash pay-out for the last three years was considered.

Creating shareholder value whilst maintaining high profitability

TNAV per share

EUR



4.10
4.19
4.30
Jun-18
Dec-18
Jun-19

Profitability ratios

Underlying RoTE[1]



12.1%
11.7%
2018
H1'19

Underlying RoRWA[1]



1.59%
1.62%
2018
H1'19

(1) Statutory RoTE 2018 11.7% and H1'19 10.5%. Statutory RoRWA 2018 1.55% and H1'19 1.48%

Notes: The averages for the H1 RoTE and RoRWA denominators are calculated on the basis of 7 months from December to June.
For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the statutory RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them.
For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the statutory RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them.

Santander 22

New reporting aligned with our organisational structure

Adapting our reporting to the new organisational structure and according to IFRS 8 requirements 3 regions: Europe, North America and South America Converging the business model, the IT&Ops and shared services UK aligned with ring-fencing structure and Spain with the local customer related business To accelerate progress towards being the best open financial services platform Our digital services are consolidated under a single unit: Note: Digital Services definitions on page 48 24

1 A new, simplified management structure Total customers Loans Customer funds Underlying profit RoTE (EUR million) (EUR billion) (EUR billion) (EUR billion) (%) (1) Adjusted for excess of capital in the US. Otherwise 9.5% .

A SGP - Openbank and Open Digital Services (ODS)

Openbank

One of the largest full service digital banks in Europe, with best in class UX and a profitable business model

Large customer base in Spain ...
- Total customers: **1.2 mn**
- # products per loyal customer: **4.6**

... reflected in transactionality ...
- # transactions[1]: **+29% YoY**

... and high growth and productivity
- Loans: **+164%**; Deposits: **+22% YoY**
- Business[2]: **EUR 36,200 per loyal customer**

Attract, engage and retain customers without a branch network, best user experience and profitability

Open Digital Services (ODS) – BaaS model

A technology company developing a "Banking as a Service" state-of-the-art platform to be used ...

... by Openbank in its international expansion ...

From 🇪🇸 **to** 🇩🇪 🇵🇹 🇳🇱 🇦🇷 🇲🇽 **in the first phase[3]:**

... and become the leading "Banking as a Service" platform to serve third parties

Santander

BaaS = Banking as a Service
UX = user experience
(1) Monetary total transactions through all channels, including ATMs (2) Per month (3) Tentative agenda

26

B SGP—Global Payments Services—Global value propositions Payments platform to better serve existing and new customers with best-in-class value propositions developed globally

C SGP - **Digital Assets - Common solutions** ("built once, used by many")

Our common digital assets and Centres of Digital Expertise help our banks in their digital transformation

Centres of Digital Expertise - Global capabilities

Main centres

	Programmes	Markets
Contact Centre	33	9
Conversion Rate Optimisation	>30	9
Machine Learning	21	9

Digital Assets - Technology projects & solutions[1]

Globile -mobile platform. All countries and business collaborating to develop and reuse global App components (agile projects)

>20 components implemented across 6 countries

Open Platform - common services

Modern cloud-native, mobile first technology infrastructure

Continue leveraging the Group's scale and ensuring all countries have access to the most innovative technology

Santander InnoVentures - Investments in fintech

c. USD 100 mn invested in 24 companies from 7 countries

Santander
(1) Software as a Service (SaaS)
28

Business areas Performance H1’19 02

Increased weight of the Americas (55%) in Group profit H1’19 Underlying attributable profit1 H1’19 Underlying attributable profit in core markets EUR mn and % change vs. H1’18 in constant euros

Brazil: YoY double-digit profit growth, higher RoTE (22%) and better customer service and satisfaction. QoQ strong customer revenue growth P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 2,520 5.5 4,979 6.6 22% +33% Net fee income 924 2.3 1,855 8.7 Loyal/active Digital Total income 3,453 4.2 6,864 6.5 customers customers Operating expenses -1,102 1.0 -2,227 3.1 LLPs -761 10.2 -1,471 -1.7 PBT 1,438 5.1 2,846 14.8 Underlying att. profit 762 8.8 1,482 18.2 3.84% 5.27% (-46 bps) (*) EUR mn and % change in constant euros (+1 bp) Cost of NPL ratio credit ACTIVITY Volumes in EUR bn and % change in constant euros

Spain: revenue affected by lower fee income (CIB) and IFRS 16 impact. Cost improvement reflects first integration synergies. QoQ evolution impacted by the SRF contribution P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 1,009 0.0 2,018 1.1 +4% 31% +21% Net fee income 1 624 0.1 1,247 -6.9 Loyal/active Digital customers customers Total income 1,849 -0.4 3,706 -1.1 Operating expenses -1,020 -0.5 -2,044 -7.3 -6% LLPs -228 -6.0 -470 7.7 PBT 458 -4.1 936 7.4 Underlying att. profit 338 -5.1 694 5.0 +8% 0.41% 7.02% (+5 bps) (*) EUR mn Changes excluding IFRS 16 impact (-60 bps) Cost of NPL ratio credit ACTIVITY Volumes in EUR bn 317 201 2.00% 2.03% 2.05% 2.06% 2.08% +3% Yield on loans 55.2% 0% QoQ 9% 1.70% 1.92% Efficiency QoQ 1.94% ratio RoTE +5% -4% Cost of deposits YoY 0.29% YoY 0.22% 0.19% 0.14% 0.14% Q2’18 Q3 Q4 Q1’19 Q2 Loans Funds Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 32 Customers and credit quality ratios YoY change. Underlying RoTE

SCF: leadership in Europe with best-in-class profitability (RoRWA: 2.3%) and efficiency. Historically low NPL ratio and cost of credit (Q2 portfolio sales) P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 971 3.0 1,911 4.1 19.2 mn 44.6% Net fee income 201 -6.1 415 3.0 Total Efficiency customers ratio Total income 1,154 -1.3 2,321 2.8 Operating expenses -527 3.5 -1,035 2.0 LLPs -59 -51.4 -181 -4.3 PBT 556 -1.1 1,117 2.3 Underlying att. profit 334 2.9 658 -1.0 0.36% 2.24% (-1 bp) (*) EUR mn and % change in constant euros Cost of (-20 bps) credit NPL ratio ACTIVITY Volumes in EUR bn and % change in constant euros

UK: results reflect continued competitive pressure on revenue. Cost improvement and resilient credit quality performance P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 944 -2.9 1,919 -7.2 31% +8% Net fee income 207 -4.0 423 -8.4 Loyal/active Digital Total income 1,183 -1.7 2,388 -8.4 customers customers Operating expenses -703 -4.5 -1,442 -0.6 LLPs -19 -67.7 -80 -22.3 PBT 435 22.2 792 -16.8 Underlying att. profit 327 29.0 582 -13.1 0.06% 1.13% (-4 bps) (*) EUR mn and % change in constant euros (0 bps) Cost of NPL ratio credit ACTIVITY Volumes in EUR bn and % change in constant euros

Note: Volumes in EUR bn; % change YoY in constant euros. Underlying RoTE 35 (1) Adjusted RoTE for excess capital. Otherwise 6%

EUR QoQ strong NII growth favoured by higher inflation (UF) and faster volume growth. YoY profit increased 311 mn 18% driven by good market results and lower provisions, while the NII was affected by lower inflation +4% Profit virtually unchanged in constant euros, as the high inflation adjustment of EUR -74 million was EUR offset by a rise in revenue higher than inflation 73 mn 17% Customer revenue boosted by NII (public securities, higher interest rates and BCRA2 is now 0% considered an equivalent supervisor) and fees (foreign currency transactions and cash deposits) Note: % change YoY in constant euros. Underlying RoTE 36 Adjusted RoTE for excess capital. Otherwise 10% BCRA: Banco Central de la República Argentina

Corporate Centre P&L* H1’19 H1’18 NII -600 -477 Gains/Losses on FT -171 5 Operating expenses -193 -212 Provisions and other income -139 -160 Tax and minority interests 46 -18 Underlying att. profit -1,108 -884 (*) EUR mn Higher loss in NII due to higher stock of issuances and IFRS 16 impact FX hedging cost reflected in results from financial transactions Operating expenses reflect the streamlining and simplification measures 37

Concluding remarks 03

Santander Group continued to deliver good results in a challenging market Larger customer base, increased loyalty ratio, the number of digital customers and their activity Volumes growth higher than in 2018, especially in customer funds Revenue up (+3% with NII +6%), costs reflecting the first synergies (in real terms Group: -2%; Europe -3%) and low levels of cost of credit (<1%) Continued to generate capital organically in Q2, creating shareholder value with a TNAVps +5% YoY, whilst maintaining high profitability A new, simplified organisational structure in 3 regions to accelerate the execution of our strategy With the creation of Santander Global Platform, we are furthering our digital transformation, extending the Group’s talent and scale to high growth payments and digital businesses, targeting retail customers, merchants and SMEs. 39

New geographical areas. Key metrics H1’19 and mid-term targets Key metrics Europe North America Medium-term Medium-term Medium-term Commercial H1’19 targets H1’19 targets H1’19 targets Loyal / Active 35% 40% 29% 31% 26% 31% customers Digital customers 13 mn c.16 mn 4 mn c.7 mn 16 mn c.20 mn # of countries top3 2 All (4) 1* 1* 3 All (4) in CSAT Financial C/I 54% 47-49% 42% 39-41% 36% 33-35% RoTE2 10% 12-14% 10%1 14-16%1 21% 20-22% RoRWA2 1.5% c.2% 2.2% c.2% 3.4% c.3.5% Targets published in the Investor Day adapted to the new geographic areas only. Group targets without any change. (*) US (SBNA) medium-term target: average peers. In H1’19: 7th (In H2’18: 9th) (1) Adjusted for excess of capital in the US. Otherwise 9.5% in H1’19. 40 (2) Underlying

RoTE H1’19 and medium-term target by countries -RoTE (%) H1’19-Medium-term targets 22%->20% 9%-14-16% 15%-14-15% 8%-9-11% 20%-19-21% 11%1-11-13%1 18%-19-20% 13%-13-15% 17%2-14-16%2 Note: underlying RoTE (1) Adjusted for excess of capital. Otherwise, RoTE in H1’19 at 6% 41 (2) Adjusted for excess of capital. Otherwise, RoTE in H1’19 at 10% and medium-term goal 12-14%

We confirm our medium-term goals for the Group Medium-term goals RoTE1 FL CET1 13-15% 11-12% Dividend Efficiency pay-out ratio 42-45% 40-50%

Appendix 04

Appendix Primary segments Secondary segments Other countries Liquidity NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements

Europe: in a low interest rate and low growth environment, results reflect revenue pressure, cost control and good credit quality. Working to simplify and integrate our structure

North America: double digit profit improvement in the US and Mexico, while increasing coordination between both countries P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 2,230 1.4 4,403 8.3 29% +43% Net fee income 463 4.3 901 4.2 Loyal/active Digital customers customers Total income 2,918 4.8 5,672 7.2 Operating expenses -1,214 2.3 -2,386 2.3 LLPs -793 -2.5 -1,597 5.7 PBT 881 22.1 1,594 17.9 Underlying att. profit 503 28.7 889 20.6 2.95% 2.29% (-1 bp) (*) EUR mn and % change in constant euros (-53 bps) Cost of NPL ratio credit ACTIVITY EUR bn and % change in constant euros 123 112 +3% 42.1% 1 +3% 10% QoQ QoQ Efficiency RoTE +10% ratio YoY +7% YoY Loans Funds Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 46 Customers and credit quality ratios YoY change. (1) Adjusted for excess of capital in the US. Otherwise 9.5%

South America: strong growth in profit and volumes. Focus on accelerating profitable growth, strengthening a more connected regional network P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 3,425 9.2 6,647 9.4 26% +26% Net fee income 1,178 2.9 2,355 10.9 Loyal/active Digital customers customers Total income 4,647 6.5 9,134 8.7 Operating expenses -1,664 4.0 -3,309 9.1 LLPs -956 8.8 -1,859 2.4 PBT 1,876 8.0 3,661 12.3 2.87% Underlying att. profit 1,035 14.7 1,961 14.9 (-23 bps) 4.81% (*) EUR mn and % change in constant euros (-1 bp) Cost of NPL ratio credit ACTIVITY EUR bn and % change in constant euros 173 131 +2% +5% 36.2% 21% QoQ QoQ Efficiency RoTE ratio +9% +11% YoY YoY Loans Funds Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds 47 Customers and credit quality ratios YoY change. Underlying RoTE

One of the largest full service digital bank in Europe, with best in class UX and a profitable business model To attract, engage and retain customers without a branch network, best user experience and profitability Global Payments Services Superdigital—“Banking without a bank”—platform that allows customers to open a digital payments account Pago FX- App for the open market with low cost, transparent, same day or next day international transfers Global Merchant Services—Create a single global merchant services (acquiring) business platform across our footprint. It will also serve multinational merchants as a single point of interaction and potentially non-group entities Global Trade Services—Strategic initiative to leverage Santander’s strength in trade and cross-border services, to develop a leading service platform in international business (Trade Finance, Supply chain, FX payments products…) A technology company developing a new banking platform to be used by Openbank in its international expansion. In addition, to become the leading “Banking as a Service” platform to serve third parties Digital Assets Centres of Digital Expertise—Global capabilities to drive digital transformation: Contact Centre, Conversion Rate Optimisation and Machine Learning Santander InnoVentures—Our venture capital investments in the fintech ecosystem, positioning Santander as an innovative bank and benchmark for the sector and leveraging digital capabilities for our customers Digital Assets—Group-wide technology projects and solutions for our banks and third parties under a Software as a Service (SaaS) model. Globile and Open Platform as examples 48

Appendix Primary segments Secondary segments Other countries Liquidity NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 49

Retail Banking: continued focus on customer loyalty and digital transformation. We continued to launch new products and services that cover the needs of our customers P&L* Q2’19 % Q1’19 H1’19 % H1’18 ACTIVITY NII 8,390 3.5 16,553 4.8 EUR bn and % change in constant euros Net fee income 2,269 -0.9 4,583 5.2 769 700 Total income 10,881 2.9 21,528 3.9 +1% +4% Operating expenses -4,882 1.7 -9,712 1.5 QoQ QoQ LLPs -2,090 -2.6 -4,251 4.7 +3% +7% PBT 3,512 8.5 6,776 6.5 YoY YoY Underlying att. profit 2,053 14.7 3,856 6.0 Loans Funds (*) EUR mn and % change in constant euros 74% +10% +22% 45.1% Weight of profit Loyal Digital Efficiency / operating customers customers areas YoY YoY ratio 50

Corporate & Investment Banking: profit growth YoY with good evolution of value-added businesses, offset by reduced activity in markets P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 701 8.0 1,354 22.5 Net fee income 377 7.6 730 -9.3 Total income 1,313 2.5 2,606 5.3 Operating expenses -559 0.3 -1,119 9.1 LLPs -46 375.1 -55 -55.7 PBT 693 -0.1 1,396 8.4 Underlying att. profit 434 -3.2 889 9.5 (*) EUR mn and % change in constant euros 17% +17% Weight of profit / operating Collaboration areas revenue (1) YoY changes in constant euros 1.9% 42.9% RoRWA Efficiency ratio 51

Wealth Management & Insurance: strategic initiatives focused on the development of Private Banking’s global and digital platform and strengthening SAM and Insurance’s value proposition ACTIVITY P&L* Q2’19 % Q1’19 H1’19 % H1’18 EUR bn and % change YoY in constant euros NII 144 3.4 283 10.7 Total AUM 377 +3% Net fee income 298 8.5 574 -0.8(**) Funds and investments* 233 +3% Total income 560 6.9 1,085 5.9 Operating expenses -226 -1.7 -455 2.3 - SAM 195 +3% LLPs 0 — 7 — - Private Banking 64 +2% PBT 332 11.6 632 10.1 Custody of customer funds 89 +1% Underlying att. profit 241 11.3 459 10.1 (*) EUR mn and % change in constant euros Customer deposits 55 +7% (**) Including total fee income generated by asset management and insurance transferred to the commercial network: +4% YoY Customer loans 15 +9% (*) Total adjusted for funds from private banking customers managed by SAM Note: Total assets marketed and/or managed in 2019 and 2018

Appendix Primary segments Secondary segments Other countries Liquidity NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements

USA: another positive quarter for Santander US, with strong business volumes and profit growth. YoY NII and LLP comparison impacted by reclassification of TDRs P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 1,453 2.2 2,860 6.8 19% +9% Net fee income 244 3.3 479 3.1 Loyal/active Digital customers customers Total income 1,920 4.7 3,734 7.4 Operating expenses -805 2.7 -1,581 0.1 LLPs -568 -8.1 -1,178 7.4 PBT 521 39.6 891 23.1 Underlying att. profit 284 55.1 465 30.2 3.09% 2.32% (+7 bps) (-59 bps) (*) EUR mn and % change in constant euros Cost of NPL ratio credit ACTIVITY Volumes in EUR bn and % change in constant euros

Mexico: continued to increase customer base, volumes and profitability. Double-digit profit growth due to higher customer revenue and lower cost of credit P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 777 -0.1 1,543 11.2 31% +57% Net fee income 218 5.4 423 5.6 Loyal/active Digital Total income 999 4.9 1,938 7.0 customers customers Operating expenses -409 1.5 -806 7.1 LLPs -225 15.2 -419 1.1 PBT 360 3.3 703 11.9 Underlying att. profit 219 5.4 424 11.6 2.61% 2.21% (-17 bps) (*) EUR mn and % change in constant euros (-37 bps) Cost of NPL ratio credit ACTIVITY Volumes in EUR bn and % change in constant euros

Chile: QoQ strong NII growth favoured by higher inflation (UF) and faster volume growth. YoY profit increased driven by good market results and lower provisions. NII affected by lower inflation P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 500 15.0 940 -1.7 46% +12% Net fee income 97 -4.5 200 -9.4 Loyal/active Digital Total income 656 10.8 1,255 0.9 customers customers Operating expenses -269 6.8 -524 1.7 LLPs -105 4.2 -208 -9.4 PBT 281 1.9 560 1.5 Underlying att. profit 163 11.4 311 4.4 1.10% 4.52% (-8 bps) (*) EUR mn and % change in constant euros (-34 bps) Cost of NPL ratio credit ACTIVITY Volumes in EUR bn and % change in constant euros

Portugal: Profit growth thanks to ALCO portfolio sales, lower costs due to integration synergies and LLP releases (strong improvement in credit quality) P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 213 -1.2 429 -1.4 45% +13% Net fee income 99 0.8 197 4.1 Loyal/active Digital customers customers Total income 354 -0.9 712 3.5 Operating expenses -154 -1.9 -312 -3.8 LLPs -1 — 12 — PBT 186 -3.9 379 16.9 Underlying att. profit 125 -7.1 260 13.5 0.03% 5.00% (-7 bps) (*) EUR mn (-255 bps) Cost of NPL ratio credit ACTIVITY Volumes in EUR bn 42 37

Poland: strong top line growth not reflected in underlying profit due to higher BFG and Banking Tax contribution. QoQ growth from dividend income and the non-repeat of BFG and Banking Tax P&L* Q2’19 % Q1’19 H1’19 % H1’18 NII 284 0.6 565 18.0 52% +13% Net fee income 117 2.3 230 3.2 Loyal/active Digital customers customers Total income 440 16.1 817 13.6 Operating expenses -176 1.3 -349 12.0 LLPs -64 46.5 -107 25.1 PBT 166 30.0 293 6.5 Underlying att. profit 89 43.8 150 -1.5 0.66% 4.21% (-5 bps) (*) EUR mn and % change in constant euros (-37 bps) Cost of NPL ratio credit ACTIVITY Volumes in EUR bn and % change in constant euros BFG: Bank Guarantee Fund. FY2019 paid in Q1’19. Higher contribution to BFG and Banking Tax YoY due to DBP integration Adjusted for excess capital. Otherwise, 10%

Argentina: profit virtually unchanged in constant euros, as the high inflation adjustment of EUR -74 million was offset by a rise in revenue higher than inflation

Uruguay and Andean Region. Underlying attributable profit 29% 18% 7% RoTE RoTE RoTE Note: Constant EUR mn and underlying RoTE 60

Appendix Primary segments Secondary segments Other countries Liquidity NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements 61

Well-funded, prudent and highly liquid balance sheet with high contribution from customer deposits and diversified wholesale instruments Financial assets 206 Fixed assets & other 100 12 month average, provisional UK Ring-fenced bank. Spain Parent bank

Appendix Primary segments Secondary segments Other countries Liquidity NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements

Appendix Coverage ratio by stage Exposure1 Coverage EUR bn Jun-19 Jun-19 Jun-18 Stage 1 870 0.5% 0.6% Stage 2 53 8.5% 8.5% Stage 3 34 42.8% 43.2% (1) Exposure subject to impairment expressed in EUR bn. Additionally, there are EUR 24 bn in customer loans not subject to impairment recorded at mark to market 64 with changes through P&L

Appendix NPL ratio % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 EUROPE 4.08 3.97 3.90 3.67 3.61 3.48 Spain 7.74 7.62 7.55 7.32 7.29 7.02 Santander Consumer Finance 2.48 2.44 2.45 2.29 2.33 2.24 United Kingdom 1.17 1.13 1.12 1.08 1.17 1.13 Portugal 8.29 7.55 7.43 5.94 5.77 5.00 Poland 4.77 4.58 4.23 4.28 4.39 4.21 NORTH AMERICA 2.80 2.82 2.83 2.79 2.33 2.29 US 2.86 2.91 3.00 2.92 2.41 2.32 Mexico 2.68 2.58 2.41 2.43 2.12 2.21 SOUTH AMERICA 4.83 4.82 4.83 4.81 4.83 4.81 Brazil 5.26 5.26 5.26 5.25 5.26 5.27 Chile 5.00 4.86 4.78 4.66 4.67 4.52 Argentina 2.54 2.40 2.47 3.17 3.50 3.79 TOTAL GROUP 4.02 3.92 3.87 3.73 3.62 3.51 65

Appendix Coverage ratio % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 EUROPE 54.4 52.9 52.1 50.1 49.5 49.9 Spain 49.8 47.5 46.4 43.7 43.3 42.9 Santander Consumer Finance 107.2 107.7 106.4 106.4 105.3 105.9 United Kingdom 34.4 33.8 33.0 32.9 30.9 31.9 Portugal 53.9 52.7 53.4 50.5 50.7 52.9 Poland 72.0 72.1 71.6 67.1 67.6 69.7 NORTH AMERICA 153.5 146.5 139.4 137.4 153.4 150.3 US 169.1 156.9 145.5 142.8 161.0 158.4 Mexico 113.5 116.1 120.5 119.7 130.1 126.9 SOUTH AMERICA 96.5 94.4 94.1 94.6 94.1 93.0 Brazil 110.4 108.7 109.1 106.9 107.7 105.5 Chile 61.0 60.0 59.6 60.6 59.7 59.1 Argentina 121.3 121.5 124.0 135.0 118.6 126.4 TOTAL GROUP 70.0 68.6 67.9 67.4 67.8 68.1

Appendix Non-performing loans and loan-loss allowances. June 2019 Non-performing loans Loan-loss allowances 100%: EUR 34,185 million 100%: EUR 23,165 million Percentage over Group’s total 67

Appendix Cost of credit % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 EUROPE 0.24 0.25 0.26 0.24 0.24 0.24 Spain 0.35 0.36 0.41 0.38 0.40 0.41 Santander Consumer Finance 0.36 0.37 0.40 0.38 0.38 0.36 United Kingdom 0.11 0.10 0.09 0.07 0.07 0.06 Portugal 0.08 0.10 0.03 0.09 0.03 0.03 Poland 0.69 0.71 0.69 0.65 0.61 0.66 NORTH AMERICA 3.22 2.96 2.92 3.12 2.97 2.95 US 3.29 3.02 3.00 3.27 3.11 3.09 Mexico 2.95 2.78 2.72 2.75 2.62 2.61 SOUTH AMERICA 3.15 3.10 3.00 2.99 2.89 2.87 Brazil 4.35 4.30 4.17 4.06 3.88 3.84 Chile 1.22 1.18 1.18 1.19 1.13 1.10 Argentina 2.06 2.47 2.92 3.45 4.02 4.33 TOTAL GROUP 1.04 0.99 0.98 1.00 0.97 0.98

Appendix Primary segments Secondary segments Other countries Liquidity NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements

Santander Responsible Banking Adapting to the new business environment We are facing a new business environment that requires a motivated, skilled workforce that can deliver what customers need and harness the power of new technology while we face new regulations and laws Our task is to exceed our stakeholders’ expectations, and do the basics brilliantly, every day. Key to this is having a strong culture—a business in which all we do is Simple, Personal and Fair We will continue supporting inclusive and sustainable growth Inclusive: meeting all our customers’ needs; helping companies to create jobs; helping people to be financially empowered, and get the education and skills they need. Sustainable: supporting the transition to a low carbon economy; and helping financing renewable energy, smart and sustainable infrastructures, while taking into account social and environmental risks and opportunities Our activity helps us to address a number of the United Nations’ Sustainable Development Goals, and support the Paris Agreement’s aim to combat climate change and adapt to its effects. We are: …embedding sustainability-UNEP FI across business areas and-contributing to develop-Principles for methods to align with the-Responsible Paris Agreement and-Banking contribute to the SDGs.-…fulfilling our fundamental- responsibilities in the-UN Global areas of human rights,-Compact labour, environment and-principles anticorruption.-…identifying and-assessing risk and-Task Force for opportunities developing a-Climate-related forward looking climate-Financial strategy and disclosing to-Disclosure stakeholders.-

(1) According to a well-known external source in each country (e.g. Great Place to Work, Merco); (2) Senior positions represent 1% of total workforce; (3) Compares employees of the same job, level and function; (4) Mostly unbanked and underbanked, empowered through products, services and social investment initiatives – to get access to the financial system, receive tailored finance and increase knowledge and resilience through financial 71 education; (5) Includes SAN overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients transition to a low carbon economy. Commitment from 2019 to 2030 is 220Bn; (6) For countries where it is possible to certify the source of the electricity for the Group’s properties; (7) Supported through SAN Universities (students who receive a Santander scholarship, are interns in an SME or participate in entrepreneurship programmes supported by SAN); (8) Excluding people helped through SAN Universities and financial education initiatives

Appendix Primary segments Secondary segments Other countries Liquidity NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements

Appendix

GRUPO SANTANDER

EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	8,454	8,477	8,349	9,061	8,682	8,954	16,931	17,636
Net fee income	2,955	2,934	2,640	2,956	2,931	2,932	5,889	5,863
Gains (losses) on financial transactions and other	742	600	731	525	472	465	1,342	937
Total income	**12,151**	**12,011**	**11,720**	**12,542**	**12,085**	**12,351**	**24,162**	**24,436**
Operating expenses	(5,764)	(5,718)	(5,361)	(5,936)	(5,758)	(5,829)	(11,482)	(11,587)
Net operating income	**6,387**	**6,293**	**6,359**	**6,606**	**6,327**	**6,522**	**12,680**	**12,849**
Net loan-loss provisions	(2,282)	(2,015)	(2,121)	(2,455)	(2,172)	(2,141)	(4,297)	(4,313)
Other gains (losses) and provisions	(416)	(487)	(488)	(605)	(471)	(486)	(903)	(957)
Underlying profit before tax	**3,689**	**3,791**	**3,750**	**3,546**	**3,684**	**3,895**	**7,480**	**7,579**
Underlying consolidated profit	**2,409**	**2,412**	**2,356**	**2,369**	**2,358**	**2,542**	**4,821**	**4,900**
Underlying attributable profit	**2,054**	**1,998**	**1,990**	**2,022**	**1,948**	**2,097**	**4,052**	**4,045**
Net capital gains and provisions*	—	(300)	—	46	(108)	(706)	(300)	(814)
Attributable profit	2,054	1,698	1,990	2,068	1,840	1,391	3,752	3,231

(*) Including: in Q2'18, costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal in Q4'18, badwill in Poland for the integration of Deutsche Bank Polska's retail and SMEs businesses in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs in Spain and UK and PPI

Santander

73

Appendix

GRUPO SANTANDER

Constant EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	8,278	8,438	8,722	8,987	8,650	8,986	16,716	17,636
Net fee income	2,843	2,886	2,802	2,883	2,917	2,946	5,729	5,863
Gains (losses) on financial transactions and other	735	582	782	534	472	465	1,317	937
Total income	**11,855**	**11,906**	**12,307**	**12,404**	**12,039**	**12,397**	**23,762**	**24,436**
Operating expenses	(5,641)	(5,671)	(5,626)	(5,827)	(5,742)	(5,845)	(11,312)	(11,587)
Net operating income	**6,214**	**6,235**	**6,681**	**6,577**	**6,297**	**6,552**	**12,449**	**12,849**
Net loan-loss provisions	(2,249)	(2,004)	(2,237)	(2,444)	(2,164)	(2,149)	(4,253)	(4,313)
Other gains (losses) and provisions	(398)	(470)	(522)	(600)	(469)	(488)	(868)	(957)
Underlying profit before tax	**3,567**	**3,761**	**3,922**	**3,533**	**3,664**	**3,915**	**7,328**	**7,579**
Underlying consolidated profit	**2,336**	**2,396**	**2,470**	**2,371**	**2,347**	**2,553**	**4,732**	**4,900**
Underlying attributable profit	**1,983**	**1,977**	**2,096**	**2,021**	**1,938**	**2,107**	**3,960**	**4,045**
Net capital gains and provisions*	—	(300)	—	46	(111)	(703)	(300)	(814)
Attributable profit	1,983	1,677	2,096	2,067	1,827	1,404	3,660	3,231

(*) Including: in Q2'18, costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal in Q4'18, badwill in Poland for the integration of Deutsche Bank Polska's retail and SMEs businesses in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs in Spain and UK and PPI

Santander

74

Appendix EUROPE EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 3,502 3,508 3,562 3,631 3,561 3,580 7,010 7,141 Net fee income 1,372 1,382 1,354 1,327 1,327 1,304 2,754 2,630 Gains (losses) on financial transactions and other 477 282 503 355 337 304 759 642 Total income 5,352 5,173 5,419 5,314 5,225 5,188 10,524 10,413 Operating expenses (2,841) (2,825) (2,735) (2,764) (2,802) (2,789) (5,666) (5,591) Net operating income 2,510 2,348 2,684 2,550 2,423 2,399 4,858 4,822 Net loan-loss provisions (457) (403) (406) (306) (457) (387) (859) (844) Other gains (losses) and provisions (195) (194) (205) (435) (198) (231) (388) (429) Underlying profit before tax 1,859 1,751 2,072 1,809 1,768 1,781 3,610 3,549 Underlying consolidated profit 1,359 1,276 1,498 1,339 1,276 1,306 2,635 2,583 Underlying attributable profit 1,260 1,162 1,384 1,242 1,163 1,191 2,422 2,354 75

Appendix EUROPE Constant EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 3,506 3,507 3,583 3,646 3,561 3,580 7,013 7,141 Net fee income 1,373 1,383 1,359 1,331 1,327 1,304 2,756 2,630 Gains (losses) on financial transactions and other 480 282 505 356 337 304 762 642 Total income 5,359 5,172 5,448 5,333 5,225 5,188 10,531 10,413 Operating expenses (2,847) (2,827) (2,752) (2,775) (2,802) (2,789) (5,674) (5,591) Net operating income 2,511 2,345 2,696 2,558 2,423 2,399 4,857 4,822 Net loan-loss provisions (456) (403) (407) (308) (457) (387) (859) (844) Other gains (losses) and provisions (195) (193) (206) (436) (198) (231) (389) (429) Underlying profit before tax 1,860 1,750 2,083 1,814 1,768 1,781 3,610 3,549 Underlying consolidated profit 1,360 1,274 1,506 1,343 1,276 1,306 2,634 2,583 Underlying attributable profit 1,261 1,161 1,391 1,246 1,163 1,191 2,422 2,354 76

Appendix Spain EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 969 1,026 1,044 1,054 1,009 1,009 1,995 2,018 Net fee income 669 671 651 633 623 624 1,340 1,247 Gains (losses) on financial transactions and other 247 163 370 117 224 216 411 440 Total income 1,885 1,860 2,065 1,804 1,857 1,849 3,746 3,706 Operating expenses (1,112) (1,093) (1,065) (1,068) (1,025) (1,020) (2,205) (2,044) Net operating income 773 767 1,000 737 832 829 1,540 1,661 Net loan-loss provisions (217) (220) (213) (140) (242) (228) (437) (470) Other gains (losses) and provisions (131) (102) (132) (60) (112) (143) (233) (255) Underlying profit before tax 425 446 655 537 478 458 871 936 Underlying consolidated profit 326 335 486 408 356 338 661 694 Underlying attributable profit 326 335 486 408 356 338 661 694

Appendix Santander Consumer Finance EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 915 928 937 943 941 971 1,843 1,911 Net fee income 215 188 206 189 214 201 403 415 Gains (losses) on financial transactions and other 10 10 13 56 13 (18) 21 (5) Total income 1,140 1,126 1,157 1,187 1,167 1,154 2,266 2,321 Operating expenses (510) (508) (476) (495) (508) (527) (1,018) (1,035) Net operating income 630 618 681 692 659 627 1,248 1,286 Net loan-loss provisions (120) (69) (124) (47) (122) (59) (189) (181) Other gains (losses) and provisions 24 13 5 (166) 24 (12) 36 12 Underlying profit before tax 534 562 561 479 561 556 1,096 1,117 Underlying consolidated profit 388 411 405 357 402 401 799 803 Underlying attributable profit 322 345 331 295 324 334 667 658

Appendix Santander Consumer Finance Constant EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 912 925 935 942 941 970 1,836 1,911 Net fee income 214 188 206 189 214 201 402 415 Gains (losses) on financial transactions and other 11 10 14 56 13 (18) 21 (5) Total income 1,136 1,123 1,155 1,186 1,168 1,153 2,259 2,321 Operating expenses (508) (507) (475) (495) (508) (526) (1,015) (1,035) Net operating income 628 616 680 691 659 627 1,244 1,286 Net loan-loss provisions (120) (69) (124) (47) (122) (59) (189) (181) Other gains (losses) and provisions 24 13 5 (166) 24 (12) 37 12 Underlying profit before tax 532 560 561 478 561 555 1,092 1,117 Underlying consolidated profit 386 409 404 357 402 401 796 803 Underlying attributable profit 321 344 331 294 324 334 664 658

Appendix United Kingdom EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 1,023 1,029 1,016 1,011 975 944 2,052 1,919 Net fee income 219 240 230 224 216 207 459 423 Gains (losses) on financial transactions and other 29 50 55 8 15 32 79 46 Total income 1,270 1,319 1,300 1,242 1,206 1,183 2,590 2,388 Operating expenses (725) (715) (697) (700) (739) (703) (1,440) (1,442) Net operating income 545 605 603 542 467 479 1,150 946 Net loan-loss provisions (66) (36) (26) (43) (61) (19) (102) (80) Other gains (losses) and provisions (59) (44) (63) (155) (50) (25) (103) (75) Underlying profit before tax 420 524 514 344 357 435 944 792 Underlying consolidated profit 297 382 364 254 260 333 678 593 Underlying attributable profit 290 375 358 249 254 327 665 582

Appendix United Kingdom GBP million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 904 901 907 896 850 825 1,805 1,676 Net fee income 193 210 205 198 189 181 404 370 Gains (losses) on financial transactions and other 25 44 49 7 13 28 69 40 Total income 1,122 1,156 1,160 1,101 1,052 1,034 2,278 2,086 Operating expenses (641) (626) (622) (620) (644) (615) (1,267) (1,259) Net operating income 481 530 538 481 407 419 1,011 826 Net loan-loss provisions (58) (32) (24) (38) (53) (17) (90) (70) Other gains (losses) and provisions (52) (39) (56) (137) (43) (22) (91) (65) Underlying profit before tax 371 460 458 306 311 380 831 691 Underlying consolidated profit 262 335 325 225 227 291 597 518 Underlying attributable profit 257 328 319 221 222 286 585 508 81

Appendix Portugal EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 222 213 211 211 216 213 435 429 Net fee income 98 91 92 96 98 99 189 197 Gains (losses) on financial transactions and other 22 42 20 26 44 42 63 86 Total income 341 346 323 334 357 354 688 712 Operating expenses (159) (165) (157) (162) (157) (154) (324) (312) Net operating income 182 181 165 171 200 200 363 400 Net loan-loss provisions (8) (0) (11) (12) 13 (1) (8) 12 Other gains (losses) and provisions (9) (22) 13 36 (20) (13) (31) (33) Underlying profit before tax 166 159 166 195 193 186 324 379 Underlying consolidated profit 127 103 115 136 135 126 231 261 Underlying attributable profit 127 103 114 136 135 125 229 260

Appendix Poland EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 247 240 243 265 281 284 487 565 Net fee income 112 114 111 115 113 117 227 230 Gains (losses) on financial transactions and other (26) 44 13 10 (18) 39 17 22 Total income 333 398 367 390 377 440 731 817 Operating expenses (154) (163) (157) (165) (173) (176) (317) (349) Net operating income 178 236 210 224 204 263 414 467 Net loan-loss provisions (46) (41) (33) (41) (43) (64) (87) (107) Other gains (losses) and provisions (13) (34) (26) (61) (34) (34) (48) (68) Underlying profit before tax 119 160 151 122 127 166 280 293 Underlying consolidated profit 89 131 114 88 89 130 220 219 Underlying attributable profit 63 92 80 61 61 89 155 150

Appendix Poland PLN million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 1,031 1,025 1,047 1,139 1,209 1,216 2,055 2,425 Net fee income 469 487 478 493 488 499 957 987 Gains (losses) on financial transactions and other (110) 183 54 41 (76) 168 73 92 Total income 1,390 1,695 1,579 1,674 1,622 1,883 3,085 3,505 Operating expenses (646) (693) (676) (710) (745) (755) (1,339) (1,500) Net operating income 745 1,002 904 963 877 1,128 1,746 2,005 Net loan-loss provisions (191) (175) (143) (177) (186) (272) (366) (458) Other gains (losses) and provisions (55) (146) (113) (261) (145) (146) (201) (291) Underlying profit before tax 499 681 648 525 546 710 1,180 1,256 Underlying consolidated profit 371 557 489 379 385 556 928 941 Underlying attributable profit 262 391 344 263 264 379 653 643

Appendix Other Europe EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 127 71 111 147 139 159 198 299 Net fee income 60 77 64 71 62 56 137 118 Gains (losses) on financial transactions and other 196 (27) 32 139 60 (7) 169 53 Total income 382 122 207 357 261 209 504 469 Operating expenses (181) (181) (182) (174) (200) (208) (361) (408) Net operating income 202 (59) 24 183 61 0 142 62 Net loan-loss provisions 0 (36) 1 (24) (2) (16) (36) (18) Other gains (losses) and provisions (7) (4) (0) (28) (7) (4) (11) (11) Underlying profit before tax 194 (99) 25 131 52 (19) 95 33 Underlying consolidated profit 132 (86) 15 96 33 (21) 46 13 Underlying attributable profit 132 (87) 15 94 32 (22) 45 10

Appendix Other Europe Constant EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 129 72 111 147 139 159 200 299 Net fee income 61 78 65 71 62 56 140 118 Gains (losses) on financial transactions and other 197 (26) 33 139 60 (7) 171 53 Total income 387 124 208 358 261 208 511 469 Operating expenses (184) (183) (184) (174) (200) (208) (367) (408) Net operating income 203 (59) 25 183 61 0 144 62 Net loan-loss provisions (0) (36) 1 (24) (2) (16) (36) (18) Other gains (losses) and provisions (8) (4) (0) (28) (7) (4) (12) (11) Underlying profit before tax 196 (99) 25 131 53 (19) 96 33 Underlying consolidated profit 133 (86) 15 96 34 (21) 47 13 Underlying attributable profit 133 (87) 16 94 32 (22) 46 10

Appendix NORTH AMERICA EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 1,869 1,933 2,065 2,286 2,173 2,230 3,802 4,403 Net fee income 402 408 407 399 439 463 809 901 Gains (losses) on financial transactions and other 138 197 194 178 142 226 335 368 Total income 2,409 2,538 2,666 2,863 2,753 2,918 4,947 5,672 Operating expenses (1,078) (1,103) (1,134) (1,173) (1,172) (1,214) (2,181) (2,386) Net operating income 1,331 1,435 1,532 1,690 1,581 1,705 2,766 3,286 Net loan-loss provisions (779) (634) (876) (1,159) (804) (793) (1,413) (1,597) Other gains (losses) and provisions (26) (62) (74) (40) (64) (31) (88) (95) Underlying profit before tax 526 739 581 491 713 881 1,265 1,594 Underlying consolidated profit 397 535 423 383 526 664 932 1,189 Underlying attributable profit 298 393 318 296 386 503 690 889 87

Appendix NORTH AMERICA Constant EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 2,018 2,047 2,120 2,341 2,186 2,217 4,066 4,403 Net fee income 432 432 416 409 441 460 865 901 Gains (losses) on financial transactions and other 151 208 200 180 143 225 359 368 Total income 2,601 2,688 2,735 2,930 2,770 2,902 5,289 5,672 Operating expenses (1,165) (1,167) (1,162) (1,198) (1,179) (1,207) (2,332) (2,386) Net operating income 1,437 1,521 1,573 1,732 1,590 1,695 2,957 3,286 Net loan-loss provisions (843) (669) (903) (1,191) (809) (788) (1,511) (1,597) Other gains (losses) and provisions (28) (66) (77) (40) (64) (31) (94) (95) Underlying profit before tax 566 786 592 501 718 876 1,352 1,594 Underlying consolidated profit 427 569 431 392 529 660 996 1,189 Underlying attributable profit 320 418 324 303 389 500 737 889

Appendix United States EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 1,221 1,281 1,337 1,553 1,407 1,453 2,501 2,860 Net fee income 214 219 208 217 234 244 434 479 Gains (losses) on financial transactions and other 143 170 190 196 174 222 313 396 Total income 1,578 1,670 1,735 1,967 1,815 1,920 3,248 3,734 Operating expenses (736) (738) (749) (796) (775) (805) (1,475) (1,581) Net operating income 842 931 986 1,171 1,039 1,115 1,773 2,154 Net loan-loss provisions (579) (445) (649) (945) (611) (568) (1,024) (1,178) Other gains (losses) and provisions (23) (50) (69) (57) (58) (26) (73) (84) Underlying profit before tax 240 436 268 169 370 521 676 891 Underlying consolidated profit 173 297 174 122 260 383 471 643 Underlying attributable profit 124 209 124 91 181 284 334 465

Appendix United States USD million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 1,500 1,526 1,555 1,780 1,598 1,633 3,026 3,231 Net fee income 263 261 241 248 266 275 525 541 Gains (losses) on financial transactions and other 176 203 222 225 197 250 379 447 Total income 1,940 1,990 2,018 2,252 2,061 2,158 3,929 4,219 Operating expenses (905) (879) (869) (908) (881) (905) (1,784) (1,786) Net operating income 1,035 1,111 1,148 1,344 1,180 1,253 2,145 2,433 Net loan-loss provisions (712) (528) (758) (1,092) (694) (637) (1,239) (1,331) Other gains (losses) and provisions (28) (60) (81) (65) (66) (29) (88) (95) Underlying profit before tax 295 523 308 187 420 586 818 1,007 Underlying consolidated profit 213 356 200 135 295 431 570 726 Underlying attributable profit 153 251 143 101 206 319 404 525

Appendix Mexico EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 649 653 728 733 766 777 1,301 1,543 Net fee income 187 188 199 181 204 218 376 423 Gains (losses) on financial transactions and other (5) 27 3 (18) (32) 4 22 (28) Total income 831 868 931 897 939 999 1,699 1,938 Operating expenses (342) (364) (385) (378) (397) (409) (706) (806) Net operating income 489 504 546 519 542 590 993 1,132 Net loan-loss provisions (200) (189) (227) (215) (193) (225) (389) (419) Other gains (losses) and provisions (3) (12) (5) 17 (6) (5) (15) (10) Underlying profit before tax 286 303 313 321 343 360 589 703 Underlying consolidated profit 224 237 249 261 266 280 461 547 Underlying attributable profit 173 183 194 205 205 219 357 424

Appendix

Mexico
MXN million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	14,945	15,080	16,086	16,573	16,703	16,694	30,026	33,397
Net fee income	4,312	4,355	4,390	4,098	4,455	4,695	8,666	9,149
Gains (losses) on financial transactions and other	(114)	623	71	(407)	(687)	83	509	(604)
Total income	**19,143**	**20,058**	**20,546**	**20,264**	**20,471**	**21,471**	**39,201**	**41,942**
Operating expenses	(7,870)	(8,418)	(8,504)	(8,534)	(8,655)	(8,786)	(16,289)	(17,441)
Net operating income	**11,273**	**11,640**	**12,043**	**11,730**	**11,816**	**12,685**	**22,913**	**24,501**
Net loan-loss provisions	(4,610)	(4,357)	(5,020)	(4,853)	(4,211)	(4,850)	(8,967)	(9,062)
Other gains (losses) and provisions	(72)	(272)	(115)	383	(120)	(105)	(344)	(225)
Underlying profit before tax	**6,591**	**7,011**	**6,908**	**7,259**	**7,485**	**7,729**	**13,601**	**15,214**
Underlying consolidated profit	**5,155**	**5,484**	**5,491**	**5,892**	**5,804**	**6,028**	**10,639**	**11,832**
Underlying attributable profit	**3,995**	**4,233**	**4,281**	**4,626**	**4,472**	**4,713**	**8,228**	**9,185**

Santander

92

Appendix

SOUTH AMERICA

EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	3,298	3,259	2,952	3,382	3,222	3,425	6,557	6,647
Net fee income	1,189	1,151	903	1,254	1,178	1,178	2,340	2,355
Gains (losses) on financial transactions and other	123	131	28	4	88	45	254	132
Total income	**4,610**	**4,541**	**3,883**	**4,640**	**4,487**	**4,647**	**9,151**	**9,134**
Operating expenses	(1,716)	(1,645)	(1,353)	(1,843)	(1,645)	(1,664)	(3,361)	(3,309)
Net operating income	**2,894**	**2,896**	**2,530**	**2,797**	**2,842**	**2,984**	**5,790**	**5,825**
Net loan-loss provisions	(1,010)	(948)	(810)	(968)	(903)	(956)	(1,958)	(1,859)
Other gains (losses) and provisions	(152)	(181)	(153)	(177)	(154)	(151)	(333)	(306)
Underlying profit before tax	**1,732**	**1,767**	**1,566**	**1,652**	**1,785**	**1,876**	**3,499**	**3,661**
Underlying consolidated profit	**1,077**	**1,084**	**895**	**1,020**	**1,093**	**1,205**	**2,161**	**2,297**
Underlying attributable profit	**920**	**926**	**747**	**858**	**926**	**1,035**	**1,846**	**1,961**

Santander

93

Appendix

SOUTH AMERICA

Constant EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	2,969	3,107	3,250	3,239	3,177	3,470	6,076	6,647
Net fee income	1,045	1,078	1,050	1,168	1,161	1,195	2,123	2,355
Gains (losses) on financial transactions and other	101	102	71	10	87	45	203	132
Total income	**4,115**	**4,287**	**4,372**	**4,417**	**4,424**	**4,710**	**8,402**	**9,134**
Operating expenses	(1,501)	(1,532)	(1,574)	(1,699)	(1,622)	(1,687)	(3,033)	(3,309)
Net operating income	**2,614**	**2,755**	**2,798**	**2,718**	**2,802**	**3,023**	**5,369**	**5,825**
Net loan-loss provisions	(914)	(902)	(899)	(925)	(890)	(969)	(1,816)	(1,859)
Other gains (losses) and provisions	(132)	(161)	(183)	(170)	(151)	(154)	(292)	(306)
Underlying profit before tax	**1,569**	**1,692**	**1,716**	**1,624**	**1,760**	**1,900**	**3,261**	**3,661**
Underlying consolidated profit	**974**	**1,035**	**993**	**1,009**	**1,078**	**1,219**	**2,009**	**2,297**
Underlying attributable profit	**826**	**881**	**840**	**846**	**913**	**1,048**	**1,707**	**1,961**

Santander

94

Appendix

Brazil
EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	2,482	2,424	2,377	2,475	2,459	2,520	4,906	4,979
Net fee income	920	872	776	929	931	924	1,792	1,855
Gains (losses) on financial transactions and other	42	27	27	(8)	21	9	70	30
Total income	**3,445**	**3,323**	**3,180**	**3,396**	**3,411**	**3,453**	**6,768**	**6,864**
Operating expenses	(1,169)	(1,100)	(1,036)	(1,196)	(1,125)	(1,102)	(2,269)	(2,227)
Net operating income	**2,276**	**2,224**	**2,145**	**2,201**	**2,286**	**2,351**	**4,499**	**4,637**
Net loan-loss provisions	(822)	(750)	(665)	(726)	(710)	(761)	(1,571)	(1,471)
Other gains (losses) and provisions	(154)	(170)	(174)	(198)	(167)	(153)	(325)	(320)
Underlying profit before tax	**1,300**	**1,303**	**1,306**	**1,276**	**1,409**	**1,438**	**2,603**	**2,846**
Underlying consolidated profit	**758**	**726**	**695**	**749**	**816**	**856**	**1,484**	**1,673**
Underlying attributable profit	**674**	**643**	**615**	**659**	**721**	**762**	**1,317**	**1,482**

Santander

95

Appendix

Brazil

BRL million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	9,898	10,383	10,874	10,747	10,516	11,095	20,282	21,611
Net fee income	3,670	3,738	3,577	4,032	3,980	4,070	7,408	8,050
Gains (losses) on financial transactions and other	169	119	128	(32)	91	41	288	132
Total income	**13,737**	**14,241**	**14,579**	**14,747**	**14,587**	**15,206**	**27,978**	**29,793**
Operating expenses	(4,662)	(4,716)	(4,756)	(5,188)	(4,810)	(4,857)	(9,378)	(9,666)
Net operating income	**9,075**	**9,525**	**9,823**	**9,559**	**9,777**	**10,350**	**18,599**	**20,127**
Net loan-loss provisions	(3,276)	(3,220)	(3,070)	(3,155)	(3,037)	(3,347)	(6,496)	(6,384)
Other gains (losses) and provisions	(615)	(727)	(793)	(859)	(716)	(673)	(1,342)	(1,390)
Underlying profit before tax	**5,184**	**5,578**	**5,960**	**5,545**	**6,024**	**6,330**	**10,762**	**12,354**
Underlying consolidated profit	**3,021**	**3,114**	**3,185**	**3,250**	**3,491**	**3,769**	**6,135**	**7,261**
Underlying attributable profit	**2,687**	**2,758**	**2,822**	**2,863**	**3,082**	**3,353**	**5,445**	**6,435**

Santander

96

Appendix

Chile
EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	490	495	481	477	440	500	985	940
Net fee income	111	117	101	95	103	97	227	200
Gains (losses) on financial transactions and other	40	30	49	49	56	59	70	115
Total income	**640**	**642**	**632**	**622**	**600**	**656**	**1,282**	**1,255**
Operating expenses	(259)	(273)	(257)	(259)	(255)	(269)	(531)	(524)
Net operating income	**381**	**369**	**374**	**363**	**344**	**387**	**751**	**731**
Net loan-loss provisions	(121)	(115)	(117)	(120)	(102)	(105)	(236)	(208)
Other gains (losses) and provisions	22	32	19	31	37	(1)	54	37
Underlying profit before tax	**282**	**287**	**276**	**274**	**279**	**281**	**568**	**560**
Underlying consolidated profit	**222**	**231**	**220**	**226**	**219**	**237**	**453**	**456**
Underlying attributable profit	**150**	**157**	**152**	**153**	**148**	**163**	**307**	**311**

Santander

97

Appendix

Chile
CLP million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	362,502	366,847	370,827	370,410	333,439	383,545	729,349	716,985
Net fee income	81,758	86,556	78,318	73,959	78,010	74,473	168,315	152,483
Gains (losses) on financial transactions and other	29,304	22,193	37,699	38,131	42,713	45,387	51,496	88,100
Total income	**473,564**	**475,595**	**486,844**	**482,500**	**454,162**	**503,405**	**949,159**	**957,567**
Operating expenses	(191,398)	(202,047)	(198,556)	(200,524)	(193,440)	(206,641)	(393,445)	(400,081)
Net operating income	**282,166**	**273,549**	**288,288**	**281,976**	**260,722**	**296,763**	**555,715**	**557,485**
Net loan-loss provisions	(89,852)	(84,920)	(90,252)	(93,034)	(77,584)	(80,828)	(174,772)	(158,412)
Other gains (losses) and provisions	16,034	23,790	14,617	23,614	28,393	(417)	39,824	27,976
Underlying profit before tax	**208,348**	**212,419**	**212,652**	**212,555**	**211,531**	**215,518**	**420,767**	**427,049**
Underlying consolidated profit	**164,447**	**171,185**	**169,725**	**174,910**	**165,949**	**182,169**	**335,632**	**348,119**
Underlying attributable profit	**111,006**	**116,570**	**117,196**	**118,562**	**112,355**	**125,176**	**227,576**	**237,531**

Santander

98

Appendix

Argentina

EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	214	234	(6)	327	213	298	447	511
Net fee income	129	133	(6)	192	116	125	263	241
Gains (losses) on financial transactions and other	34	63	(58)	(46)	2	(33)	97	(31)
Total income	**377**	**430**	**(70)**	**472**	**331**	**389**	**807**	**720**
Operating expenses	(219)	(208)	(1)	(324)	(202)	(229)	(426)	(431)
Net operating income	**158**	**222**	**(71)**	**148**	**129**	**161**	**381**	**289**
Net loan-loss provisions	(49)	(75)	(7)	(99)	(73)	(70)	(125)	(143)
Other gains (losses) and provisions	(17)	(41)	4	9	(22)	3	(58)	(19)
Underlying profit before tax	**92**	**107**	**(73)**	**58**	**34**	**94**	**198**	**127**
Underlying consolidated profit	**66**	**71**	**(71)**	**17**	**10**	**63**	**137**	**74**
Underlying attributable profit	**66**	**71**	**(71)**	**17**	**10**	**63**	**136**	**73**

Santander

99

Appendix

Argentina

ARS million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	5,172	6,385	7,820	8,507	10,117	14,548	11,557	24,665
Net fee income	3,121	3,660	4,472	5,022	5,486	6,131	6,781	11,616
Gains (losses) on financial transactions and other	824	1,683	(799)	(1,972)	102	(1,596)	2,507	(1,494)
Total income	**9,117**	**11,729**	**11,492**	**11,557**	**15,704**	**19,083**	**20,846**	**34,787**
Operating expenses	(5,291)	(5,722)	(7,738)	(8,523)	(9,602)	(11,210)	(11,014)	(20,812)
Net operating income	**3,826**	**6,006**	**3,755**	**3,034**	**6,102**	**7,872**	**9,832**	**13,975**
Net loan-loss provisions	(1,196)	(2,021)	(2,546)	(2,615)	(3,441)	(3,459)	(3,218)	(6,900)
Other gains (losses) and provisions	(411)	(1,077)	(849)	721	(1,067)	131	(1,488)	(936)
Underlying profit before tax	**2,218**	**2,908**	**360**	**1,140**	**1,594**	**4,544**	**5,126**	**6,138**
Underlying consolidated profit	**1,600**	**1,950**	**(644)**	**99**	**497**	**3,056**	**3,550**	**3,553**
Underlying attributable profit	**1,589**	**1,935**	**(649)**	**107**	**490**	**3,043**	**3,525**	**3,534**

Santander

100

Appendix Other South America (Uruguay and Andean Region) EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 112 106 100 103 109 108 218 217 Net fee income 29 29 31 38 29 32 58 60 Gains (losses) on financial transactions and other 7 11 9 8 8 9 18 17 Total income 148 146 141 150 146 149 294 295 Operating expenses (70) (65) (59) (65) (63) (64) (135) (127) Net operating income 78 81 81 84 83 85 160 168 Net loan-loss provisions (17) (9) (22) (22) (18) (20) (26) (38) Other gains (losses) and provisions (3) (2) (2) (18) (2) (1) (5) (3) Underlying profit before tax 59 71 58 44 63 64 129 128 Underlying consolidated profit 31 55 51 29 47 48 86 95 Underlying attributable profit 31 55 51 29 47 47 85 94

Appendix Other South America (Uruguay and Andean Region) Constant EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q2’19 H1’18 H1’19 Net interest income 106 101 97 101 107 110 208 217 Net fee income 27 28 31 38 28 32 55 60 Gains (losses) on financial transactions and other 7 11 9 8 8 9 17 17 Total income 140 140 137 147 143 152 280 295 Operating expenses (66) (62) (57) (64) (62) (65) (128) (127) Net operating income 74 78 79 83 82 87 152 168 Net loan-loss provisions (16) (7) (21) (22) (18) (20) (24) (38) Other gains (losses) and provisions (2) (2) (2) (18) (2) (1) (4) (3) Underlying profit before tax 56 68 57 44 62 66 124 128 Underlying consolidated profit 29 53 50 29 46 49 82 95 Underlying attributable profit 29 53 50 28 46 48 81 94

Appendix

SANTANDER GLOBAL PLATFORM

EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	18	20	20	20	22	23	38	46
Net fee income	1	1	1	4	2	1	2	2
Gains (losses) on financial transactions and other	(4)	(3)	(3)	(2)	(5)	(4)	(7)	(9)
Total income	**16**	**18**	**19**	**21**	**19**	**20**	**34**	**39**
Operating expenses	(23)	(39)	(32)	(49)	(41)	(67)	(62)	(108)
Net operating income	**(7)**	**(21)**	**(13)**	**(28)**	**(22)**	**(47)**	**(28)**	**(69)**
Net loan-loss provisions	0	(0)	(0)	(0)	(0)	(0)	0	(0)
Other gains (losses) and provisions	(1)	(0)	(1)	(0)	(1)	(0)	(1)	(1)
Underlying profit before tax	**(7)**	**(21)**	**(13)**	**(28)**	**(23)**	**(47)**	**(29)**	**(70)**
Underlying consolidated profit	**(9)**	**(14)**	**(10)**	**(22)**	**(11)**	**(40)**	**(23)**	**(51)**
Underlying attributable profit	**(9)**	**(14)**	**(10)**	**(22)**	**(11)**	**(40)**	**(23)**	**(51)**

Santander

103

Appendix

CORPORATE CENTRE

EUR million

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	H1'18	H1'19
Net interest income	(234)	(243)	(251)	(259)	(296)	(304)	(477)	(600)
Net fee income	(9)	(9)	(24)	(28)	(14)	(13)	(17)	(27)
Gains (losses) on financial transactions and other	7	(7)	9	(10)	(90)	(106)	(0)	(196)
Total income	**(236)**	**(258)**	**(266)**	**(297)**	**(399)**	**(423)**	**(494)**	**(822)**
Operating expenses	(105)	(107)	(107)	(106)	(97)	(96)	(212)	(193)
Net operating income	**(341)**	**(365)**	**(373)**	**(403)**	**(497)**	**(519)**	**(706)**	**(1,015)**
Net loan-loss provisions	(37)	(30)	(28)	(21)	(8)	(5)	(67)	(13)
Other gains (losses) and provisions	(43)	(50)	(55)	47	(55)	(72)	(93)	(127)
Underlying profit before tax	**(420)**	**(446)**	**(456)**	**(377)**	**(559)**	**(595)**	**(866)**	**(1,155)**
Underlying consolidated profit	**(416)**	**(468)**	**(450)**	**(351)**	**(526)**	**(592)**	**(884)**	**(1,118)**
Underlying attributable profit	**(415)**	**(469)**	**(450)**	**(352)**	**(517)**	**(592)**	**(884)**	**(1,108)**

Santander

104

Glossary

Glossary -Acronyms 05 AFS: Available for sale AuM: Assets under Management bn: Billion CET1: Common equity tier 1 C&I: Commercial and Industrial CIB: Corporate & Investment Bank DGF: Deposit guarantee fund GDP: Gross domestic product FL: Fully-loaded FX: Foreign exchange EPS: Earning per share ESG: Environmental, social and governance LTV: Loan to Value LLPs: Loan-loss provisions M/LT: Medium- and long-term mn: million MXN: Mexican Pesos n.a.: Not available NII: Net interest income NIM: Net interest margin n.m.: Not meaningful NPL: Non-performing loans PBT: Profit before tax P&L: Profit and loss PPP: Pre-provision profit QoQ: Quarter-on-Quarter RE: Real Estate Repos: Repurchase agreements ROF: Gains on financial transactions RoRWA: Return on risk-weighted assets RoTE: Return on tangible equity RWA: Risk-weighted assets SBNA: Santander Bank NA SCF: Santander Consumer Finance SC USA: Santander Consumer USA SME: Small and Medium Enterprises SRF: Single Resolution Fund ST: Short term SVR: Standard variable rate TDR: Troubled debt restructuring TLAC: Total loss absorbing capacity TNAV: Tangible net asset value UF: Unidad de fomento (Chile) YoY: Year-on-Year UX: User experience 106

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share – TNAVps: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 7 months from December to June. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR).

Thank you. Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 24, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer